As filed with the Securities and Exchange Commission on July 29, 2008

Registration No. 333-152167

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 4

to

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

China Distance Education Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18th Floor, Xueyuan International Tower

1 Zhichun Road

Haidian District

Beijing 100083, China

Telephone: +86-10-8231-9999

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Johnson, Jr., Esq. O’Melveny & Myers LLP 1999 Avenue of the Stars, 7th Floor Los Angeles, CA 90067 USA +1-310-246-6816	David J. Roberts, Esq. O’Melveny & Myers LLP 37th Floor, Yin Tai Centre Office Tower No. 2 Jianguomenwai Avenue Beijing 100022, China +86-10-6563-4209	Z. Julie Gao, Esq. Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852-2522-7886

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Amount to be Registered(2)(3)	Proposed Maximum Offering Price per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Ordinary shares, par value $0.0001 per share	40,250,000	$2	$80,500,000	$4,350	(4)

(1)	American depositary shares, or ADSs, will be registered under a separate registration statement on Form F-6. Each ADS represents four ordinary shares.
(2)	Includes (a) ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their over-allotment option and (b) all ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public.
(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(4)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JULY 29, 2008

8,750,000 American Depositary Shares

China Distance Education Holdings Limited

Representing 35,000,000 Ordinary Shares

This is the initial public offering of our American Depositary Shares, or ADSs. Each ADS represents the right to receive four ordinary shares. We have granted the underwriters an option to purchase up to 1,312,500 additional ADSs from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We currently expect the initial public offering price to be between $7.00 and $8.00 per ADS. We have applied to have the ADSs listed on NYSE Arca under the symbol “DL.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2008.

Citi	Merrill Lynch & Co.
Oppenheimer & Co.	Piper Jaffray

The date of this prospectus is                     , 2008

Largest Online Education Provider in China Focusing on Professional Education*

中华会计网校
www.chinaacc.com
Accounting

自考365
www.zikao365.com
Higher Education for Self-Taught Learners

外语教育网
www.for68.com
Foreign Languages

考研教育网
www.cnedu.cn
Graduate School Entrance Exam

中小学教育网
www.ehappystudy.com
Primary and Secondary Education

中文教育网
www.estudychinese.com
Chinese Language

成人高考教育网
www.chengkao365.com
Adult Higher Education

职业培训教育网
www.chinatet.com
Occupational Training

人事考试教育网
www.chinatat.com
Occupational Skills Exam

ITAT教育网
www.itatedu.com
Information Technology

建设工程教育网
www.jianshe99.com
Construction Engineering

法律教育网
www.chinalawedu.com
Law

医学教育网
www.med66.com
Healthcare

CDEL
自由选择 改变未来
Your future, Your choice
www.cdeledu.com

*As measured by total number of course enrollments in 2007.
Source: 2008 iResearch Report and 2008 CCID Report commissioned by CDEL

CDEL
www.cdeledu.com
自由选择 改变未来 Your future, Your choice

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell these securities. The information in this prospectus is only accurate as of the date of this prospectus.

i

SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. You should carefully read the entire prospectus, especially the risks of investing in the ADSs discussed under the “Risk Factors” before making an investment decision. In addition, we commissioned iResearch Consulting Group, or iResearch, and CCID Consulting, or CCID, both of which are market research firms in China, to prepare reports for the purpose of providing various industry and other information and illustrating our position in the online education market in China. Information from the report prepared by iResearch, or the 2008 iResearch Report, and the report prepared by CCID, or the 2008 CCID Report, appears in the “Summary,” “Industry,” “Business” and other sections of this prospectus. We have taken such care as we consider reasonable in the reproduction and extraction of information from the 2008 iResearch Report and the 2008 CCID Report and other third-party sources.

China Distance Education Holdings Limited

Our Business

We offer a wide range of online education and test preparation courses and other related services and products. Our courses are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. According to the 2008 iResearch Report and the 2008 CCID Report, we are the largest provider of online education in China focusing on professional education, as measured by total number of course enrollments in 2007. We also offer online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, we offer online foreign language courses. Our courses feature online audio-video lectures using streaming media and other Internet-based technologies, and are supplemented by our proprietary textbooks, tutoring, online assignments and exercises, mock examinations and other forms of course-related support. Course participants are able to access our online courses through the Internet at times and places most convenient for them and to easily interact with a broad online community of course participants, professionals, lecturers and tutors.

To comply with PRC law, we have adopted a corporate structure whereby we operate our business through a series of contractual arrangements with Beijing Champion Hi-Tech Co., Ltd., or Beijing Champion, a PRC entity owned by Zhengdong Zhu, our co-founder, chairman and chief executive officer, and his wife, Baohong Yin, our co-founder and deputy chairman. As a result, we do not enjoy direct equity ownership of Beijing Champion, our primary consolidated operating company. However, through these contractual arrangements, we effectively control Beijing Champion and consolidate its financial results in our consolidated financial statements, and thus references to “we,” “us,” “our company” and “our” refer not only to China Distance Education Holdings Limited and its directly-owned subsidiaries, but also to Beijing Champion as the context requires. Beijing Champion, which became our consolidated operating company in June 2003, launched our first online professional course in March 2001 through our www.chinaacc.com website to offer online accounting courses designed to help course participants prepare for China’s Intermediate Level Accounting Professional Qualification Examination. Our online accounting education business has experienced substantial growth since then. We believe our “Chinaacc” brand has now become widely recognized in China as a leading source for online training, test preparation and continuing education within China’s accounting industry. We have also expanded our course offerings into other areas. In June 2003, we launched a website to provide preparatory courses for China’s primary legal exam, the National Judicial Examination. In January 2005, we launched a website to provide training and licensure exam courses for various healthcare professionals, including doctors, nurses and pharmacists. Currently, we have 14 websites, including our main website www.cdeledu.com and 13 other websites, each dedicated to a specific industry, profession or subject area, and accessible directly or from our main website. In addition to our online education courses, which accounted for 89.8% and 92.2% of our net revenues in the fiscal year ended September 30, 2007, and the six months ended March 31, 2008, respectively, we also sell books and reference materials through third-party bookstores and distributors across China, and, to a lesser extent, through our online bookstore and at our offices in Beijing.

We have experienced significant growth in our business in recent years. Our net revenues were $3.8 million, $5.7 million and $11.8 million in the fiscal years ended September 30, 2005, 2006 and 2007, respectively, and $5.2 million in the six months ended March 31, 2008 as compared to $3.7 million in the six months ended March 31, 2007. Our net income was $0.3 million, $49,000 and $5.4 million in the fiscal years ended September 30, 2005, 2006 and 2007, respectively, and $0.8 million in the six months ended March 31, 2008 as compared to $0.4 million in the six months ended March 31, 2007. The decrease in our net income during the fiscal year ended September 30, 2006 resulted mainly from increased spending on marketing in that period. Our total course enrollments increased from approximately 233,000 for the fiscal year ended September 30, 2005 to over 326,000 and 504,000 for the fiscal years ended September 30, 2006 and 2007, respectively. Our total course enrollments were approximately 258,000 for the six months ended March 31, 2008 as compared to approximately 268,000 for the six months ended March 31, 2007. This decrease was primarily due to decreased enrollments in one of our core accounting courses following exceptionally strong enrollments in the prior period.

Market Opportunity

China’s education market is large and growing rapidly as a result of favorable demographic and consumer spending trends and the increased importance placed on higher and professional education.

According to the China Statistical Yearbook (2007), in 2006, approximately 686 million people in China were between the ages of five and 39. Ongoing urbanization has increased the proportion of China’s population living in urban areas from 36.2% in 2000 to 43.9% in 2006, as stated in the China Statistical Yearbook (2007), and is expected to continue to increase. According to the National Bureau of Statistics of China, average per capita annual consumption expenditures in urban areas in China have increased, from approximately RMB4,998 ($712.8) in 2000 to approximately RMB8,697 ($1,240.3) in 2006. Consumption expenditure on education, cultural and recreational services accounted for 13.8% of total annual consumption expenditures per capita in urban households in 2006, the second largest category after food. We believe these demographic and consumer trends are making people in China increasingly willing to invest in higher and professional education.

Recent years have seen an increasing demand for professional education and test preparation services in China. We believe the need for Chinese companies to steadily improve the skills and effectiveness of their workforce to compete effectively with foreign competitors will create growing demand for qualified professionals in areas such as accounting, law, finance, healthcare, information technology and general management. Increasing competition in the job market coupled with the possibility of improvements in career prospects are motivating job seekers and working professionals to develop their skills and knowledge further, and to better equip themselves with relevant professional skills and qualifications. According to the 2008 CCID Report, the professional education and test preparation market in China has grown from RMB45.2 billion ($6.4 billion) in 2005 to RMB75.0 billion ($10.7 billion) in 2007 and is expected to reach RMB155.0 billion ($22.1 billion) in 2010.

Online learning is gaining popularity as a means of receiving professional education and is particularly attractive to working professionals and employers. Given the anticipated increase in China’s higher and professional education participation rates, the growth of Internet use and improvements in online payment systems in China, we believe that online education represents an attractive market opportunity. According to the

2008 iResearch Report, China’s online education market size was approximately RMB14.5 billion ($2.1 billion) in 2006 and is expected to grow to RMB32.8 billion ($4.7 billion) by 2010.

Our Strengths, Strategies and Risks

We believe that the following strengths have contributed to our growth and differentiate us from our competitors:

•	largest provider of online education in China, focusing on professional education, as measured by total number of course enrollments in 2007;

•	strong brand with nationwide recognition in the area of online education and test preparation;

•	diverse course offerings that address the needs of a large market;

•	focus on high-quality courses and superior support and services for our course participants;

•	highly scalable and adaptable business model; and

•	experienced and stable management team.

Our goal is to strengthen our position as a leading provider of online education in China by pursuing the following growth strategies:

•	increase enrollments in existing courses;

•	expand course offerings to increase course enrollments;

•	develop lifelong learning programs to increase spending on our services by each course participant; and

•	pursue selective strategic acquisitions and alliances.

The successful execution of our strategies is subject to risks and uncertainties, including those relating to:

•	our ability to continue to attract course participants to enroll in our courses;

•	our ability to develop and introduce new courses, services and products that meet our target customers’ expectations, or to adopt new technologies important to our business;

•	our ability to compete effectively with present and future competitors or to adjust effectively to changing market conditions and trends;

•	the continued success of our key brand “Chinaacc” and the further enhancement of our newer brands;

•

substantial uncertainties and restrictions with respect to the interpretation and application of PRC laws and regulations relating to the distribution of Internet content, including audio-video content, in China; and

•

the corporate structure we have adopted to operate our online education and test preparation business in China, under which we do not enjoy any equity ownership in Beijing Champion and instead exercise control over Beijing Champion through contractual arrangements with Beijing Champion and its shareholders.

See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

Corporate History and Structure

Beijing Champion, a PRC limited liability company, commenced operations in July 2000 and became our consolidated operating company in June 2003. In March 2003, as part of a corporate restructuring, we incorporated China Distance Education Limited, or CDEL Hong Kong, in Hong Kong to become our offshore holding company. CDEL Hong Kong subsequently established two wholly owned PRC subsidiaries, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology, in January 2004, and Beijing Champion Education Technology Co., Ltd, or Champion Education Technology, in April 2007. We incorporated China Distance Education Holdings Limited, or CDEL Cayman, in the Cayman Islands in January 2008, and it became our ultimate holding company in March 2008 when it issued shares to the existing shareholders of CDEL Hong Kong in exchange for all of the outstanding shares of CDEL Hong Kong on a pro rata basis. In June 2008, Beijing Champion completed the acquisition of all the equity interests in Caikaowang Company Limited, or Caikaowang, which became a 100% owned subsidiary of Beijing Champion. Caikaowang provides online accounting training courses that supplement our existing online accounting training course offerings. In June 2008, Beijing Champion and a third party unrelated to us or our affiliates formed a joint venture named Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge. Beijing Champion invested RMB30.0 million ($4.3 million) for a 69.8% equity interest in Champion Wangge and the remaining 30.2% equity interest will be issued to the other joint venture partner when it contributes certain intangible assets into the joint venture, which has not yet occurred. No operations have commenced to date at Champion Wangge and we do not expect any operations to commence prior to the other joint venture partner injecting its assets into Champion Wangge. This new joint venture will provide online courses covering primary and secondary education subjects. For more information on Champion Wangge, see “Our Corporate History and Structure.”

Due to PRC legal restrictions on foreign ownership and investment in Internet content distribution businesses in China, we operate our online education and test preparation services through a series of contractual arrangements entered into among CDEL Hong Kong, Champion Technology, Champion Education Technology, Beijing Champion and its shareholders. Beijing Champion holds the licenses and approvals that are required to operate our business. We do not have any direct ownership interests or direct voting rights in Beijing Champion. As a result of these contractual arrangements, which provide us with the right to control management decisions and the right to obtain substantially all of the economic benefits in Beijing Champion and obligations to fund its losses, we control Beijing Champion and, accordingly, under generally accepted accounting principles in the United States, or U.S. GAAP, we consolidate Beijing Champion’s operating results in our consolidated financial statements. For a more detailed discussion of these contractual arrangements, see “Our Corporate History and Structure,” and for a detailed description of the regulatory environment for Internet-based businesses in China that necessitates our adoption of this structure, see “Regulation.” In addition, for a detailed description of the risks associated with our corporate structure and these contractual arrangements that support our corporate structure, see “Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

The following diagram illustrates our corporate and share ownership structure as of the date of this prospectus.

1.	Champion Wangge was formed in June 2008, and has not yet commenced operations. For more information on Champion Wangge, see “Our Corporate History and Structure.”

Indicates equity interests
Indicates contractual relationship

For a more detailed description of our corporate history and structure, see “Our Corporate History and Structure.”

Recent Developments

The following is an estimate of certain selected preliminary unaudited financial results for the three months ended June 30, 2008. Because our financial statements for the three months ended June 30, 2008 have not been finalized and are subject to completion of our normal quarter-end closing procedures, our selected preliminary unaudited financial results for the three months ended June 30, 2008 set forth below may be subject to change.

•	We estimate total net revenues were between approximately $3.9 million and $4.4 million, compared to $3.4 million for the three months ended June 30, 2007.

•

We estimate net income was between approximately $0.2 million and $0.3 million, compared to $1.7 million for the three months ended June 30, 2007. Our estimated net income includes the impact of share-based compensation expense, which we estimate to be between approximately $0.3 million and $0.6 million for the three months ended June 30, 2008 relating to options granted in April and May 2008. See “Management—Share Options, Restricted Shares and Share Incentive Plans.”

In addition, we estimate that the total number of our course enrollments were between approximately 170,000 and 190,000 for the three months ended June 30, 2008, compared to approximately 144,000 for the three months ended June 30, 2007.

Our preliminary financial results for the quarter ended June 30, 2008 are subject to adjustments and actual results may differ materially from the estimates provided above. Financial results for the three months ended June 30, 2008 may not be indicative of our full year results for the fiscal year ending September 30, 2008 or future quarterly periods. For additional information regarding the various risks and uncertainties inherent in such estimates, see “Special Note Regarding Forward-Looking Statements.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information regarding trends and other factors that may influence our financial results.

For a more detailed discussion, see the section entitled “Recent Developments.”

Our Offices

Our principle executive offices are located at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, the People’s Republic of China. Our telephone number at this address is +86-10-8231-9999 and our fax number is +86-10-8233-7887. Our main website is www.cdeledu.com. The information contained on this website and our other websites is not part of this prospectus.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, information is presented in this prospectus assuming that:

•	the underwriters will not exercise their option to purchase additional ADSs to cover over-allotments;

•	all of our outstanding series A convertible redeemable preferred shares, or preferred shares, will be automatically converted into ordinary shares immediately prior to this offering; and

•	unless otherwise specifically indicated, all share and per share data have been adjusted to reflect a 1-for-1,000 share split that became effective on March 7, 2008.

In this prospectus,

•	“China,” and “PRC” refer to the People’s Republic of China, excluding for purposes of this prospectus only Taiwan, Hong Kong and Macau; and

•	“RMB” and “Renminbi” refer to the legal currency of China, and “U.S. dollars,” “dollars,” and “$” refer to the legal currency of the United States.

We use U.S. dollars as our reporting currency in our financial statements and in this prospectus. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entity, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. In other parts of this prospectus, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB7.0120 to $1.00, the noon buying rate in effect as of March 31, 2008. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On July 28, 2008, the noon buying rate was RMB6.8332 to $1.00.

This prospectus contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by PRC governmental entities which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such official sources may not be consistent with other information compiled in or outside China.

The Offering

ADSs offered by us	8,750,000 ADSs.

ADSs outstanding immediately after the offering	8,750,000 ADSs.

Ordinary shares outstanding immediately after this offering	141,840,594 ordinary shares.

Price per ADS	$

The ADSs	Each ADS represents four ordinary shares, par value $0.0001 per share.

•	The depositary will be the registered holder of the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement among us, the depositary and the holders of ADSs.

•

Although we do not expect to pay cash dividends in the foreseeable future, in the event we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses, and subject to any tax withholding requirements and whether the depositary can convert the currency on a reasonable basis into U.S. dollars and transfer the U.S. dollars to the United States.

•	You may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary may charge you fees for exchanges.

•	We may amend or terminate the deposit agreement for any reason without your consent, and if you continue to hold our ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,312,500 additional ADSs at the initial public offering price, less the underwriting discount, solely to cover over-allotments, if any.

Use of proceeds

Our net proceeds from this offering are expected to be approximately $57.7 million (assuming an initial public offering price of $7.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and after deducting the underwriting discount and the estimated offering expenses payable by us). If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $66.9 million. We anticipate using these net proceeds for general corporate purposes, including working capital, capital expenditures relating to the expansion of our operations and potential acquisitions.

Lock-up	We, our directors, executive officers and all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or other securities of our company for a period of 180 days after the date of this prospectus. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Listing	We have applied to list our ADSs on NYSE Arca. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

NYSE Arca symbol	“DL.”

Reserved ADSs	At our request, the underwriters have reserved for sale, at the public offering price, up to an aggregate of 700,000 ADSs to our directors, officers, employees, business associates and related persons through a reserved share program.

Depositary	Deutsche Bank Trust Company Americas.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on or around , 2008. The ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depositary Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial information for the periods and as of the dates indicated should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The summary consolidated statement of operations data for the fiscal years ended September 30, 2005, 2006 and 2007 (other than ADS data), and the summary consolidated balance sheet data as of September 30, 2006 and 2007, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended March 31, 2007 and 2008 and the summary consolidated balance sheet data as of March 31, 2008 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future periods.

	For the Year Ended September 30,			For the Six Months Ended March 31,
	2005	2006	2007	2007	2008
	(In thousands of $, except share, per share and per ADS data)
Summary Consolidated Statement of Operations Data:
Net revenues:
Online education services	3,630	5,371	10,637	3,421	4,804
Books and reference materials	154	174	484	186	244
Others	55	122	725	93	160

Total net revenues	3,839	5,667	11,846	3,700	5,208

Cost of sales:
Cost of services	(1,531)	(2,566)	(3,553)	(1,611)	(2,109)
Cost of tangible goods sold	(117)	(147)	(354)	(103)	(138)

Total cost of sales	(1,648)	(2,713)	(3,907)	(1,714)	(2,247)

Gross profit	2,191	2,954	7,939	1,986	2,961
Operating expenses:
Selling expenses	(339)	(1,676)	(1,285)	(710)	(816)
General and administrative expenses	(1,541)	(1,400)	(1,638)	(867)	(1,336)

Total operating expenses	(1,880)	(3,076)	(2,923)	(1,577)	(2,152)

Other operating income	—	—	131	—	207

Operating income (loss)	311	(122)	5,147	409	1,016
Interest (expense) income, net	(28)	(27)	(5)	(17)	8
Exchange loss	—	—	—	—	(52)
Equity in loss of an affiliated company	—	—	—	—	(46)

Income (loss) before income taxes	283	(149)	5,142	392	926
Income tax benefit (expense)	22	198	307	23	(176)

Net income	305	49	5,449	415	750

	For the Year Ended September 30,			For the Six Months Ended March 31,
	2005	2006	2007	2007	2008
	(In thousands of $, except share, per share and per ADS data)
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion to beneficial conversion feature of Series A convertible contingently redeemable preferred share	—	—	(903)	(101)	(802)

Net income (loss) attributable to ordinary shareholders	305	49	4,546	314	(52)

Earnings (losses) per share:
Basic	Nil	Nil	0.04	Nil	Nil
Diluted(1)	Nil	Nil	0.04	Nil	Nil
Weighted average number of ordinary shares outstanding:
Basic and diluted shares	100,000,000	100,000,000	95,415,512	98,973,467	91,877,000
Earnings (losses) per ADS(2):
Basic	0.01	Nil	0.16	0.01	(0.01)
Diluted(1)	0.01	Nil	0.16	0.01	(0.01)
Other Consolidated Financial Data:
Gross Margin(3)	57.1%	52.1%	67.0%	53.7%	56.9%
Operating Margin(4)	8.1%	(2.2)%	43.5%	11.1%	19.5%
Net Margin(5)	7.9%	0.9%	46.0%	11.2%	14.4%

(1)	Excludes 11,045,500 ordinary shares issuable upon the exercise of options granted under our share incentive plan, which was adopted by us on April 18, 2008.

(2)	One ADS represents four ordinary shares.

(3)	Gross margin represents gross profit as a percentage of net revenues.

(4)	Operating margin represents income (loss) from operations as a percentage of net revenues.

(5)	Net margin represents net income as a percentage of net revenues.

	As of September 30,		As of March 31, 2008
	2006	2007
	(In thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	690	7,106	7,775
Total assets	3,988	19,928	24,894
Deferred revenue	1,784	2,524	4,493
Refundable fees	53	1,907	2,340
Total liabilities	3,267	6,241	9,798
Series A convertible contingently redeemable preferred shares	—	903	1,705
Total shareholders’ equity	721	12,784	13,391
Total liabilities, preferred shares and shareholders’ equity	3,988	19,928	24,894

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risk factors described below, before making an investment in our ADSs. The following risk factors describe events, uncertainties or circumstances that create or enhance risks to our business, financial condition and results of operations or otherwise to the value of your investment in our ADSs. Any of these risks could result in a decline in the market price of our ADSs, in which case you may lose all or part of your investment.

Risks Relating to Our Business

If we are unable to continue to attract course participants to enroll in our courses, our revenues may decline and we may not be able to maintain profitability.

The success of our business depends primarily on the number of enrollments in our courses and the amount of course fees that we can charge. Therefore, our ability to continue to attract course participants to enroll in our courses and maintain revenue growth is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new courses and enhance existing courses to respond to changes in market trends and demands of course participants, to effectively market our courses to a broader base of prospective course participants, to train and retain qualified lecturers and tutors, to develop additional high-quality educational content and to respond to competitive pressures. If we are unable to increase our enrollments in some of our relatively new courses and generate sufficient course fees to exceed the incremental costs associated with developing and delivering such new courses, we may be unable to maintain substantial revenue growth. In addition, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or maintain their quality and consistency, or other factors. Furthermore, we may be unable to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. If we are unable to continue to attract course participants to enroll in our courses, our revenues may decline and we may not be able to maintain profitability.

If we fail to develop and introduce new courses, services and products that meet our target customers’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the legal, healthcare, construction engineering, information technology and other industries, as well as participants of online courses for self-taught learners seeking higher education and other forms of online education. In addition to regular classes, we have also introduced new “elite” classes within some of our most successful course offerings to better serve the needs of high-end customers. The profitability of the elite classes may be subject to risks given that the course participants enjoy refund privileges if certain pre-agreed conditions are met. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more of new courses, services or products. Moreover, we cannot assure you that any of these courses, products and services will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income.

The technology used in Internet and value-added telecommunications services and products in general, and in online education services in particular, and the related technology standards may evolve and change over time. If we fail to anticipate and adapt to such technological changes, our market share and our business development could suffer, which in turn would have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks relating to such new courses, services and products, our business may be materially and adversely affected.

We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

We face competition from providers of traditional offline education, training and test preparation services, and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation market. The provision of professional education and test preparation courses over the Internet is a relatively recent concept. Although online education is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally viewed as a more accepted method. We therefore compete with traditional in-person educational institutions and training centers in the various subject areas for which we offer courses. As our courses are conducted solely online, if the perception persists or increases that traditional forms of education and training are preferred, we may not be able to compete effectively with competitors engaging in traditional forms of education and training. In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the foreign partners’ technology and experience developed in their home markets.

Our present and future competitors may have longer operating histories, larger student enrollments, larger teams of professional staff and greater financial, technical, marketing and other resources. They may be able to devote more resources to the development and promotion of their courses and services, and may be able to react more quickly to changing customer requirements and demands, deliver competitive services at lower prices or respond to new Internet technologies, trends or user preferences more effectively than we can. They may be able to offer services and products with better performance and prices than ours with the result that their services and products may gain greater market acceptance than ours. They may also offer free promotional services and products in connection with their marketing campaigns or significantly lower the prices for their services and products in order to attract students and capture additional market share.

There is no assurance that we will be able to compete effectively with such present and future competitors or to adjust effectively to changing market conditions and trends. Our failure to compete effectively could erode our market share, result in a fall in the number of our course participants, or lead to price reductions or increased spending for marketing and promotion of our courses, any of which may materially and adversely affect our profitability.

Our business depends on the continued success of our key brand “Chinaacc” and the further enhancement of our newer brands, and if we fail to maintain and enhance recognition of our brands, we may face difficulty in obtaining new business partners and customers, and our business reputation and operating results may be harmed.

We believe that market awareness of our key brand “Chinaacc” has contributed significantly to the success of our business. Maintaining and enhancing this key brand, further improving our brands in the legal, healthcare and other areas and introducing new brands are critical to our efforts to grow our customer base and obtain additional business partners. However, our main competitors are continuing to take steps to increase their brand recognition. Failure to maintain and enhance our brand recognition could also have a material and adverse effect on our business, operating results and financial condition.

We have initiated brand promotion efforts in recent years, but we cannot assure you that our marketing efforts will be successful in further promoting our brands. If we are unable to further enhance our brand recognition and increase awareness of our courses, services and products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected.

Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of professional examinations in China.

We provide online professional education and test preparation courses relating to the accounting, legal, healthcare, construction engineering, information technology and other industries. If there is any material change to the perceived difficulty, requirements or formats of examinations in these subject areas, and we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, the demand for, and relevance of, our courses and training materials may be adversely affected, which could have an adverse impact on our financial condition and results of operations. For example, our accounting course enrollments decreased from approximately 247,000 for the six months ended March 31, 2007 to approximately 222,000 for the six months ended March 31, 2008. This decrease occurred primarily because we experienced a significant increase in enrollments in our core accounting courses during the six months ended March 31, 2007 due to the fact that the relevant accounting exams covered by our courses at the time were undergoing changes in content and requirements, and many exam takers determined that enrolling in our online courses was important to their exam preparation efforts. In the subsequent period, as exam takers became more familiar with and less concerned about the new exam content and requirements, many exam takers opted not to take our courses, which resulted in an overall decrease in accounting course enrollments.

Our business is dependent on our lecturers comprised primarily of academics and experienced practitioners within their respective industries who are typically engaged on a part-time contractual basis, and some of whom are not bound by exclusivity restrictions.

All our courses are conducted by lecturers, comprised primarily of academics from post-secondary educational institutions and experienced practitioners within their respective industries in China. The popularity and effectiveness of our courses depend on the teaching ability of these lecturers and their reputation as skilled lecturers. Our lecturers are typically engaged on a part-time contractual basis for periods ranging from one to three years. Some lecturers are not bound by exclusivity restrictions. If our lecturers fail to deliver quality lectures as a result of inadequate devotion of their time and energy to our courses or for other reasons, our business may be adversely affected. In addition, as the online education industry grows and matures, we may face increasing competition from our competitors for lecturers with good reputations and effective teaching skills, and on whom we rely for the delivery of quality services and to maintain and promote our leading market position. Any failure to attract qualified lecturers or to maintain or improve the quality of our lectures could adversely affect our reputation and operating results.

Failure to attract and retain qualified personnel and experienced senior management could disrupt our operations and adversely affect our business and competitiveness.

Our continuing success is dependent, to a large extent, on our ability to attract and retain qualified personnel and experienced senior management. If one or more of our senior management team members are unable or unwilling to continue to work for us, we may not be able to replace them within a reasonable period of time or at all, and our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses in recruiting and training additional personnel. Although our senior management are subject to certain non-competition restrictions during, and for a period of two years after termination of their employment, we cannot assure you that such non-competition restrictions will be effective or enforceable under PRC law. If any of our senior management joins a competitor or forms a competing business, our business may be severely disrupted. We have no “key man” insurance with respect to our key personnel that would provide insurance coverage payable to us for loss of their employment due to death or otherwise.

Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception, and a loss of his services in the future could severely disrupt our business and negatively affect investor confidence in us, which may also cause the market price of our ADSs to go down.

Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception. To date, we have relied heavily on Mr. Zhu’s expertise in, and familiarity with, our business operations, his relationships with our employees, and his reputation in the online education industry. In addition, Mr. Zhu continues to be primarily responsible for formulating our overall business strategies and spearheading the growth of our operations. If Mr. Zhu were unable or unwilling to continue in his present positions, we may not be able to easily replace him and may incur additional expenses to identify and train his successor. In addition, if Mr. Zhu were to join a competitor or form a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations. Although Mr. Zhu is subject to certain non-competition restrictions during, and for a period of two years after termination of, his employment with us, we cannot assure you that such non-competition restrictions will be effective or enforceable under PRC law. Moreover, even if the departure of Mr. Zhu from our company would not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that his departure could severely damage our business and operations and could negatively affect investor confidence in us, which may cause the market price of our ADSs to go down. We do not maintain key man insurance on Mr. Zhu.

Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of our outstanding ordinary shares and, as a result, he has significantly greater influence over us and our corporate actions relative to our public shareholders and his interests may not be aligned with the interests of other shareholders.

Following this offering, our co-founder and chief executive officer, Mr. Zhu, will beneficially own 69,307,159 ordinary shares or approximately 48.9% of our outstanding ordinary shares (assuming the conversion of all outstanding preferred shares into ordinary shares), or 47.1% if the underwriters exercise their option to purchase additional ADSs in full. Mr. Zhu is expected to be an affiliate as defined in Rule 144 under the Securities Act after this offering, due to the large size of his shareholding in us after the offering and his positions with us as our chairman and chief executive officer. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. Furthermore, we engaged in related party transactions with Mr. Zhu and entities controlled by Mr. Zhu in the past. For example, we rented our office premises located at Xueyuan International Tower in Beijing from Mr. Zhu from 2004 to 2007, and purchased such office premises from Mr. Zhu in 2007 at mutually agreed prices. However, we cannot assure you that such transactions have always been conducted on an arms’ length basis or on terms that are most favorable to us and our shareholders.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.

We have experienced seasonality and expect in the future to continue to experience seasonality in revenues related to the provision of our online education courses primarily due to seasonal changes in course enrollments and the timing of various exams. We typically open new courses to enrollment approximately six months before the relevant exam date. With respect to our non-refundable courses, we recognize revenues on a straight line basis over the subscription period from a course participant’s enrollment date to the examination date when we close access to the relevant online course materials. As a result, for non-refundable courses, we typically recognize higher revenues during the three months immediately prior to the examination dates mainly because more course participants enroll in our courses during this period of time and we recognize revenues from these participants from their enrollment date to the course completion date. With respect to our refundable courses, we typically recognize revenues 15 days after the relevant exam score release dates when the participants’ refund privileges expire. Given the recent introduction of our refundable courses, we have limited ability to accurately evaluate the seasonality, if any, relating to such courses. As the majority of our course participants take courses relating to the main professional accounting exams, which are typically held in May and September, we historically have experienced higher revenues during the quarters ending June 30 and September 30 of each fiscal year. By contrast, we have historically experienced lower revenues in the quarters ended December 31 and March 31 due to the lower number of exams held during those periods. This seasonality factor may change in future periods if the timing of exams are moved to different times of a year. In addition, as the mix of types of exams and course subjects changes over time, we expect to experience seasonality based on the timing of various types of exams held in different times of the year in different subject areas. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

We believe that our copyrights, trademarks and other intellectual property are instrumental to our success. We depend to a large extent on our ability to develop and maintain the proprietary aspects of our technology and products. We have devoted considerable time and energy to the development and improvement of our websites, our online training platform and our training courses and materials.

We rely primarily on copyrights, trademarks, trade secrets, unpatented proprietary technologies, processes and know-how and other contractual restrictions to protect our intellectual property. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties may infringe upon or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

In 2005, we filed a lawsuit against two individuals in Jiangsu Province for their infringement of our copyrights by illegally transmitting our online accounting courses through a website open to its registered members. We have also in the past delivered cease and desist letters to third parties that have attempted to misappropriate our trademarks or brand names. These cases were eventually settled in our favor. However, implementation of intellectual property-related laws has historically been ineffective in China, primarily because of difficulties in enforcement and ambiguities in PRC laws and, therefore, we may not be successful in preventing or limiting future infringing activities.

We may be exposed to infringement claims by third parties or held liable for defamation or negligence to third parties for information displayed on, retrieved from or linked to our websites, based on the content of the books and reference materials or marketing materials that we or our lecturers author or distribute or for information delivered or shared through our services, which could disrupt our business and cause us to incur substantial legal costs, or damage our reputation.

We cannot assure you that our services and products do not or will not infringe any intellectual property rights held by third parties. We have in the past, in the ordinary course of business, experienced claims for intellectual property infringement, none of which has had a material effect on our business. We cannot ensure you that in the future we would not receive claims of infringement of third parties’ proprietary rights or claims for indemnification resulting from infringement arising from our services or products. We may also become subject to claims that content on our websites or in the books and reference materials or marketing materials that we or our lecturers author or distribute is in fact protected by third parties’ copyright ownership rights or trademark.

In addition, as a provider of Internet content and other value-added telecommunications services, we may face liability for defamation, negligence and other claims based on the nature and contents of the materials that are displayed on our websites or delivered or shared through our services. We could also be subject to claims based upon content that is accessible on our websites or through our networks, such as content and materials posted by visitors on message boards, online communities, email or chat rooms offered on our websites. By providing hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party websites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us.

Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against us and our failure or inability to obtain a license to use the infringed or similar technology or content on commercially acceptable terms, or at all, could prevent us from producing and offering our services or products or cause us to incur great expense and delay in developing non-infringing services or products. Any of the above events could in turn have a material and adverse impact on our financial condition and results of operations. Any defamation or negligence claims against us, even if they do not result in liability to us, could cause us to incur significant costs in investigating and defending against these claims. We do not have general liability insurance to cover all potential claims to which we are exposed, and our insurance coverage may not be adequate to indemnify us from all liability that may be imposed.

Concerns about the security of our transaction systems and confidentiality of information on the Internet may reduce use of our services and impede our growth.

Public concerns over the security and privacy of electronic settlement, online transmittal and communications have significantly constrained the rapid development and expansion of online transactions. If these concerns are not adequately addressed, they will restrict the growth of value-added telecommunications services generally, and in particular the use of the Internet as a means of conducting commercial transactions. If a well-publicized breach of security were to occur, general usage of telecommunications value-added services could decline, which could reduce our visitor traffic and the number of course participants, and impede our growth. We cannot assure you that our current security measures will be adequate or sufficient to prevent any theft or misuse of personal data of our course participants. Further, security breaches could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation and ability to attract or retain course participants.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-controlled telecommunications operators. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are generally the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

We also rely on China Telecommunications Corporation, or China Telecom, China Netcom Corporation Ltd., or China Netcom, and China Education and Research Network, or Cernet, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the telecommunications networks of China Telecom, China Netcom and Cernet or if they otherwise fail to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues.

Furthermore, we have no control over the costs of services provided by China Telecom, China Netcom and Cernet. If the prices that we pay for telecommunications and Internet services rise significantly, our gross profit and net income could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our visitor traffic may decrease, which in turn may harm our revenues.

Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain satisfactory performance, reliability, security or availability of our network infrastructure may cause significant damage to our reputation and our ability to attract and maintain course participants. Major risks involving our network infrastructure include:

•

breakdowns or system failures resulting in a prolonged shutdown of our servers, including failures attributable to power shutdowns, or attempts to gain unauthorized access to our systems, which may cause loss or corruption of data or malfunctions of software or hardware;

•	disruption or failure in the national backbone network, which would make it impossible for visitors and course participants to log on to our websites;

•	damage from fire, flood, power loss and telecommunications failures; and

•	any infection by or spread of computer virus.

Any network interruption or inadequacy that causes interruptions in the availability of our websites or deterioration in the quality of access to our websites could reduce customer satisfaction and result in a reduction in the number of course participants using our services. If sustained or repeated, these performance issues could reduce the attractiveness of our websites and course offerings. In addition, any security breach caused by hackings, which involve attempts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could cause a disruption in our services. Inadvertent transmission of computer viruses could expose us to a material risk of loss of our course files or litigation and possible liability, as well as damage to our reputation.

Furthermore, increases in the volume of traffic on our websites could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause a disruption or suspension in our course offerings, which would hurt our brand and reputation, and thus negatively affect our revenue growth. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic in the future.

All of our servers and routers, including backup servers, are currently hosted by third-party service providers in multiple cities in China. We do not maintain any backup servers outside of these cities. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our websites to mirror our online resources.

Our anticipated fast business growth and rapidly changing operating environment may strain our existing resources.

We anticipate fast expansion of our business as we seek to grow our customer base, expand our service and product offerings and pursue new market opportunities. Our operational, administrative and financial resources may be inadequate to sustain the growth we plan to achieve. As the number of our course participants increases or their demands and needs change or as our business activities expand, we will need to increase our investment in network infrastructure, facilities and other areas of operations, and we will be required to improve existing, and implement new, operational, technological and financial systems, procedures and controls, and to expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our regional and online agents and other third parties necessary for the success of our business. If we are unable to manage our growth and expansion effectively, the quality of our services could deteriorate and our business may suffer and our results of operations may be materially and adversely affected.

We have granted, and may continue to grant, share options under our current or future share incentive plans, which may materially impact our future results of operations.

We adopted a share incentive plan in April 2008, under which we have to date granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of the date of this prospectus. In July 2008, we adopted our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of ordinary shares equal to 5% of the total number of ordinary shares issued and outstanding as of the effective date of the registration statement for this offering, plus an automatic annual adjustment. Pursuant to the New Plan, we have agreed to issue a certain number of restricted shares to Carol Yu upon the completion of this offering in connection with her becoming our independent director. See “Management—Share Options, Restricted Shares and Share Incentive Plans.” The additional expenses associated with options and restricted shares granted under the share incentive plans may materially impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, we could further incur significant compensation charges and our net income could be adversely affected.

We may need additional capital but may not be able to obtain it on acceptable terms or at all.

We believe that our current cash and cash equivalents, anticipated cash flows from operations and the net proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for 18 months following the date of this prospectus. We do not anticipate that our current expansion plans will require significant capital commitments due to the scalability of our business model. We do, however, expect to spend money on the further development of our “Chinaacc” brand and other brands in the disciplines for which we offer courses. We do not expect our short-term and long-term cash requirements to be materially different.

Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, our sales performance, ability to control costs and expenses, and choice of financing arrangements. Any changes in the significant factors affecting our revenues from online education services may cause material fluctuations in our cash generated from operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview—Specific Factors Affecting Our Results of Operations” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of companies providing online professional education and test preparation courses;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in Internet, educational services and professional training services companies;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

Future acquisitions may have an adverse effect on our business operations.

If we are presented with appropriate opportunities, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay.

Our operations could be disrupted by an outbreak of fire or other calamities and we have limited insurance coverage.

We store books and audio and visual products at our premises to support our online courses. As such, there is a risk that these products and our premises may be damaged or destroyed by fire and other natural calamities. Any disruption of electricity supply or any outbreak of fire or similar calamities at our premises may result in the breakdown of our facilities and disruption to our business. In addition, any fire or other calamity at the facilities of our third-party service providers that host our servers could severely disrupt our ability to deliver our courses and other services over our websites.

At present, insurance companies in the PRC offer limited coverage for business related risks. As such, we only have a very limited form of insurance for our property covering loss of property arising from theft, fire, lightning, explosives and damage caused by aerial objects. We do not have any business liability or disruption insurance coverage for our operations, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business and reputation. Any business disruption, litigation or natural disaster could expose us to substantial costs and losses.

Our financial performance and prospects could be affected by natural calamities or health epidemics.

Our business could be materially and adversely affected by natural calamities or health epidemics such as avian influenza, severe acute respiratory syndrome or other epidemics. On May 12, 2008, a major earthquake struck China’s populous Sichuan province and was felt across much of the country, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of an announcement by the Ministry of Finance to postpone the administration of the Elementary Level and Intermediate Level Accounting Professional Qualification Exams across China as a direct result of the earthquake, which exams were originally scheduled to be held on the third weekend of May 2008. On July 2, 2008, the Ministry of Finance announced that these exams will be held on September 6 and 7, 2008. As a result of the exam dates being rescheduled from May 2008 to September 2008, deferred revenue generated from our test preparation courses relating to these two major accounting exams was not fully recognized as revenue by May 2008, but will be recognized over a longer period of time through September 2008. For a more detailed discussion of how we recognize revenues, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition.” In addition, in recent years, there were reports regarding the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any occurrences of natural calamities or epidemics may result in the postponement or rescheduling of examinations for which we provide courses, which may in turn have an adverse impact on our revenues and performance. In addition, if our employees are affected by natural calamities or contagious or virulent diseases, we may fail to provide our online training courses, materials and services in a timely manner, which will have an adverse impact on our financial performance. We have not adopted any written preventive measures or contingency plans to combat any future natural calamities or outbreak of epidemics. Any natural calamities or prolonged recurrence of adverse public health developments in China may have a material and adverse effect on our business operations.

We may be exposed to liability for our course content, information or advice we provide to our course participants or customers of our other services.

We may be subject to legal claims from our course participants or customers of our other services for losses they suffer if such losses arise from their reliance on content, information or advice that we provide to them. Such claims, with or without merit, may be expensive to defend and may have an adverse impact on our reputation. Further, if such claims are successful, we may be held liable to pay compensation which may in turn adversely affect our financial condition and results of operations.

Our independent registered public accounting firm has identified material weaknesses and significant deficiencies in our internal control over financial reporting. If we are unable to correct these weaknesses and deficiencies, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

We will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on September 30, 2009. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may still issue a report with an adverse opinion if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the audit of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified the following control deficiencies, which amounted to “material weaknesses” as defined under the standards established by the Public Company Accounting Oversight Board: (i) our lack of sufficient accounting personnel with U.S. GAAP and SEC reporting experience, processes and documentation, to address reporting requirements under U.S. GAAP, and (ii) our lack of an effective independent oversight function, such as an independent audit committee and internal audit department, to prevent and detect misstatements in our financial statements. In addition, we and our independent registered public accounting firm identified the following two “significant deficiencies” as defined under the standards established by the Public Company Accounting Oversight Board: (i) a deficiency in our internal control over financial reporting for tax exposure resulting from certain inter-company transactions and arrangements among Beijing Champion, Champion Technology and Champion Education Technology, and (ii) our lack of a comprehensive computerized system to timely track operating data and integrate such data with our accounting system.

If we fail to remediate the material weaknesses and other control deficiencies in our internal control over financial reporting and timely achieve and maintain effective internal control over financial reporting, we may not be able to produce accurate and timely financial reports and prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs, which may negatively affect our results of operations.

As a U.S. public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and NYSE Arca, have required changes in corporate governance practices of U.S. public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. For example, to meet the deadline for compliance with the Section 404 requirements of the Sarbanes-Oxley Act, we have taken and will continue to take measures to remediate the control deficiencies that we have identified. These remedial measures, including hiring consultants and additional qualified personnel and upgrading our financial accounting infrastructure and information systems, are costly. Furthermore, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to the distribution of Internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our websites.

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% equity interests in any entity conducting Internet content distribution business.

Because we are a Cayman Islands company and we hold the equity interests of our PRC subsidiaries indirectly through China Distance Education Limited, a Hong Kong company, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among CDEL Hong Kong, our two PRC subsidiaries, Beijing Champion and its shareholders. Beijing Champion is a PRC limited liability company 79% owned by Zhengdong Zhu, our chairman and chief executive officer and a major shareholder, and 21% owned by Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. Beijing Champion holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of China’s Ministry of Information Industry, or MII (now known as the Ministry of Industry and Information due to a ministerial-level restructuring in early 2008), which allows Beijing Champion to provide Internet content distribution services. Beijing Champion has also received an approval issued by the Beijing Telecommunications Administration Bureau to provide online bulletin board services on six of our 14 websites. In addition, Beijing Champion holds a Permit of Internet Cultural Activities issued by the Ministry of Culture, which permits Beijing Champion to engage in production and dissemination of cultural products through the Internet. The ICP license and other approvals held by Beijing Champion are essential to the operation of our business.

As a result of these contractual arrangements, we control Beijing Champion and, accordingly, under U.S. GAAP, we consolidate its operating results in our financial statements. For a description of these contractual arrangements, see “Our Corporate History and Structure.”

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of law. For example, on July 26, 2006, MII issued the Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MII Notice. The MII Notice prohibits a domestic telecommunications service provider from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in China. According to the MII Notice, either the holder of a value-added telecommunications service license or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The MII Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In order to comply with the MII Notice, we have transferred all domain names that are principally used in connection with our online business activities from Champion Technology to Beijing Champion, and are in the process of completing the trademark transfer.

Furthermore, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries and Beijing Champion are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or Beijing Champion, which business and operating licenses are essential to the operation of our business;

•	levying fines;

•	confiscating our income or the income of our PRC subsidiaries or Beijing Champion;

•	shutting down our servers or blocking our websites;

•	discontinuing or restricting our operations or the operations of our PRC subsidiaries or Beijing Champion;

•	imposing conditions or requirements with which we, our PRC subsidiaries or Beijing Champion may not be able to comply;

•	requiring us, our PRC subsidiaries or Beijing Champion to restructure our relevant ownership structure, operations or contractual arrangements;

•	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

If the regulatory authorities take any of the above-mentioned measures against us, we may have to cease our business operations and our reputation will be severely damaged, which in turn will materially and negatively affect our financial condition and results of operations.

If Beijing Champion fails to obtain and maintain the requisite licenses and approvals held by it under the complex regulatory environment for Internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The Internet industry in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, MII, the State Administration of Industry and Commerce, the State Press and Publication Administration, the State Administration of Radio, Film and Television, or SARFT, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet industry.

Beijing Champion is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. Beijing Champion has obtained primary approvals including an ICP license for our 14 websites and an approval for operating electronic bulletin board services on six websites where we currently provide such services. These licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Beijing Champion, however, may be required to obtain additional licenses, such as an Internet Publishing License for engaging in Internet publishing and an Internet News Information Services Provision Approval for engaging in distribution of news through the Internet. If Beijing Champion fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of Beijing Champion will materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and application of the newly promulgated Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures. If the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

On December 20, 2007, SARFT and MII issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MII jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MII officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. As both the Internet

Audio-Video Program Measures and the press release have been promulgated only recently, there are significant uncertainties relating to their interpretation and implementation, in particular, the scope of “Internet Audio-Video Programs.”

Based on the advice of our PRC legal counsel, Jingtian & Gongcheng, we do not believe that we are required to apply for a License for Disseminating Audio-Video Programs through Information Network as an enterprise providing online education and test preparation courses. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. In the event that we are deemed to be a provider of audio-video program services covered under the Internet Audio-Video Program Measures, we believe that pursuant to the press release, it is possible that we may be allowed to continue our current operations and re-register with SARFT or MII in accordance with the published guidelines, as we were established prior to the promulgation of the Internet Audio-Video Program Measures and have not had any regulatory non-compliance records. We and our PRC legal counsel are closely monitoring the regulatory developments relating to the Internet Audio-Video Program Measures and we will re-register with the relevant governmental authorities if required. However, if the governmental authorities decide that our provision of online education services falls within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites.

China has enacted laws and regulations governing Internet access and the distribution of news, information, audio-video programs or other contents, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems in violation of PRC laws and regulations. Under regulations promulgated by the State Council, MII, the State Press and Publication Administration and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things:

•	opposes the fundamental principles of the PRC constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages China’s religious policy or propagates heretical teachings or feudal superstition;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder, fear or abets the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights of a third party; and

•	includes other content prohibited by laws or regulations.

If any of our Internet content were deemed by the PRC government to violate any of the above content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our clients or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our websites in China.

We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. However, our PRC subsidiaries are required under PRC laws and regulations to allocate a portion of their annual after-tax profits, if any, to certain statutory reserves and funds prior to declaring and remitting dividends. For example, our PRC subsidiaries are required to allocate at least 10% of their after-tax profits to statutory reserves until such reserves reach 50% of their respective registered capital. Allocations to these statutory reserves and funds can be used only for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us.

We rely on contractual arrangements with our affiliated PRC entity and its shareholders for our China operations, which may not be as effective in providing operating control as direct ownership. If any of Beijing Champion or its shareholders fails to perform its or their obligations under these contractual arrangements, we may have to legally enforce such arrangements and our business, financial condition and results of operations may be materially and adversely affected if these arrangements cannot be enforced.

PRC laws and regulations restrict foreign ownership in Internet-related content distribution businesses. Because of these restrictions, we conduct our business and derive related revenues through contractual arrangements among CDEL Hong Kong, our PRC subsidiaries, Beijing Champion, and its shareholders, Zhengdong Zhu and Baohong Yin. We have no direct ownership interest in Beijing Champion. These contractual arrangements may not be as effective in providing us with control over Beijing Champion as direct ownership. If we were the controlling shareholder of Beijing Champion with direct ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Beijing Champion fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, including contract remedies, which we cannot be sure would be effective. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

Due to the lack of relevant governmental procedures, we have not registered our pledge rights over the equity interests of Beijing Champion held by its shareholders, which may result in inadequate protection of our rights against any third party to whom the shareholders might re-pledge their equity interests.

Our contractual arrangements with Beijing Champion include equity pledge agreements pursuant to which each of the shareholders of Beijing Champion has pledged all of his or her equity interests in Beijing Champion to Champion Technology as security for the performance of Beijing Champion’s obligations under the technical support and consultancy services agreement. We were unable, however, to register the pledges because the relevant local administration for industry and commerce, which maintain public records of business entities, did not handle this kind of pledge at the time when our equity pledge agreements became effective. According to the

Property Rights Law, which became effective on October 1, 2007, after the effective date of our equity pledge agreements, pledge rights for a pledge of equity are created at the time of registration of the pledge with the relevant administration for industry and commerce. While the aforesaid equity pledge agreements were legally binding and valid under the then-applicable PRC laws and regulations when such agreements were entered into, currently it is unclear whether the Property Rights Law would have retroactive effect, due to the lack of relevant interpretation and implementation of such law. We may need to register our existing pledges with the relevant administration for industry and commerce, if so required by the future interpretation and implementation, before any bona fide third party could register its pledge rights in order to protect our pledge rights against any third party to whom the shareholders might re-pledge their equity interests. Due to the lack of procedures regarding the registration of equity pledges, we cannot assure you that we will be able to have our equity pledge registration processed by the relevant administration for industry and commerce before any third party would be able to complete the registration.

The shareholders of Beijing Champion may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Zhengdong Zhu and Baohong Yin are husband and wife, and shareholders of Beijiing Champion, holding an equity interests of 79% and 21%, respectively. Conflicts of interest may arise between Mr. Zhu’s dual role as a shareholder and chief executive officer and chairman of the board of directors of both Beijing Champion and us. Similarly, Ms. Yin’s dual role as a shareholder and deputy chairman of the board of directors of both Beijing Champion and us may also cause conflicts of interest. Although both of Zhengdong Zhu and Baohong Yin have given undertakings to act in the best interests of Champion Technology, we cannot assure you that when conflicts arise, these individuals will act in our best interests or that conflicts will be resolved in our favor.

We may lose the ability to use and enjoy assets held by Beijing Champion that are important to the operation of our business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with Beijing Champion, Beijing Champion holds certain assets that are important to the operation of our business. If Beijing Champion goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Beijing Champion undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into among our subsidiaries and Beijing Champion may be subject to scrutiny by the PRC tax authorities and a finding that we or Beijing Champion owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among our subsidiaries and Beijing Champion do not represent an arm’s length price and adjust the income of our subsidiaries or that of Beijing Champion in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Beijing Champion, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entity for underpayment of taxes. Moreover, our independent registered public accounting firm has identified a significant deficiency in our internal control over financial reporting for tax exposure resulting from certain inter-company transactions and arrangements among Beijing Champion, Champion Technology and Champion Education Technology. Our consolidated net income may be materially and adversely affected if our affiliated entity’s tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

General Risks Relating to Conducting Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the online education market, which in turn could adversely affect our business.

Substantially all of our operations are conducted in China, and substantially all of our revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our products and services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to participate in our online professional education courses, which in turn could reduce our net revenues.

Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the online education market, which could harm our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on our business and growth. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has tumultuous relations with some of its neighbors and a significant further deterioration in such relations could have negative effects on the PRC economy and lead to changes in governmental policies that would be adverse to our business interests.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, Champion Technology and Champion Education Technology, are wholly foreign-owned enterprises, and both are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our PRC affiliated entity, Beijing Champion, is subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the online education sector, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because substantially all of our revenues and expenditures are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, we report our financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollars would affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollars. Although currently the Renminbi exchange rate versus the U.S. dollars is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollars in the medium- to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries and Beijing Champion could materially increase our tax liabilities.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. In addition, an enterprise qualified as a “high and new technology enterprise” located in certain specified high-tech zones was entitled to a preferential state EIT rate of 15% and could enjoy an exemption from the state EIT rate for the first three years since its operation and a 50% reduction of the state EIT for the succeeding three years. The qualification of a “high and new technology enterprise” was subject to an annual or biennial evaluation by the relevant government authority in China.

Under the then applicable PRC tax laws, each of our two PRC subsidiaries, Champion Technology and Champion Education Technology, and our PRC affiliate, Beijing Champion, had been granted preferential EIT treatment based on their status as high and new technology enterprises operating in a high-tech zone named Beijing Zhongguancun Science Park. In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the top rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The New EIT Law and its implementing rules permit certain “high and new technology enterprises” to enjoy a reduced 15% EIT rate. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration and will gradually transition to the uniform 25% EIT rate over a five-year transition period. As of March 31, 2008, the applicable EIT rate for Beijing Champion, Champion Technology and Champion Education Technology was 25.0%, 7.5% and 25.0%, respectively. Beijing Champion and Champion Education Technology will re-apply for qualification as high and new technology enterprises under the New EIT Law as soon as the relevant application procedures become available, and in the event that such qualification is granted, they will enjoy an EIT rate of 15%. However, the recently published qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. We cannot assure you that our PRC subsidiaries and Beijing Champion will qualify as high and new technology enterprises under the New EIT Law. In the event the preferential tax treatment for either of our PRC subsidiaries or Beijing Champion is discontinued, the affected entity will become subject to the standard PRC enterprise income tax rate. We cannot assure you that the local tax authorities will not, in the future, change their position and discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our PRC subsidiaries and Beijing Champion could adversely affect our business, operating results and financial condition.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The New EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new “resident enterprise” classification is available, therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries through our Hong Kong sub-holding company would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to withholding tax. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. The “resident enterprise” rule could be applied to our Hong Kong intermediate holding company with similar consequences.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2008 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval is not required for this offering given the fact that our current corporate structure was established before the new regulation became effective. However, there remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that its approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the ordinary shares being offered by us.

The M&A Rule establishes more complex procedures for some acquisitions of PRC companies by foreign entities, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rule establishes additional procedures and requirements that could make some acquisitions of PRC companies by foreign entities, such as ours, more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign entity takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we expect to receive from this offering to make loans to our PRC subsidiaries and PRC affiliated entity or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our PRC affiliated entity, Beijing Champion. In utilizing the proceeds we expect to receive from this offering for the purposes described in “Use of Proceeds,” we plan to make loans to our PRC subsidiaries, whether currently in existence or to be formed in the future, and to Beijing Champion or other PRC affiliated entities formed in the future, or make additional capital contributions to our PRC subsidiaries.

Any loans we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. We expect that the net proceeds we will receive from this offering will exceed the maximum amount of foreign debt our PRC subsidiaries are permitted to incur. If we were to advance some net proceeds to our PRC subsidiaries in the form of loans, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes may be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

Any loans we make to our PRC affiliated entity, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or PRC affiliated entity or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

A failure by our shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 on May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore company governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, our PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries.

We are committed to complying, and to ensuring that our shareholders, who are PRC citizens or residents, comply with the SAFE Circular 75 requirements. We believe that all of our PRC citizen or resident shareholders and beneficial owners have completed their required registrations with SAFE, or are otherwise in the process of registering. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entity to obtain foreign currencies, limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in this prospectus.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our directors and executive officers and some of the experts named in this prospectus reside outside the United States. As a result, it may be difficult to effect service of process upon us, our directors or executive officers or upon some of the experts named in this prospectus. In addition, you may find it difficult or impossible to bring an action against us or our directors or executive officers in a PRC court if you believe your rights have been infringed under the U.S. federal securities law or otherwise. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court orders.

Risks Relating to This Offering

An active trading market for our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs. If an active public market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be adversely affected. We have applied for listing of our ADSs on NYSE Arca. We can provide no assurances that a liquid public market for our ADSs will develop. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the price at which the ADSs are traded after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a decrease in the value of their ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

Stock prices of companies with business operations primarily in China have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. There will be 141,840,594 ordinary shares outstanding immediately after this offering, or 147,090,594 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full. All of the ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the 180-day lock-up restriction described below and applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding prior to this offering will be eligible for sale in the public market. In addition, there are 11,045,500 outstanding options to purchase ordinary shares, although none of them will start to vest under their current terms until May 1, 2009.

If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

In connection with this offering, we, our directors, officers and all of our existing shareholders have agreed, subject to some exceptions, not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $5.672 per ADS (assuming the conversion of all outstanding preferred shares into ordinary shares and no exercise of outstanding options to acquire ordinary shares), representing the difference between our pro forma net tangible book value per ADS as of March 31, 2008, after giving effect to this offering and the assumed initial public offering price of $7.50 per ADS (the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus). In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our second amended and restated memorandum and articles of association, which will take effect upon the completion of this offering, include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:

•	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings; and

•	provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and to issue additional ordinary shares, including ordinary shares represented by ADSs.

•

provisions that provide for a staggered board, whereby our board will be divided into three classes of directors, with each class having three directors and serving staggered three-year terms. With a staggered board, at least two annual shareholders’ meetings, instead of one, would generally be required to effect a change in a majority of the board. A staggered board tends to discourage proxy contests for the election of directors and purchases of a substantial block of shares because a staggered board operates to prevent a third party from obtaining control of our board in a relatively short period of time. See “Management—Terms of Directors.”

These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or that may lose value.

The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, and the procedures established by the depositary. The process of voting through the depositary may involve delays that limit the time available to you to consider proposed shareholders’ actions and also may restrict your ability to subsequently revise your voting instructions.

A holder of ADSs may exercise its voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement. When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record date will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying ordinary shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. You may not receive sufficient notice of a shareholders’ meeting for you to withdraw your ordinary shares and cast your vote with respect to any proposed resolution, as a holder of our ordinary shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying ordinary shares, will result in your having less time to consider meeting notices and materials than holders of ordinary shares who receive such notices and materials directly from us and who vote their ordinary shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our second amended and restated memorandum of association and articles of association, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out in the deposit agreement) received by the depositary from you will lapse. The depositary will have no obligation to demand voting on a poll basis with respect to any resolution and will have no liability to any holder of ADS for not having demanded voting on a poll basis. In addition, the depositary will, if so requested in writing by us, represent all the ordinary shares (whether or not voting instructions have been received in respect of such ordinary shares from you as of the record date) for the purpose of establishing quorum at a meeting of shareholders.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, do not timely vote, or voting instructions received fail to specify the manner in which the depositary is to vote ordinary shares underlying your ADSs unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the subject of the particular question would have a material adverse impact on our shareholders.

The effect of this discretionary proxy is that, absent the situations described above, you cannot prevent our ordinary shares underlying your ADSs from being voted and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based in part on our estimate of the composition of our income and our estimates of the value of our assets, as determined based on the assumed initial public offering price of our ADSs and ordinary shares and the expected price of our ADSs and ordinary shares following the offering, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets following this offering and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate after the offering, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Taxation—United States Federal Income Taxation and—Passive Foreign Investment Company.”

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible to make a distribution available to any holders of ADSs if it decides that it is unlawful to make such distribution. For example, it would be unlawful to make a distribution to a holder of ADSs if it consisted of securities that required registration under the Securities Act but that were not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or unreasonable from a regulatory perspective for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so because of any requirement of law or any government or government body, or under any provision of the deposit agreement, or for any other reason.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, you may have less protection of your shareholder rights than you would under U.S. federal or state laws.

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some jurisdictions, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company, and Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Nearly all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. court judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom are residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the

Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and in particular the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry,” “Business” and “Regulation” contain forward-looking statements. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. In some cases, these forward-looking statements can be identified by words and phrases such as “may, “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goal and growth strategies;

•	our future prospects and market acceptance of our online courses and other products and services;

•	our future business development and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	projected enrollment numbers;

•	our plans to expand and enhance our online courses and other products and services;

•	competition in the online education and test preparation markets; and

•

Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions taxation and foreign exchange.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from or worse than our expectations. Important risks and other factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus.

This prospectus also contains data relating to China’s education, online education, professional education, test preparation and self-education markets that include projections based on a number of assumptions. These markets may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business prospects, results of operations and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of these markets subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

OUR CORPORATE HISTORY AND STRUCTURE

Corporate History

Beijing Champion Hi-Tech Co., Ltd, or Beijing Champion, a PRC limited liability company, commenced operations in July 2000 and became our consolidated operating company in June 2003.

In March 2003, we incorporated China Distance Education Limited, or CDEL Hong Kong, in Hong Kong. We then took the following steps to reorganize our corporate structure and have CDEL Hong Kong become our offshore holding company until March 2004:

•

In June 2003, following a shareholder restructuring, Zhengdong Zhu, our co-founder, chairman and chief executive officer and his wife, Baohong Yin, our co-founder and deputy chairman became the 80% controlling shareholders of Beijing Champion. In May 2004, Mr. Zhu and Ms. Yin acquired the remaining 20% equity interests in Beijing Champion, and consequently, own 79% and 21%, respectively, of equity interests in Beijing Champion.

•

In January 2004, CDEL Hong Kong established a wholly owned PRC subsidiary, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology, which acquired from Beijing Champion various assets, including the online education software platform and course creation and production technologies, computer servers, other computer hardware and video equipment.

•	In May 2004, CDEL Hong Kong and Champion Technology entered into a series of contractual arrangements with Beijing Champion and its shareholders to acquire effective control over Beijing Champion.

•

In April 2007, CDEL Hong Kong established in China another wholly owned subsidiary, Beijing Champion Education Technology Co., Ltd., or Champion Education Technology, which also became a party to certain of the contractual arrangements.

We incorporated China Distance Education Holdings Limited, or CDEL Cayman, in the Cayman Islands in January 2008 as our listing vehicle. CDEL Cayman became our ultimate holding company in March 2008 when it issued shares to the existing shareholders of CDEL Hong Kong in exchange for all of the outstanding shares of CDEL Hong Kong at a rate of 1,000 shares in CDEL Cayman in return for each share in CDEL Hong Kong.

In September 2007, Beijing Champion and Beijing 100 Online Education Information Consulting Co., Ltd., or 100 Online, a third-party entity unaffiliated with us or our affiliates, entered into an agreement to set up a joint venture named Caikaowang Company Limited, or Caikaowang, to operate www.ck100.com, an online platform offering accounting training courses that supplement our existing online accounting training course offerings. In November 2007, based on the agreement, Beijing Champion contributed RMB0.4 million ($57,000), or 40% of the joint venture’s total registered capital. In June 2008, Beijing Champion acquired the remaining 60% equity interest in Caikaowang from 100 Online at a consideration of RMB4.0 million ($0.6 million). As a result, Caikaowang became a 100% owned subsidiary of Beijing Champion. In June 2008, Beijing Champion and a third party unrelated to us or our affiliates formed a joint venture named Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge. Beijing Champion invested RMB30.0 million ($4.3 million) for a 69.8% equity interest in Champion Wangge. The remaining 30.2% equity interest in the joint venture will be issued to the other joint venture partner when it contributes certain intangible assets into the joint venture. According to the articles of association of Champion Wangge, the other joint venture partner is obligated to contribute the assets to Champion Wangge by June 16, 2010, as required by PRC law. Although the other joint venture partner has not yet made its investment into Champion Wangge, under PRC law, it can exercise its rights as a 30.2% shareholder including the rights to vote and elect joint venture directors. However, until the other joint venture partner contributes the required intangible assets into Champion Wangge, Beijing Champion has 100% rights to all the net assets of Champion Wangge, including any distributions or dividends that are paid by Champion Wangge. An independent fair value assessment of the injected assets will be made as soon as such assets have been agreed to. As of the date of this prospectus, the exact timing of the injection of assets into Champion Wangge has not been determined. No operations have commenced to date at Champion Wangge and we do not expect any operations to commence prior to the other joint venture partner injecting its assets into Champion Wangge. This new joint venture will provide online courses covering primary and secondary education subjects.

The following diagram illustrates our corporate and share ownership structure as of the date of this prospectus.

1.	Champion Wangge was formed in June 2008, and has not yet commenced operations.

Indicates equity interests
Indicates contractual relationship

Corporate Structure and Arrangements with Our Affiliated PRC Entity

Due to PRC legal restrictions on foreign ownership and investment in the Internet content distribution industry in China, we operate our online education business through Beijing Champion, a domestic Chinese company owned by Zhengdong Zhu and Baohong Yin, both of whom are PRC citizens. CDEL Hong Kong, Champion Technology and Champion Education Technology, all of which are our wholly owned subsidiaries, have entered into a series of contractual arrangements with Beijing Champion and its shareholders, including a technical support and consultancy services agreement, an exclusive purchase rights agreement, a courseware license agreement, a software license agreement, a courseware production entrustment agreement, a letter of undertaking from Beijing Champion’s two shareholders to Champion Technology, a letter from Champion Technology to Beijing Champion, declaration letters, power of attorneys, acknowledgement letters to us and acknowledgement letters to Champion Technology from each of Beijing Champion’s shareholders, and a notice to Beijing Champion and its shareholders from Champion Technology. These contractual arrangements also include equity pledge agreements entered into with each of the shareholders of Beijing Champion. As a result of these contractual arrangements, we control Beijing Champion, and accordingly, under U.S. GAAP, we consolidate Beijing Champion’s operating results in our consolidated financial statements.

The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this prospectus under “Where you can find additional information.”

Technical Support and Consultancy Services Agreement, dated May 1, 2004. Under this agreement, Champion Technology provides Beijing Champion with exclusive technical support and consultancy services relating to Beijing Champion’s online education business. The services rendered by Champion Technology mainly include assisting in course creation and production, undertaking pre-paid study card production, advising on website design and maintenance, providing general technology support and technical personnel training, assisting in strategic planning and business development and establishing and implementing a customer service system. In return, Beijing Champion pays Champion Technology a monthly service fee, which is equal to Beijing Champion’s revenues less its cost of sales and operating and other expenses as approved by Champion Technology. In addition, Beijing Champion undertook not to approve its annual budget, or engage in any transactions that could materially affect Beijing Champion’s capital structure, assets, liabilities, rights or operations, without the prior written consent of Champion Technology. Champion Technology undertook to provide financial support at Beijing Champion’s request in a manner permitted by law. This agreement will automatically terminate on the date Beijing Champion ceases its operations.

Equity Pledge Agreements, dated May 1, 2004. To secure the payment obligations of Beijing Champion under the technical support and consultancy services agreement described above, Beijing Champion’s shareholders, Mr. Zhu and Ms. Yin, have pledged to Champion Technology their entire equity ownership interests in Beijing Champion. Upon the occurrence of certain events of default specified in the agreement, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under this agreement, the pledgor may not transfer the pledged equity interests without the pledgee’s prior written consent. The agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interests. The agreement may be terminated upon the completion of Beijing Champion’s contractual obligations under the technical support and consultancy services agreement as described above.

Exclusive Purchase Rights Agreement, dated May 9, 2004. Through the exclusive purchase rights agreement entered into among CDEL Hong Kong, Beijing Champion and its shareholders, CDEL Hong Kong or any third-party designated by it has the right to acquire, in whole or in part, the respective equity interests in Beijing Champion of its shareholders when permitted by applicable PRC laws and regulations.

Courseware License Agreement, dated August 1, 2004. Pursuant to this agreement, Beijing Champion granted Champion Technology an exclusive license to use specific distance education and training courseware owned by Beijing Champion free of charge. Under this agreement, Champion Technology is granted the rights to use the courseware for the duration of its operating period.

Software License Agreement, dated May 20, 2007. Pursuant to this agreement, Champion Education Technology granted Beijing Champion a non-exclusive license to use the online course delivery platform for the duration of its operating period. In return, Beijing Champion pays Champion Education Technology a license fee equal to 30% of the total revenues generated from the use of the platform.

Courseware Production Entrustment Agreement, dated May 20, 2007. Pursuant to this agreement, Champion Education Technology provides Beijing Champion with services of editing, production, compilation, updating and maintenance of courseware. As consideration, Beijing Champion pays Champion Education Technology a fee calculated based on an hourly rate.

Letter of Undertaking from Beijing Champion’s Shareholders to Champion Technology, dated February 13, 2008. Pursuant to this letter addressed to Champion Technology, the shareholders of Beijing Champion undertook to, unless restricted by laws, regulations or legal procedures, (i) remit all dividends, interests, other distributions or remnant assets after liquidation, if any, they receive from Beijing Champion to Champion Technology without compensation, after paying the corresponding tax and any other required expenses, (ii) transfer all or part of their equity interests to CDEL Hong Kong at a nominal or minimal purchase price, in the event CDEL Hong Kong exercises its exclusive purchase right to acquire any or all of the equity interests in Beijing Champion, (iii) remit to Champion Technology all considerations they may receive from CDEL Hong Kong’s acquisition of any equity interests in Beijing Champion, without compensation, after paying the corresponding tax and any other required expenses and (iv) act in the best interest of Champion Technology.

Letter of Undertaking from Champion Technology to Beijing Champion, dated February 13, 2008. Pursuant to this letter, Champion Technology confirmed their obligation to provide financial support to Beijing Champion if Beijing Champion suffers any financial loss.

Declaration Letters, dated March 24, 2008. Pursuant to these letters, the shareholders of Beijing Champion acknowledged that the distribution of dividends in March 2005 in the amount of $0.7 million was a one-time distribution of all dividends accrued prior to the execution of the technical support and consultancy services agreement described above. The shareholders of Beijing Champion undertook that after the aforesaid one-time dividend distribution, they will, unless restricted by law, remit all dividend they may receive from Beijing Champion to Champion Technology after paying applicable tax and other required expenses.

Powers of Attorney, dated March 25, 2008. Pursuant to these powers of attorney, each shareholder of Beijing Champion authorized Champion Technology or any person it designates to (i) exercise all voting powers that such shareholder enjoys under the laws and the articles of association of Beijing Champion, including the sale, transfer or pledge, in whole or in part, of such shareholder’s equity interests in Beijing Champion; (ii) nominate and appoint, on behalf of such shareholder, the legal representative, directors, supervisors, general manager, and other senior management of Beijing Champion; (iii) execute the share transfer agreement as contemplated by the exclusive purchase rights agreement described above, and perform the equity pledge agreement and the exclusive purchase rights agreement described above; and (iv) authorize any third party to carry out any of the above actions. In addition, the shareholders undertook to refrain from exercising any of the above-mentioned rights.

Notice to Beijing Champion and its Shareholders, dated March 25, 2008. Pursuant to this notice, Champion Technology authorized Zhengdong Zhu to exercise all rights and powers granted by the powers of attorney described above.

Acknowledgement Letter to Champion Technology, dated March 25, 2008. Pursuant to this acknowledgement letter, the shareholders of Beijing Champion acknowledged that their contribution of RMB3.2 million ($0.5 million) to the registered capital of Beijing Champion prior to May 1, 2004 is subject to the equity pledge agreements described above.

Acknowledgement Letter to CDEL Cayman, dated March 25, 2008. Pursuant to this acknowledgement letter, the shareholders of Beijing Champion acknowledged their contribution of $0.5 million (equivalent to RMB3.2 million) to CDEL Hong Kong in May 2004.

For risks associated with our contractual arrangements with Beijing Champion and its shareholders, see “Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

Transactions Involving Our Securities

CDEL Hong Kong was incorporated in March 2003 with a total of ten outstanding shares, six of which were held by Empire China Limited and four by Zhengdong Zhu. In August 2004, prior to a contemplated initial public offering on the Singapore Stock Exchange, CET Technologies Pte Ltd., a Singapore company, purchased one ordinary share of CDEL Hong Kong from Mr. Zhu at a purchase price of RMB7.2 million ($1.0 million), which was satisfied by a payment of HK$6,818,182. In September 2006, Mr. Zhu repurchased that one ordinary share at a price of RMB16.2 million ($2.3 million). In January 2007, Mr. Zhu transferred three shares to Champion Shine Trading Limited, or Champion Shine, his personal holding company incorporated in the British Virgin Islands. In February 2007, CDEL Hong Kong executed a 1 to 10,000 share split of its ordinary shares.

The following table illustrates the transactions described above starting from the incorporation of CDEL Hong Kong in March 2003 to the share split of CDEL Hong Kong in February 2007 and their impact on our equity ownership structure:

	Upon Incorporation in March 2003		Following Share Transfer in August 2004		Following Share Transfer in September 2006		Following Share Transfer in January 2007		Following Share Sub-division in February 2007
	Ordinary Shares	%	Ordinary Shares	%	Ordinary Shares	%	Ordinary Shares	%	Ordinary Shares	%
Empire China Limited	6	60%	6	60%	6	60%	6	60%	60,000	60%
Zhengdong Zhu	4	40%	3	30%	4	40%	1	10%	10,000	10%
CET Technologies Pte Ltd.	—	—	1	10%	—	—	—	—	—	—
Champion Shine Trading Limited	—	—	—	—	—	—	3	30%	30,000	30%

Total Issued	10	100%	10	100%	10	100%	10	100%	100,000	100%
Total Authorized	10,000		10,000		10,000		10,000		99,000,000

In March 2007, CDEL Hong Kong issued and sold an aggregate of 12,996 Series A convertible redeemable preferred shares, or preferred shares, to three investors, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited, at a price per share of $615.553 for an aggregate purchase price of approximately $7.9 million, net of issuing expenses of approximately $0.1 million.

Immediately after the purchase of preferred shares by the three investors, CDEL Hong Kong repurchased and cancelled from Champion Shine 8,123 ordinary shares at a price of $615.553 per share, amounting to an aggregate purchase price of $5.0 million.

In June 2007, Mr. Zhu transferred the 10,000 ordinary shares he then held to Champion Shine.

The following table illustrates the transactions described above from the Series A financing in March 2007 to the share transfer in June 2007 and their impact on our equity ownership structure.

	Following Series A Financing in March 2007		Following Share Transfer in June 2007
	Shares	%	Shares	%
Ordinary Shares Outstanding
Empire China Limited	60,000	57.2%	60,000	57.2%
Zhengdong Zhu	10,000	9.5%	—	—

Champion Shine Trading Limited	21,877	20.9%	31,877	30.4%

Total Issued	91,877	87.6%	91,877	87.6%
Total Authorized	99,000,000		99,000,000

Preferred A Shares Outstanding
Orchid Asia III, L.P.	6,303	6.0%	6,303	6.0%
Orchid Asia Co-Investment Limited	195	0.2%	195	0.2%
Artson Limited	6,498	6.2%	6,498	6.2%

Total Issued	12,996	12.4%	12,996	12.4%
Total Authorized	1,000,000		1,000,000

In March 2008, CDEL Cayman issued shares to the existing shareholders of CDEL Hong Kong in exchange of all of the outstanding shares of CDEL Hong Kong at a rate of 1,000 shares in CDEL Cayman in return for each share in CDEL Hong Kong. In this section only, all historical share and per share data before March 2008 are presented without giving the retroactive effect to the share exchange between CDEL Hong Kong and our company at a rate of 1,000 shares in our company to one share in CDEL Hong Kong.

In April 2008, Champion Shine sold an aggregate of 3,722,991 ordinary shares to Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Easerich Group Limited, a British Virgin Islands company owned and controlled by Ping Wei, our chief financial officer, at a price of $2.995966 per share for an aggregate purchase price of $11,153,954.5. In May 2008, Champion Shine sold an aggregate of 5,243,650 ordinary shares to Bertelsmann Asia Investments AG, a company organized under the laws of Switzerland at a price of $2.995966 per share for an aggregate purchase price of $15,709,797. Pursuant to the share purchase agreements for the April and May 2008 share sales, the purchase price per share paid by each of the four purchasers will be reduced by an amount equal to $2.995966 minus 80% of the initial public offering price, if our initial public offering price is less than $3.7449575 per ordinary share as represented by ADS. In the event that a qualified public offering is not completed by December 31, 2008 for any reason, each of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Easerich Group Limited and Bertelsmann Asia Investment AG has a put option to sell to Champion Shine or Mr. Zhu all or any portion of the ordinary shares it purchased at a price equal to 120% of the original per share purchase price, compounding on a per annum basis to the payment date, provided that such put option must be exercised on or prior to December 31, 2009. For purposes of the put option, a qualified public offering means an offering in which we raise gross proceeds of no less than $70 million (excluding underwriting discount) and in which the offering price per ordinary share is no less than $1.846659, which is three times the original subscription price of our preferred shares.

The following table illustrates the April and May 2008 transactions and their impact on our equity ownership structure.

	Following Share Transfer in April 2008		Following Share Transfer in May 2008
	Shares	%(1)	Shares	%(1)
Ordinary Shares Outstanding
Empire China Limited	60,000,000	56.2%	60,000,000	56.2%
Champion Shine Trading Limited	28,154,009	26.4%	22,910,359	21.4%
Orchid Asia III, L.P.	3,306,121	3.1%	3,306,121	3.1%
Orchid Asia Co-Investment Limited	102,251	0.1%	102,251	0.1%
Easerich Group Limited	314,619	0.3%	314,619	0.3%
Bertelsmann Asia Investment AG	—	—	5,243,650	4.9%

Total Issued	91,877,000	86.0%	91,877,000	86.0%
Total Authorized	480,000,000		480,000,000
Preferred A Shares Outstanding
Orchid Asia III, L.P.	6,303,000	6.8%	6,303,000	6.8%
Orchid Asia Co-Investment Limited	195,000	0.2%	195,000	0.2%
Artson Limited	6,498,000	7.0%	6,498,000	7.0%

Total Issued	12,996,000	14.0%	12,996,000	14.0%
Total Authorized	20,000,000		20,000,000

(1)	Percentage is calculated based on a conversion ratio of 1.1514 ordinary shares for each preferred share.

In June 2008, Empire China Limited transferred 57,996,000 and 2,004,000 ordinary shares to Champion International Holdings Limited and Union Fortune Investment Limited, respectively, each with an aggregate consideration of $1.

The following table illustrates the June 2008 transaction and its impact on our equity ownership structure.

	Following Share Transfer in May 2008		Following Share Transfer in June 2008
	Shares	%(1)	Shares	%(1)
Ordinary Shares Outstanding
Empire China Limited	60,000,000	56.2%	—	—
Champion Shine Trading Limited	22,910,359	21.4%	22,910,359	21.4%
Orchid Asia III, L.P.	3,306,121	3.1%	3,306,121	3.1%
Orchid Asia Co-Investment Limited	102,251	0.1%	102,251	0.1%
Easerich Group Limited	314,619	0.3%	314,619	0.3%
Bertelsmann Asia Investment AG	5,243,650	4.9%	5,243,650	4.9%
Champion International Holdings Limited	—	—	57,996,000	54.3%
Union Fortune Investment Limited	—	—	2,004,000	1.9%

Total Issued	91,877,000	86.0%	91,877,000	86.0%
Total Authorized	480,000,000		480,000,000

Preferred A Shares Outstanding
Orchid Asia III, L.P.	6,303,000	6.8%	6,303,000	6.8%
Orchid Asia Co-Investment Limited	195,000	0.2%	195,000	0.2%
Artson Limited	6,498,000	7.0%	6,498,000	7.0%

Total Issued	12,996,000	14.0%	12,996,000	14.0%
Total Authorized	20,000,000		20,000,000

(1)	Percentage is calculated based on a conversion ratio of 1.1514 ordinary shares for each preferred share.

Mr. Zhu and his wife Baohong Yin currently beneficially own an aggregate of 69,307,159 ordinary shares, or 64.9% of our total issued and outstanding shares on an as-converted basis, including 22,910,359 ordinary shares held through Champion Shine and 46,396,800 ordinary shares held through Champion International Holdings Limited. See “Principal Shareholders.” In the event that a qualified public offering is not completed prior to December 31, 2008 and Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Easerich Group Limited and Bertelsmann Asia Investment AG exercise their put options granted to them during the April and May 2008 share sale by Champion Shine, the number of the ordinary shares held by Mr. Zhu and Ms. Yin may increase by up to 8,966,641, which would result in their total ownership percentage increasing to 73.3%.

Shareholders Agreement

In connection with our sale of the preferred shares to Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited in March 2007, we and our existing shareholders entered into a shareholders agreement. Under this agreement, our preferred shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. For a more detailed description of these registration rights and the terms upon which they will terminate, see “Description of Share Capital—Registration Rights Under Shareholders Agreement.”

The shareholders agreement also provides for other rights enjoyed by holders of our preferred shares, all of which rights will automatically terminate immediately prior to our initial public offering when all of our preferred shares are automatically converted into ordinary shares.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $57.7 million, or approximately $66.9 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discount and other estimated offering expenses payable by us and assuming an initial public offering price of $7.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discount and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $7.50 per ADS would increase (decrease) the net proceeds of this offering by approximately $8.1 million.

The primary purposes of this offering are to obtain additional equity capital, create a public market for our ordinary shares represented by ADSs, and facilitate future access to public markets. We expect to use the net proceeds from this offering, together with available funds, for general corporate purposes, including working capital, capital expenditures relating to the expansion of our operations and potential acquisitions. The timing and size of our particular capital expenditure needs may change rapidly in response to perceived market opportunities, technological changes and actions by our competitors and, therefore, our management is currently unable to allocate any specific portions of the net proceeds for particular uses. We do not currently have any agreements or understanding to make any material acquisitions of, or investments in, other businesses.

Pending our use of the net proceeds we receive from this offering, we intend to invest our net proceeds in short-term, investment grade, debt securities or to deposit the proceeds into interest-bearing bank accounts. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. It is possible that we may become a PFIC for U.S. federal income taxpayers, which could result in negative tax consequences to you. See “Taxation—United States Federal Income Taxation and—Passive Foreign Investment Company.”

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to finance our business and to fund the growth and expansion of our business, and, therefore, do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. For a detailed discussion, see “Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses.” Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical. See “Description of American Depositary Shares—Share Dividends and Other Distributions.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008 presented on:

•	an actual basis;

•

a pro forma as adjusted basis to give effect to (i) the issuance and sale of 8,750,000 ADSs in this offering, assuming an initial public offering price of $7.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and assuming the underwriters do not exercise their over-allotment option, and after deducting underwriting discount and estimated offering expenses payable by us; and (ii) the automatic conversion of all of our preferred shares.

There has been no material change in our consolidated capitalization since March 31, 2008.

You should read this section in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and corresponding notes thereto included elsewhere in this prospectus.

	As of March 31, 2008
	Actual	Pro forma as Adjusted(1)
	(In thousands of $, except for share and per share data)
Long-term bank borrowings, current portion	69	69
Long-term bank borrowings, non-current portion	347	347
Series A convertible contingently redeemable preferred shares (par value of $0.0001 per share), 12,996,000 shares issued and outstanding	1,705	—
Shareholders’ equity:
Ordinary shares, $0.0001 par value; 91,877,000 shares issued and outstanding	9	14
Additional paid-in capital	12,606	80,014
Foreign currency translation	1,285	1,285
Cumulative deficits	(509)	(8,509)
Total shareholders’ equity(2)	13,391	72,804
Total capitalization(3)	15,512	73,220

(1)	Assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

(2)	Excludes 11,045,500 ordinary shares issuable upon the exercise of options granted under our share incentive plan, which was adopted by us on April 18, 2008.

(3)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discount and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $7.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $8.1 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2008 was approximately $5.5 million, or $0.060 per ordinary share outstanding on that date, equivalent to $0.240 per ADS. Net tangible book value represents total consolidated tangible assets minus the amount of our total consolidated liabilities. Without taking into account any other changes in our net tangible book value after March 31, 2008, other than to give effect to the conversion of all of our outstanding series A convertible redeemable preferred shares into our ordinary shares and our sale of 8,750,000 ADSs in this offering at an assumed initial public offering price of $7.50 per ADS, and after deducting underwriting discount and estimated expenses of this offering payable by us, our pro forma net tangible book value as of March 31, 2008 would have been $64.8 million, or $0.457 per ordinary share and $1.828 per ADS. This represents an immediate increase in pro forma net tangible book value of $0.397 per ordinary share, or $1.588 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $1.418 per ordinary share, or $5.672 per ADS, to new investors purchasing ADSs at the initial public offering price.

The following table illustrates such per ADS dilution. The assumed initial public offering price per share set forth below of $1.875 is based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

Assumed initial public offering price per ordinary share	$1.875
Net tangible book value per ordinary share as of March 31, 2008	$0.060
Increase in pro forma net tangible book value per ordinary share attributable to existing shareholders	$0.397
Pro forma net tangible book value per ordinary share after this offering	$0.457
Dilution in pro forma net tangible book value per ordinary share to new investors	$1.418
Dilution in pro forma net tangible book value per ADS to new investors	$5.672

The following table summarizes, on a pro forma basis as of March 31, 2008, the differences between our existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid by our existing shareholders and by the new investors purchasing ordinary shares evidenced by ADS in this offering at the initial public offering price of $7.50 per ADS (based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus) and without giving effect to the underwriting discount and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
			(In thousands)
Existing shareholders(1)	106,840,594	75.3%	$8,000	10.9%	$0.07	$0.28
New investors	35,000,000	24.7%	$65,625	90.1%	$1.875	$7.50

Total	141,840,594	100%	$73,625	100%

(1)	The number of ordinary shares purchased by existing shareholders takes into account the conversion of all of our series A convertible redeemable preferred shares into ordinary shares.

A $1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $8.1 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $0.057 per ordinary share and $0.228 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $0.193 per ordinary share and $0.772 per ADS, assuming no exercise of the underwriters’ option to purchase additional ADSs and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and the estimated aggregate offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

In addition, the foregoing discussion and tables assume no exercise of any outstanding options to purchase our ordinary shares. As of the date of this prospectus, there are options outstanding to purchase an aggregate of 11,045,500 ordinary shares at a weighted average exercise price of US$2.995966 per share granted pursuant to our share incentive plan adopted by us on April 18, 2008, which is higher than the assumed initial public offering price per ordinary share of $1.875 (based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus). These options are generally subject to a four-year vesting schedule with the first 25% vesting on the first anniversary of the vesting start dates, the earliest of which is May 1, 2009. See “Management—Share Options, Restricted Shares and Share Incentive Plans.”

ENFORCEABILITY OF CIVIL LIABILITIES

Our ultimate holding company, CDEL Cayman, is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated CDEL Cayman in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and officers may be nationals or residents of jurisdictions other than the United States and a substantial portion of their assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as CDEL Cayman’s agent to receive service of process with respect to any action brought against CDEL Cayman in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against CDEL Cayman in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers, Dill & Pearman, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would, respectively, (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers, Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation, provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. Under the PRC Civil Procedure Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedure Law, the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. For your convenience, this prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars amounts were made at the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, as of March 31, 2008, which was RMB7.0120 to $1.00. On July 28, 2008, the noon buying rate was RMB6.8332 to $1.00. We make no representation that the Renminbi or U.S. dollars amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average(1)	Low	High	Period End
Fiscal year ended September 30, 2003	8.2774	8.2800	8.2766	8.2771
Fiscal year ended September 30, 2004	8.2768	8.2776	8.2765	8.2766
Fiscal year ended September 30, 2005	8.2322	8.2768	8.0871	8.0920
Fiscal year ended September 30, 2006	8.0178	8.0924	7.8965	7.9040
Fiscal year ended September 30, 2007	7.6947	7.9168	7.4928	7.4928
Most recent six months:
January 2008	7.2405	7.2946	7.1818	7.1818
February 2008	7.1644	7.1973	7.1100	7.1115
March 2008	7.0722	7.1110	7.0105	7.0120
April 2008	6.9997	7.0185	6.9840	6.9870
May 2008	6.9725	7.0000	6.9377	6.9400
June 2008	6.8993	6.9633	6.8591	6.8591
July 2008 (through July 28)	6.8363	6.8632	6.8104	6.8332

Source: Federal Reserve Bank of New York.

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The selected consolidated statements of operations data for the fiscal years ended September 30, 2005, 2006 and 2007 (other than ADS data), and the selected consolidated balance sheets data as of September 30, 2006 and 2007, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended September 30, 2003 and 2004 and the selected consolidated balance sheets data as of September 30, 2003, 2004 and 2005 are derived from our unaudited consolidated financial statements, which are not included in this prospectus. The selected consolidated statements of operations data for the six months ended March 31, 2007 and 2008 and the selected consolidated balance sheet data as of March 31, 2008 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period.

	For the Year Ended September 30,					For the Six Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
	(In thousands of $, except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online education services	826	2,662	3,630	5,371	10,637	3,421	4,804
Books and reference materials	34	144	154	174	484	186	244
Others	4	35	55	122	725	93	160

Total net revenues	864	2,841	3,839	5,667	11,846	3,700	5,208

Cost of sales:
Cost of services	(391)	(917)	(1,531)	(2,566)	(3,553)	(1,611)	(2,109)
Cost of tangible goods sold	(10)	(207)	(117)	(147)	(354)	(103)	(138)

Total cost of sales	(401)	(1,124)	(1,648)	(2,713)	(3,907)	(1,714)	(2,247)

Gross profit	463	1,717	2,191	2,954	7,939	1,986	2,961
Operating expenses:
Selling expenses	(100)	(309)	(339)	(1,676)	(1,285)	(710)	(816)
General and administrative expenses	(193)	(362)	(1,541)	(1,400)	(1,638)	(867)	(1,336)

Total operating expenses	(293)	(671)	(1,880)	(3,076)	(2,923)	(1,577)	(2,152)

Other operating income	—	—	—	—	131	—	207

Operating income (loss)	170	1,046	311	(122)	5,147	409	1,016
Interest income (expense), net	2	38	(28)	(27)	(5)	(17)	8
Exchange loss	—	—	—	—	—	—	(52)
Equity in loss of an affiliated company	—	—	—	—	—	—	(46)

Income (loss) before income taxes	172	1,084	283	(149)	5,142	392	926

Income tax benefit (expense)	—	(60)	22	198	307	23	(176)

Net income	172	1,024	305	49	5,449	415	750

	For the Year Ended September 30,					For the Six Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
	(In thousands of $, except share, per share and per ADS data)
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion to beneficial conversion contingently feature of Series A convertible contingently redeemable preferred shares	—	—	—	—	(903)	(101)	(802)

Net income (loss) attributable to ordinary shareholders	172	1,024	305	49	4,546	314	(52)

Earnings (losses) per share:
Basic	Nil	0.01	Nil	Nil	0.04	Nil	Nil
Diluted(1)	Nil	0.01	Nil	Nil	0.04	Nil	Nil
Weighted average number of ordinary shares outstanding:
Basic and diluted shares	100,000,000	100,000,000	100,000,000	100,000,000	95,415,512	98,973,467	91,877,000
Earnings (losses) per ADS(2):
Basic	0.01	0.04	0.01	Nil	0.16	0.01	(0.01)
Diluted(1)	0.01	0.04	0.01	Nil	0.16	0.01	(0.01)
Other Consolidated Financial Data:
Gross Margin(3)	53.6%	60.4%	57.1%	52.1%	67.0%	53.7%	56.9%
Operating Margin(4)	19.7%	36.8%	8.1%	(2.2)%	43.5%	11.1%	19.5%
Net Margin(5)	19.9%	36.0%	7.9%	0.9%	46.0%	11.2%	14.4%

(1)	Excludes 11,045,500 ordinary shares issuable upon the exercise of options granted under our share incentive plan, which was adopted by us on April 18, 2008.

(2)	One ADS represents four ordinary shares.

(3)	Gross margin represents gross profit as a percentage of net revenues.

(4)	Operating margin represents income (loss) from operations as a percentage of net revenues.

(5)	Net margin represents net income as a percentage of net revenues.

	As of September 30,					As of March 31, 2008
	2003	2004	2005	2006	2007
	(In thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	66	443	1,115	690	7,106	7,775
Total assets	685	2,739	3,267	3,988	19,928	24,894
Deferred revenue	185	535	935	1,784	2,524	4,493
Refundable fees	24	34	23	53	1,907	2,340
Total liabilities	328	1,812	2,619	3,267	6,241	9,798
Series A convertible contingently redeemable preferred shares	—	—	—	—	903	1,705
Total shareholders’ equity(1)	357	927	648	721	12,784	13,391
Total liabilities, preferred shares and shareholders’ equity	685	2,739	3,267	3,988	19,928	24,894

(1)	Excludes 11,045,500 ordinary shares issuable upon the exercise of options under our share incentive plan, which was adopted by us on April 18, 2008.

RECENT DEVELOPMENTS

The following is an estimate of certain selected preliminary unaudited financial results for the three months ended June 30, 2008. Because our financial statements for the three months ended June 30, 2008 have not been finalized and are subject to completion of our normal quarter-end closing procedures, our selected preliminary unaudited financial results for the three months ended June 30, 2008 set forth below may be subject to change.

•	We estimate total net revenues were between approximately $3.9 million and $4.4 million, compared to $3.4 million for the three months ended June 30, 2007.

•

We estimate net income was between approximately $0.2 million and $0.3 million, compared to $1.7 million for the three months ended June 30, 2007. Our estimated net income includes the impact of share-based compensation expense, which we estimate to be between approximately $0.3 million and $0.6 million for the three months ended June 30, 2008 relating to options granted in April and May 2008. See “Management—Share Options, Restricted Shares and Share Incentive Plans.”

In addition, we estimate that the total number of our course enrollments were between approximately 170,000 and 190,000 for the three months ended June 30, 2008, compared to approximately 144,000 for the three months ended June 30, 2007. The increase in our total course enrollments for the three months ended June 30, 2008 as compared to the three months ended June 30, 2007 reflect increases in enrollments in our healthcare courses, accounting continuing education courses and overall increase in enrollments in other courses, which increase was partially offset by a decrease in enrollments in some of our other courses such as our CPA qualification exam courses and accounting professional qualification exam courses primarily due to the May 12, 2008 major earthquake in China’s Sichuan province. See “Risk Factors—Our financial performance and prospects could be affected by natural calamities or health epidemics.”

The estimated increase in our total net revenues for the three months ended June 30, 2008 as compared to the three months ended June 30, 2007 reflects (i) the increase in revenue from our online education services mainly driven by growth in revenues from our healthcare courses, accounting continuing education courses and overall increase in revenues from other courses, which increase was partially offset by a decrease in revenue from our accounting professional qualification exam courses, (ii) the substantial increase in revenue from sales of our books and reference materials, and (iii) the substantial increase in other revenues from providing in person professional training for accounting firms.

We estimate that our cost of sales increased significantly during this three month period, more rapidly than our revenue growth, mainly as a result of (i) increases both in headcount and in salaries of our tutors and course production technicians, and (ii) share-based compensation expense relating to our April and May 2008 grants of share options to our employees and lecturers.

We estimate that our operating expenses also increased significantly during this three month period, also more rapidly than our revenue growth, mainly as a result of (i) increases both in headcount and in salaries of our customer service staff and administrative staff, (ii) the increase in our office rental expenses, (iii) increases in our advertising and promotional expenses, and commissions to our online agents, and (iv) share-based compensation expense relating to our April and May 2008 grants of share options to our officers and employees.

Our preliminary financial results for the quarter ended June 30, 2008 are subject to adjustments based upon, among other things, completion of our quarter-end closing procedures. Actual results may differ materially from the estimates provided above. Financial results for the three months ended June 30, 2008 may not be indicative of our full year results for the fiscal year ending September 30, 2008 or future quarterly periods. For additional information regarding the various risks and uncertainties inherent in such estimates, see “Special Note Regarding Forward-Looking Statements.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information regarding trends and other factors that may influence our financial results and for recent quarterly financial results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The discussion in this section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We offer a wide range of online education and test preparation courses and other related services and products. Our courses are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. We also offer test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. We further offer online foreign language courses. In addition to our online education courses, which accounted for 89.8% and 92.2% of our net revenues in the fiscal year ended September 30, 2007, and the six months ended March 31, 2008, respectively, we also sell books and reference materials through third-party bookstores and distributors across China and, to a lesser extent, through our online bookstore and our offices in Beijing. We also provide course production services for certain customers at their request.

To comply with PRC law, we have adopted a corporate structure whereby we operate our business through a series of contractual arrangements with Beijing Champion, a PRC entity owned by Zhengdong Zhu, our co-founder, chairman and chief executive officer, and his wife, Baohong Yin, our co-founder and deputy chairman. As a result, we do not enjoy direct equity ownership of Beijing Champion, our primary consolidated operating company. However, through these contractual arrangements, we effectively control Beijing Champion and consolidate its financial results in our consolidated financial statements, and thus references to “we,” “us,” “our company” and “our” refer not only to China Distance Education Holdings Limited and its directly-owned subsidiaries, but also to Beijing Champion as the context requires. For a more detailed discussion of these contractual arrangements, see “Our Corporate History and Structure,” and for a detailed description of the regulatory environment for Internet-based businesses in China that necessitates our adoption of this structure, see “Regulation.” In addition, for a detailed description of the risks associated with our corporate structure and these contractual arrangements that support our corporate structure, see “Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

We have experienced significant growth in our business in recent years. Our net revenues were $3.8 million, $5.7 million and $11.8 million in the fiscal years ended September 30, 2005, 2006 and 2007, respectively, and $5.2 million in the six months ended March 31, 2008 as compared to $3.7 million in the six months ended March 31, 2007. Our net income was $0.3 million, $49,000 and $5.4 million in the fiscal years ended September 30, 2005, 2006 and 2007, respectively, and $0.8 million in the six months ended March 31, 2008 as compared to $0.4 million in the six months ended March 31, 2007. The decrease in our net income during the fiscal year ended September 30, 2006 resulted mainly from increased spending on marketing in that period. Our total course enrollments increased from approximately 233,000 for the fiscal year ended September 30, 2005 to over 326,000 and 504,000 for the fiscal years ended September 30, 2006 and 2007, respectively. Our total course enrollments were approximately 258,000 for the six months ended March 31, 2008 as compared to approximately 268,000 for the six months ended March 31, 2007. This decrease was primarily due to decreased enrollments in one of our core accounting courses following exceptionally strong enrollments in the prior period.

General Factors Affecting Our Results of Operations

We have benefited significantly from overall economic growth, the expansion of the professional education market and the increasing Internet and broadband penetration rate in China. Economic growth and increasing consumer consumption in China have contributed to a significant increase in spending on education. Furthermore, China’s integration into the global economy and growth in China’s professional services sector are driving demand for qualified talent in China, particularly in the areas of accounting, law, healthcare, construction engineering, information technology and financial services. We have also benefited from increasing Internet and broadband penetration rates in China, which have increased the acceptance of online education and training courses as an effective and convenient way for people to meet their educational and career development needs. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the Internet services industry and the online education industry in China, which in turn may adversely affect our results of operations.

Our results of operations may also be affected by other factors such as changes to the license, qualification, knowledge and skill requirements applicable to the various disciplines and professions covered by our online courses, and changes in the timing, content and difficulty, or perceived difficulty, of exams covered by our courses. Exams covered by our courses may also, from time to time, be discontinued or postponed for reasons beyond our control, which may impact our revenues in certain periods. See “Risk Factors—Risks Relating to Our Business—Our financial performance and prospects could be affected by natural calamities or health epidemics.” We also typically experience lower revenues in the quarters ending December 31 and March 31 than in the quarters ending June 30 and September 30 due to the timing of exams covered by our courses. See “—Net Revenues—Online Education Services,” and “Risk Factors—Risks Relating to Our Business—Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.”

Specific Factors Affecting Our Results of Operations

Our results of operations in any given period are also directly affected by company-specific factors, including:

•

Number of enrollments in our courses.    Our ability to generate and grow our net revenues is primarily affected by our ability to increase the number of course enrollments. This in turn is driven by several factors, including governmental and industrial requirements for education and training in various professions and industries, recognition of our brand and services, Internet and broadband penetration rate, and the perceived effectiveness of online education and training courses as compared to traditional offline classroom programs. Government regulations requiring increased number of licensure and certification exams provide us with new market opportunities to develop new courses and to attract potential exam participants as our customers. Changes in exam content and knowledge requirements in certain industries and professions, and the increased difficulty, or perceived difficulty of certain exams covered by our online courses, may also contribute to growth in our course enrollments as more exam takers feel a stronger need to take exam preparation courses. Benefiting from the above driving factors, our total course enrollments increased from approximately 233,000 for the fiscal year ended September 30, 2005 to over 326,000 and 504,000 for the fiscal years ended September 30, 2006 and 2007, respectively. However, we may also, from time to time, experience a decrease in course enrollments in certain subject areas if there is a perception within those industries or professions that certain exams have become less difficult, or the content more routine and familiar, and as a result these exam takers may be less inclined to spend additional money on test preparation courses. For example, our accounting course enrollments decreased from approximately 247,000 for the six months ended March 31, 2007 to approximately 222,000 for the six months ended March 31, 2008. This decrease occurred primarily because we experienced a significant increase in enrollments in our core accounting courses during the six months ended March 31, 2007 due to the fact that the relevant accounting exams covered by our courses at the time were undergoing changes in content and requirements, and many exam takers determined that enrolling in our online courses was important to their exam preparation efforts. In the subsequent period, as exam takers became more familiar with and less concerned about the new exam content and requirements, many exam takers opted not to take our courses, which resulted in an overall decrease in accounting course enrollments. However, we expect overall demand for our courses to continue to increase, including for our accounting courses, due to increasing numbers of individuals seeking to enter or obtain various qualifications applicable to the professions and industries covered by our courses. Finally, any government decisions to scale back, postpone or cancel certain exams, combine exams or adopt measures that might reduce the number of exam participants may adversely impact our revenues.

•

Fees charged for our online courses.    Our net revenues are also affected by the amount of fees we charge for our online courses, which depends on the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our courses and the income levels that our course participants expect to achieve upon passing the related licensure and certification exams. We may also experience pricing pressure as we expand our course offerings into new areas, or new segments and exams within existing areas that we cover, to attract new customers.

•

Our ability to expand the range of courses and other services.    Our ability to address market needs in new areas, or in new segments and exams within existing areas we cover by expanding the range of our course offerings and other services, has a direct impact on our ability to maintain rapid growth in our course enrollments. Diversifying our sources of revenues also helps protect us from possible down-turns in certain industries or professions. To date, our accounting courses remain the largest and most important of all our course offerings in terms of revenues and numbers of course enrollments. Although we expect the accounting profession to remain a stable source of customers for our services due to the large and increasing number of industry participants and the existence of various qualifications exams and professional requirements in the industry, we have expanded and plan to continue to expand our course offerings to further grow our revenues, expand our brand and reputation into other areas, and provide a buffer against over-reliance on any one particular area. Over the past several years, we have developed our legal and healthcare course offerings and plan to further enhance the reputation of our other course offerings in the areas of construction engineering, information technology and other areas.

Net Revenues

We derive net revenues from the sale of online education services, books and reference materials, and other related products and services such as course production services and accounting and tax consulting services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	Year Ended September 30,						For the Six Months Ended March 31,
	2005		2006		2007		2007		2008
	$	% of net revenues	$	% of net revenues	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net revenues:
Online education services	3,630	94.6%	5,371	94.8%	10,637	89.8%	3,421	92.5%	4,804	92.2%
Books and reference materials	154	4.0%	174	3.1%	484	4.1%	186	5.0%	244	4.7%
Others	55	1.4%	122	2.1%	725	6.1%	93	2.5%	160	3.1%

Total net revenues	3,839	100.0%	5,667	100.0%	11,846	100.0%	3,700	100.0%	5,208	100.0%

Online Education Services

We derive most of our revenues from the provision of online education services. Our online education services consist of online professional education and test preparation courses, test preparation courses for self- taught learners pursuing higher education diplomas or degrees and secondary school and college students preparing for various academic and entrance exams, and language courses. Our professional training courses cover a wide range of industries, including accounting, law, healthcare, construction engineering, information technology and others.

We earn revenues from course fees paid by course participants enrolled in our online education courses. We recognize course fee payments as revenues pursuant to one of two types of revenue recognition models, the non-refundable course model and the refundable course model. The non-refundable course model represents our original revenue recognition model used for our courses since the start of our business, including for all of the three fiscal years ended September 30, 2005, 2006 and 2007, and for the six months ended March 31, 2008. This revenue recognition model still applies to most of our current courses. For online courses using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period from the date on which the course participants enroll in the courses to the completion date of the relevant exam when we close access to the relevant online course materials.

We adopted the refundable course model in the fiscal year ended September 30, 2007 to recognize revenues generated from our new “elite” classes, which were first introduced in November 2006. With our elite classes, course participants pay substantially higher course fees for more personal and tailored course-related services. After completing an elite class, if a participant fails to pass the exam subject that the course prepares him or her for, and certain pre-agreed conditions are met, the course participant is then entitled to a refund of the applicable course fee paid, which amount the course participant can choose to claim in the form of a cash refund or apply to future courses provided by us. For courses using the refundable course model, the proceeds from the refundable course model are initially recorded as refundable fees, and thereafter we recognize revenues upon the expiration of the course participants’ right to receive a refund or the right to retake the course.

To enroll in our courses, course participants may choose to purchase pre-paid study cards from our distributors or to pay us through bank remittance, postage or cash at our offices. For course participants who have paid course fees by cash or by remittance through a bank or post office, we provide them with a one-week trial period, applicable to most courses that we offer, commencing on the date course participants activate their subscription for the relevant course. If course participants decide within the one-week trial period that they no longer want to take the course, we will refund their course fees. The amount of one-week trial period course fee refunds was insignificant in the fiscal years ended September 30, 2005, 2006 and 2007, and in the six months ended March 31, 2008. We begin to recognize revenues following the expiry of the one-week trial period.

For course participants who have paid course fees by purchasing our pre-paid study cards from our distributors, we do not offer any trial period. To use the face value on a pre-paid study card, course participants must activate the card by using an access code and password to transfer the face values on the card to their personal online registered accounts and register for the desired courses. We first introduced pre-paid study cards in January 2003. Our study cards are sold with expiration dates, typically set at two years from the print date of the card. Proceeds from the expired study cards that have never been activated are recognized as revenues upon expiration of the cards. For the fiscal year ended September 30, 2007 and the six months ended March 31, 2008, respectively, we recognized income before business tax and related surcharges in connection with expired pre-paid study cards of approximately $0.3 million and $26,000, and nil in the fiscal years ended September 30, 2005 and 2006 since none of the pre-paid study cards produced in those years had expired during those fiscal years. Once course participants activate the pre-paid study cards, the face values of the cards are added to their personal registered accounts and are no longer subject to expiration. We, at times, offer volume discounts to our distributors for purchases over a specified amount of pre-paid cards during a specified period of time, generally one year. These discounts are provided to distributors in the form of additional study cards with certain credit values. The after-discount prices of the study cards paid by the distributors to us are recognized as deferred revenue. Deferred revenue is subsequently recognized as revenues upon provision of the future services according to the applicable revenue recognition policy discussed above.

We have experienced seasonality and expect in the future to continue to experience seasonality in revenues related to the provision of our online education courses primarily due to seasonal changes in course enrollments and the timing of various exams. We typically open new courses to enrollment approximately six months before the relevant exam date. With respect to our non-refundable courses, we typically recognize revenues on a straight line basis over the subscription period from a course participant’s enrollment date to the examination completion date when we close access to the relevant online course materials. As a result, for non-refundable courses, we typically recognize higher revenues during the three months immediately prior to the examination dates mainly because more course participants enroll in our courses during this period of time and we recognize revenues from these participants from their enrollment date to the date of course completion. Given the recent introduction of our refundable courses, we have limited ability to accurately evaluate the seasonality, if any, relating to such courses. As the majority of our course participants take courses relating to the main professional accounting exams, which are typically held in May and September, we historically have experienced higher revenues during the quarters ending June 30 and September 30 of each fiscal year. By contrast, we have historically experienced lower revenues in the quarters ending December 31 and March 31 due to the lower number of exams held during those periods. With respect to our refundable elite classes, we recognize revenues upon the expiration of course participants’ applicable refund privileges. We recognize revenues typically 15 days after the release of the relevant exam results. This seasonality factor may change in future periods if the timing of exams changes. In addition, as the mix of types of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams.

Books and Reference Materials

We primarily sell our own proprietary learning materials relating to accounting professional courses and exams through third-party bookstores and distributors and, to a lesser extent, directly through our online bookstore and at our offices in Beijing. We began selling books and reference materials in 2003. The sale of books and reference materials on topics related to our course subject matter complements our online course offerings, supplements the learning experience of our course participants, and helps build brand recognition and loyalty among our customers. In addition, our proprietary books help promote our expertise and reputation in the accounting field.

Our sales arrangements are evidenced by sales agreements with and purchase orders from distributors. We recognize revenues from the sale of books and reference materials when the four criteria as prescribed by U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104, or SAB 104, are met. Prior to the fiscal year ended September 30, 2007, we sold books and reference materials to distributors on a consignment basis. Therefore, revenues for such transactions were recognized only when the products were sold to the end customers by the distributors. Beginning in the fiscal year ended September 30, 2007, as our reputation and market position became more established, we ceased to sell books and reference materials on a consignment basis. Instead, we sold such products to our major distributors and provided them with the right to return up to 5% of the unsold products. For various business reasons, we granted some major distributors credit terms, typically for over one year. Due to the extended credit terms, revenue recognition for such sales is deferred until cash is collected from such major distributors. In the six months ended March 31, 2008, we did not sign any contracts with our distributors containing return rights or extended credit terms.

We may at times sell our proprietary books and reference materials together with study cards with certain credit values. We recognize revenues over the subscription period during which the online courses are available to the course participants or upon expiration of the cards, provided that all of the four criteria under SAB104 are met. For presentation purposes, the revenue recognized for the multiple element transactions that are accounted for as a single unit of accounting is first allocated to online education services revenue based on the stated price of the study card relative to the total stated selling price of the multiple element transaction. The residual amount is then allocated to books and reference materials revenue. Cost of books and reference materials include direct materials used for production of books, authorship fees and printing costs.

Others

We derive other net revenues from the provision of course production services, tax and accounting consultancy services, in person professional training for accounting firms and other products and services. Such sales arrangements are evidenced by individual sales agreements with customers. We generate course production revenues by charging businesses and educational institutions and others for our services in the creation and production of customized courses. We recognize revenues from the delivery of course production services when the produced course materials are accepted by the customers. We generate in person professional training revenue when the training is delivered to the trainees.

Cost of Sales

Our cost of sales consists of cost of services and cost of tangible goods sold. The following table shows our cost of sales, gross profit and gross margin for the periods indicated.

	For the Year Ended September 30,						For the Six Months Ended March 31,
	2005		2006		2007		2007		2008
	$	% of net revenues	$	% of net revenues	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands of $, except for percentages)
Net revenues	3,839	100.0%	5,667	100.0%	11,846	100.0%	3,700	100%	5,208	100%
Cost of sales:
Cost of services	1,531	39.9%	2,566	45.3%	3,553	30.0%	1,611	43.5%	2,109	40.5%
Cost of tangible goods sold	117	3.0%	147	2.6%	354	3.0%	103	2.8%	138	2.6%

Total cost of sales	1,648	42.9%	2,713	47.9%	3,907	33.0%	1,714	46.3%	2,247	43.1%
Gross profit and gross margin[1]	2,191	57.1%	2,954	52.1%	7,939	67.0%	1,986	53.7%	2,961	56.9%

1	Gross profit is equal to net revenues less cost of sales. Gross margin is equal to gross profit divided by net revenues.

Cost of Services

Cost of services accounted for 42.2%, 47.8%, 33.4%, 47.1% and 43.9% of our online education services revenues in the fiscal years ended September 30, 2005, 2006 and 2007, and the six months ended March 31, 2007 and 2008, respectively. Salaries for our tutors, course production technicians and other employees involved in the delivery of our products and services constituted the largest component of our cost of services. Fees paid to our course lecturers to produce our courses constituted the second largest component of our cost of services. Other important components of our total cost of services include server management and bandwidth leasing fees paid to third-party providers. While the absolute amount of our cost of services continued to increase as our education services revenues grew, our cost of services as a percentage of net revenues decreased significantly in the fiscal year ended September 30, 2007 as we achieved economies of scale.

Historically, fees paid to our lecturers to produce our courses constituted a large portion of our cost of services because we allocated significant resources to engage high-quality lecturers for our online courses and to increase the number of lecturers for our expanded course offerings. As our portfolio of courses became more established, our lecturer costs became lower as a percentage of net revenues. The number of lecturers actively producing courses for us was 188, 293 and 249 in the fiscal year ended September 30, 2005, 2006 and 2007, respectively, and 138 and 147 for the six months ended March 31, 2007 and 2008, respectively. The decrease in the number of lecturers actively producing courses for us in the fiscal year ended September 30, 2007 resulted primarily from the expiration of our contracts with certain lecturers teaching higher education for self-taught learners courses. Leveraging the online medium, we are also achieving greater economies of scale as we are able to continuously increase our numbers of course participants without having to increase the number of our lecturers, which is a distinct advantage we enjoy over traditional offline schools and educational programs that are limited by traditional teacher-student classroom ratios. As a result, our fees paid to lecturers decreased as a percentage of our revenues in the fiscal year ended September 30, 2007 and in the six months ended March 31, 2008 as compared to the fiscal years ended September 30, 2005, 2006 and the six months ended March 31, 2007.

Our service-oriented approach is a critical component of our online education business model. Accordingly, our tutors and course production technicians also play an important role in our delivery of quality services. While our lecturers primarily conduct lectures through pre-recorded audio-visual media, our tutors play a more immediate frontline role in the provision of our course services. They answer questions from course participants by email or by telephone, usually within a 24-hour time period. Delivering this level of quality service and responsiveness requires us to continuously increase tutor headcount to keep pace with the growth in the numbers of course enrollments, and to allocate sufficient resources to retain the top performing tutors to maintain the overall high-quality of our tutoring services. The number of our tutors increased from 18 as of September 30, 2005 to 67 (including 24 part-time tutors) as of September 30, 2006, 131 (including 50 part-time tutors) as of September 30, 2007 and to 136 (including 33 part-time tutors) as of March 31, 2008. To ensure a high quality learning experience, we also allocate resources to retain course production technicians capable of creating high quality audio-video course materials and other interactive features of our online courses.

As the number of our course enrollments increases, server management and bandwidth leasing fees will continue to increase in absolute terms and may fluctuate as a percentage of our cost of sales in relation to the fees we are required to pay to third-party Internet and bandwidth infrastructure providers.

Cost of Tangible Goods Sold

Book sales costs comprise the cost of purchasing from third parties books that we re-sell, as well as fees we pay to third-party book printing companies to produce our proprietary books and reference materials and other fees related to content creation for our books and reference materials.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses.

Selling Expenses

Selling expenses accounted for 8.8%, 29.6%, 10.8%, 19.2% and 15.7% of our net revenues in the fiscal years ended September 30, 2005, 2006, 2007, and the six months ended March 31, 2007 and 2008, respectively. Our selling expenses consist primarily of advertising and promotion expenses, salaries paid to our customer service staff, commissions paid to online agents, freight and delivery expenses related to our books and reference materials, and other selling expenses. Our selling expenses rose significantly to 29.6% of our net revenues in the fiscal year ended September 30, 2006, as compared to 8.8% of our net revenues in the fiscal year ended September 30, 2005 as a result of increased spending on marketing to promote and generate interest in our new courses, and as part of our overall strategy at the time to raise our brand profile.

The aggregate amount of salaries paid to our customer service staff has risen steadily as we recruited additional staff commensurate with the increase in the number of course enrollments and other customers. In the future, as we seek to reduce our reliance on sales of our pre-paid study cards through third-party sales agents, we expect to increase the number of our customer service staff to increase the portion of sales of our products and services conducted directly through our own customer service staff.

General and Administrative Expenses

Our general and administrative expenses accounted for 40.1%, 24.7%, 13.8%, 23.4% and 25.7% of our net revenues in the fiscal years ended September 30, 2005, 2006 and 2007, and in the six months ended March 31, 2007 and 2008, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, rental expenses, depreciation and amortization, and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office and entertainment expenses. We expect that in connection with the expansion of our business and costs associated with being a public company, including costs necessary to enhance our internal control, our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

CDEL Hong Kong was incorporated in Hong Kong and does not conduct any substantive operations of its own. No provision for Hong Kong profits tax has been made as CDEL Hong Kong has no assessable profits in Hong Kong in the fiscal years ended September 30, 2005, 2006 and 2007, and in the six months ended March 31, 2008. In addition, no Hong Kong withholding tax will be imposed on any payments of dividends by CDEL Hong Kong to us.

Enterprise Income Tax

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. In addition, an enterprise qualified as a “high and new technology enterprise” located in specified high-tech zones was entitled to a preferential state EIT rate of 15% and could enjoy an exemption from the state EIT rate for the first three years since its operation and a 50% reduction of the state EIT for the succeeding three years. The qualification of a “high and new technology enterprise” was subject to an annual or biennial evaluation by the relevant government authority in China.

Under the then applicable PRC tax laws, each of our two PRC subsidiaries, Champion Technology and Champion Education Technology, and our affiliated PRC entity, Beijing Champion, had been granted preferential EIT treatment based on their status as high and new technology enterprises operating in a high-tech zone named Beijing Zhongguancun Science Park. Specifically, Beijing Champion was granted an EIT exemption from January 1, 2001 to December 31, 2003 and a 50% reduction of the state EIT from January 1, 2004 to December 31, 2006. Starting from January 1, 2007, Beijing Champion became subject to a 15% EIT rate. Champion Technology was granted an EIT exemption for the 2004 to 2006 calendar years and a 50% reduction of the state EIT for the 2007 to 2009 calendar years. Champion Education Technology was granted an EIT exemption for the 2007 to 2009 calendar years and a 50% reduction of the state EIT for the 2010 to 2012 calendar years. Champion Technology and Champion Education Technology were also granted a preferential 15% EIT rate after their respective 50% reduced preferential rate periods expire if they were qualified as “high and new technology enterprises” at that time. All three entities’ high and new technology enterprise qualification is subject to a biennial re-assessment by the relevant PRC government authority.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the top rate of EIT from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The New EIT Law and its implementing rules permit certain “high and new technology enterprises” to enjoy a reduced 15% EIT rate. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration and will gradually transition to the uniform 25% EIT rate over a five-year transition period. As of March 31, 2008, the applicable EIT rate for Beijing Champion, Champion Technology and Champion Education Technology was 25%, 7.5% and 25%, respectively. Beijing Champion and Champion Education Technology will re-apply for qualification as high and new technology enterprises under the New EIT Law as soon as the relevant application procedures become available, and in the event that such qualification is granted, they will enjoy an EIT rate of 15%. However, the recently published qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. We cannot assure you that our PRC subsidiaries and affiliate will qualify as high and new technology enterprises under the New EIT Law, nor can we assure you that the phase-out rules expected to be applied as described above will be applied in the same fashion in practice or be changed, potentially with retroactive effect.

As a Cayman Islands holding company, substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries through CDEL Hong Kong. The New EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for EIT purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Avoidance of Double Taxation Arrangement, dividends paid to shareholders residing in Hong Kong are subject to a reduced 5% rate of withholding tax provided the Hong Kong residents’ equity interests in the mainland dividend issuer is above 25%. We expect that a no more than 5% withholding tax will apply to dividends paid to us by our PRC subsidiaries through CDEL Hong Kong, but this treatment will depend on CDEL Hong Kong’s status as a non-resident enterprise of China and a resident of Hong Kong. In addition, our tax treatment will depend on our status as a non-resident enterprise. For detailed discussion of PRC tax issues related to resident enterprise status, see “Risk Factors—General Risks Relating to Conducting Business in China—Under China’s New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” In addition, if the Avoidance of Double Taxation Arrangement is terminated, dividend payments by our PRC subsidiaries to CDEL Hong Kong will be subject to the higher 10% withholding tax rate.

Business Tax and Related Surcharges

We are subject to approximately 3% business tax and related surcharges on the revenues earned from provision of online education services, which are recognized net of all business tax and related surcharges. Our other services related revenues are subject to 5% business tax and related surcharges, which are also recognized net of all business tax and related surcharges. Such business tax and related surcharges net against revenues for the years ended September 30, 2005, 2006 and 2007 and for the six months ended March 31, 2008 are approximately $0.1 million, $0.2 million, $0.4 million, and $0.2 million, respectively. In addition, we are subject to 5% business tax on service fee received by Champion Technology and Champion Education Technology from Beijing Champion, which tax and surcharges are included in the cost of services.

Value Added Tax

In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is levied on the invoiced value of sales of books and reference materials and is payable by the purchaser. Revenues are recognized net of all VAT imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. VAT related to our books and reference materials sales amounted to approximately $21,000,

$50,000, $0.2 million and $0.1 million for the fiscal years ended September 30, 2005, 2006 and 2007, and the six months ended March 31, 2008, respectively. We are required to remit the VAT we collected to the tax authority, but may deduct the VAT we have paid on eligible purchases. To the extent that we paid more VAT than collected, the difference represents the net VAT recoverable balance at the balance sheet date. As of September 30, 2006 and 2007, and March 31, 2008, there was no such VAT recoverable balance in our consolidated financial statements.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities on the date of each set of consolidated financial statements and the reported amounts of revenues and expenses during each financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates or changes in the facts or circumstances underlying our estimates and assumptions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on our judgment. When reviewing our consolidated financial statements, you should take into account:

•	our critical accounting policies discussed below;

•	the related judgments made by us and other uncertainties affecting the application of these policies;

•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

•	the risks and uncertainties described under “Risk Factors.”

See Note 2 to our audited consolidated financial statements for additional information regarding our significant accounting policies.

Revenue Recognition

We recognize revenues from our services and sales of products when the following four criteria are met as prescribed by SAB 104: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectibility is reasonably assured.

Online education services.    Most of our revenues are earned through providing online education services to course participants. We have been providing online education services to our course participants pursuant to two types of revenue models—a non-refundable course model and a refundable course model. For online courses using the non-refundable course model, we recognize revenues on a straight line basis over the subscription period from the date on which the course participants enroll in the courses to the completion date of the relevant exam when we close access to the relevant online course materials. With respect to our accounting continuing education courses, which saw a significant increase in the enrollments during the three months ended June 30, 2008, we recognize revenues when the courses are delivered to the participants. For online courses using the refundable course model, the proceeds from the refundable course model are initially recorded as refundable fees, and thereafter we recognize revenues upon the expiration of the course participants’ right to receive a refund or the right to retake the course.

Course participants can enroll in non-refundable courses via purchases of pre-paid study cards from our distributors, payment through bank remittance, postage or cash. Net proceeds received are recorded as deferred revenue. As an incentive, we sell to our distributors pre-paid study cards at a discount to the face value of the cards. Therefore, deferred revenue is recorded using the after-discount selling price of the cards upon the sale of the cards to distributors. The deferred revenue is recognized as revenues over the period the online course is available to course participants from the course participants’ enrollment date through the completion date of the relevant exam.

Our pre-paid study cards are sold with expiration dates, typically set at two years from the print date of the card. For the fiscal year ended September 30, 2007 and the six months ended March 31, 2008, we had recognized income before business tax and related surcharges in connection with expired pre-paid study cards amounting to approximately $0.3 million and $26,000, and nil in the fiscal years ended September 30, 2005 and 2006. However, once the course participants activate the pre-paid study cards, the face values of the cards will be charged to their personal registered accounts and will no longer be subject to expiration. The after-discount prices of the study cards paid by the distributors to us are recognized as deferred revenue. Deferred revenue is subsequently recognized as revenues upon provision of the future services according to the applicable revenue recognition model discussed above.

Course participants can only enroll in refundable courses via payment through bank remittance, postage or cash. Proceeds received are recorded as refundable fees. For our elite classes, if course participants do not pass the exam and certain pre-agreed conditions are met, they have a choice to receive a full refund of course fees or to take the course over again. If course participants elect to take the course over again, the revenues would continue to be deferred. If course participants elect to take the refund, the related deferred revenue would then be reversed.

We may at times offer volume discounts to our distributors for purchases over a specified amount of pre-paid study cards over a specified period of time, generally one year. These discounts are provided to the distributors in the form of study cards with certain credit values. Because the amount of future rebates relating to these volume discounts cannot be reasonably estimated, a deferred revenue balance is recorded for the maximum potential amount of volume discount. If the amount of purchases specified in the volume discount provisions were not reached upon the expiry of the volume discount period, the deferred revenue relating to such volume discount is recognized as revenues over the remaining period during which the online courses are still available to the enrolled course participants. If the amount of purchases specified in the volume discount provisions were reached, the proceeds allocated to the study cards that are provided to the distributors as volume discount and activated by enrolled course participants are recognized as revenues over the coming period during which the online courses are available to the course participants. Proceeds allocated to the study cards that have never been activated for course enrollment are recognized as revenues upon expiration of the cards.

Books and reference materials.    Prior to fiscal year ended September 30, 2007, we sold books and reference materials to distributors on a consignment basis. Therefore, revenues for such transactions were recognized only when the products were sold to the end customers. Beginning from the fiscal year ended September 30, 2007, we ceased to sell books and reference materials on a consignment basis. Instead, we sold such products to our major distributors and provided them with the right to return up to 5% of the unsold products. For various business reasons, we granted several major distributors credit terms, typically over one year. Although, from the inception of these types of extended payment term arrangements, we have not granted concessions under the original payment terms, we do not have enough history to demonstrate that we may not give concessions in the future due to the fact that extended payment arrangements with major distributors under new sale arrangement were first entered into in the fiscal year ended September 30, 2007. Revenues relating to such sales are deferred until cash is collected from the distributors. Sales to other distributors without extended credit terms are recognized as revenues upon delivery of the products.

We also sell our proprietary books and reference materials together with study cards. We account for this arrangement in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” The sales of books together with study cards do not meet the separation criteria pursuant to EITF 00-21 due to the lack of objective and reliable evidence of fair value for the study cards. Therefore, the revenues relating to such arrangement are recognized as a combined unit of accounting over the subscription period the online course is available to course participants or upon expiration of the study cards.

For presentation purposes, the revenue recognized for multiple element transactions which are accounted for as a single unit of accounting is first allocated to online education services revenue based on the stated price of the study card relative to the total stated selling price of the multiple element transaction. The residual amount is then allocated to books and reference materials revenue. The above methodology has been consistently applied for all years presented.

Long-Lived Assets—Property, Plant and Equipment and Intangible Assets

Our accounting for long-lived assets, including property, plant and equipment, and intangible assets is described in Note 2 to our consolidated financial statements on page F-17 and Note 2 to our unaudited interim condensed consolidated financial statements on page F-27 included in this prospectus. Judgment is required to determine the estimated useful lives of assets. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We evaluate our long-lived assets or asset group including intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows. There was no such impairment charge for the periods presented. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of any impairment charge and the related depreciation and amortization charges.

Income taxes

We follow the liability method of accounting for income taxes, which is described in Notes 2 and 14 to our consolidated financial statements on page F-44 and Notes 2 and 16 to our unaudited interim condensed consolidated financial statements on page F-55. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income statement in the period that includes the enactment date. We consider current tax laws and our interpretation of them when we make our judgments, assumptions and estimates relative to current provision for income tax. We also assess a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than-not that some portion, or all, of the deferred tax assets will not be realized. Such evidence includes our estimates of future taxable income and tax planning strategies. Changes in relevant tax laws, and our judgments, assumptions and estimates relative to current provision for income tax could have resulted in material differences in the amount of income taxes provided in our consolidated financial statements.

Inventory Obsolescence

We evaluate our inventory for impairment on a quarterly or more frequent basis whenever events or changes in circumstances—such as the levels of inventory versus customer requirements and obsolescence, the product life cycle status, and the aging analysis of the inventory—indicate that the carrying amount of inventories may not be fully recoverable. The evaluation also involves consideration of the market prices of inventories. At each balance sheet date, we identify inventories that are worth less than cost and write them down to lower of cost or market prices and the difference is expensed to our cost of sales for that period. Although we consider such write-down of inventories to be adequate and proper, different judgments or estimates could have resulted material differences in the amount and timing of any write-downs and the related amount expensed to our cost of sales.

Accounting for Series A Preferred Shares

In March 2007, CDEL Hong Kong issued 12,996,000 series A convertible redeemable preferred shares, or preferred shares, at a per share price of $0.615553 to three investors, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited, for net proceeds of $7.9 million.

We classified the preferred shares as mezzanine equity as these preferred shares can be redeemed at the option of the holders on or after an agreed upon date.

The initial carrying value of the preferred shares is the issuance price of the preferred shares at the date of issuance. The holders of the preferred shares have the ability to convert the instrument into the CDEL Hong Kong’s ordinary shares starting from the initial issuance date. We firstly evaluated the embedded conversion option in the preferred shares to determine if there were any embedded derivatives requiring bifurcation. The conversion option of the preferred shares does not qualify for derivative accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded therefore not readily convertible into cash.

We then evaluated whether a beneficial conversion feature exists by comparing the operable conversion price of preferred shares with the fair value of the ordinary shares at the commitment date, which EITF 98-5 defines as the date when an agreement as to terms has been reached and the investor is committed to purchase the convertible securities based upon those terms (that is, performance by the investor is probable because of sufficiently large disincentives for nonperformance). With the assistance of American Appraisal China Limited, or American Appraisal, an independent valuation firm, we conducted a retroactive valuation to determine the fair value of the ordinary shares. We chose not to employ a contemporaneous valuation method because prior to our decision to commence an initial public offering in the United States, we prepared our financial statements in accordance with PRC GAAP which, unlike US GAAP, did not have similar requirements for fair value measurements. Therefore, we did not conduct any share valuation or establish corresponding fair value measurements until required to do so in connection with our preparations for this offering in the United States. In determining the value of our ordinary shares, we used a weighted average of equity value derived by using a combination of the market approach (guideline company method) and the income approach (discounted cash flow method). We applied an equal weight for both the market approach and income approach to arrive at the fair value for our equity value. There was no significant difference between the equity value derived using the market approach and the equity value derived using the income approach.

Market Approach—Guideline Company Method

For the market approach, we considered the market profile and performance of guideline companies with businesses similar to ours. To derive market multiples, we selected as our guideline companies for reference the following seven education companies that are publicly traded on securities markets in the United States: Apollo Group, Inc., Career Education Corporation, Corinthian Colleges, Inc., DeVry, Inc., ITT Educational Services, Inc., New Oriental Education & Technology Group, Inc. and Strayer Education, Inc. We then calculated the enterprise value to sales multiple and the enterprise value to earnings before interest, tax, depreciation and amortization, or EBITDA, multiple for the guideline companies. Due to the differences between our growth rate, profit margins and risks as compared to the guideline companies, certain price multiple adjustments were made, including growth and risk adjustment and profitability adjustment, in order to enhance the comparability between us and the seven guideline companies.

For both EV/Revenue and EV/EBITDA multiples, we applied a growth and risk adjustment to reflect the differences between our expected growth rate and risk level and those of the guideline companies. Such adjustment is based on the theory that the higher the expected growth is, the higher the price multiples should be. The growth and risk adjustment has also taken into account the different discount rates of our company and the guideline companies.

For EV/Revenue multiple, we also made a profitability adjustment based on our EBITDA margin and those of the guideline companies. If we achieve a better or worse profit margin than any of the guideline companies, we should have a higher or lower EV/Revenue multiple, respectively, than such guideline company. We used the 2007 adjusted median price multiples derived from the guideline companies in the valuation of our equity value.

Income Approach—Discounted Cash Flow Method

For the income approach, we utilized a discounted cash flow analysis based on our projected cash flows from 2007 through 2013, including among other things an analysis of projected revenue growth, gross margins, tax concessions, capital expenditures and working capital requirements. The financial projection used for income approach has incorporated the following milestone events we achieved prior to the valuation date of March 9, 2007:

•

The successful introduction of new elite classes in November 2006 contributed significantly to the growth of our online education services revenues by virtue of the much higher per course fees of such classes compared to our regular classes. Accordingly, we have allocated the additional revenue contribution from elite classes into our cash flow projection.

•

Our total net revenues grew significantly from $3.8 million in the fiscal year ended September 30, 2005 to $5.7 million in the fiscal year ended September 30, 2006. Our total course enrollments also increased from approximately 233,000 for the fiscal year ended September 30, 2005 to over 326,000 for the fiscal year ended September 30, 2006. The increasing trend of revenues and course enrollments was used as a base to project future revenues growth. We also expected that the continuing increase in revenues would result in economies of scale and improvement in operating profit margin.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earning growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions of prospective financial information used in deriving the fair values are consistent with our business plan. Other major assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

When applying the income approach, we used a discount rate of 18%, which was our estimated cost of capital. When calculating our cost of capital, we did not include the cost of debt based on our assumption that our long-term capital structure would most likely be debt-free. Our cost of equity was not based on the cost of our preferred shares because such shares will be automatically converted into ordinary shares effective upon the consummation of this offering. We derived our cost of equity by using the Capital Asset Pricing Model, after taking into account the systematic risks reflected in the share price movement of comparable companies, and the non-systematic risks specific to our company.

We also applied a 13% discount to our enterprise value derived by both market approach and income approach due to the lack of marketability of our shares to reflect the fact that there is no ready public market for our shares as we are a closely-held, private company. Ownership interests in closely-held companies are typically not readily marketable compared to similar public companies. Therefore, a share in a privately held company is usually worth less than an otherwise comparable share in a publicly-held company. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. The option-pricing method was used because this method takes into account certain factors, including our size, timing of liquidity event and volatility of the share prices of comparable companies engaged in the same industry. Volatility of 35% was determined by using the median of volatility of the guideline companies used in the market approach.

We used the option-pricing method to allocate equity value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Based on the above discussed retrospective valuation, we concluded that the fair value of ordinary shares was greater than the operable conversion price of preferred shares at the commitment date and the excess is greater than the proceeds received from the issuance of preferred shares. The fair value of our ordinary shares as of March 9, 2007 was $0.612455 per share. In accordance with EITF 98-5, if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the preferred shares, the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the preferred shares. Accordingly, the total proceeds were allocated to the beneficial conversion feature with a credit to additional paid-in capital upon the issuance of the preferred shares.

Further, an accretion charge to increase the preferred shares’ carrying value to their expected redemption amount over the period from issuance to earliest redemption date is recorded as a reduction to net income available to ordinary shareholders using the interest method.

Accounting for Fair Value of Ordinary Shares

The fair value of our ordinary shares was determined to be approximately $2.5 per share as of April 18, 2008, which fair value determination was made with reference to a transaction involving our ordinary shares the first closing of which occurred in April 2008 and the second closing of which occurred in May 2008. Specifically, in April 2008, Champion Shine sold an aggregate of 3,722,991 ordinary shares to Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Easerich Group Limited, a British Virgin Islands company owned and controlled by Ping Wei, our chief financial officer, at a price of $2.995966 per share for an aggregate purchase price of $11,153,954.5. In May 2008, Champion Shine sold an aggregate of 5,243,650 ordinary shares to Bertelsmann Asia Investments AG, a company organized under the laws of Switzerland at a price of $2.995966 per share for an aggregate purchase price of $15,709,797.0. Pursuant to the share purchase agreements for the April and May 2008 share sales, the purchase price per share paid by each of the four purchasers will be reduced by an amount equal to $2.995966 minus 80% of the initial public offering price, if our initial public offering price is less than $3.7449575 per ordinary share as represented by ADS. In the event that a qualified public offering is not completed by December 31, 2008 for any reason, each of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Easerich Group Limited and Bertelsmann Asia Investment AG has a put option to sell to Champion Shine or Mr. Zhu all or any portion of the ordinary shares it purchased at a price equal to 120% of the original per share purchase price, compounding on a per annum basis to the payment date, provided that such put option must be exercised on or prior to December 31, 2009. For purposes of the put option, a qualified public offering means an offering in which we raise gross proceeds of no less than $70 million (excluding underwriting discount) and in which the offering price per ordinary share is no less than $1.846659, which is three times the original subscription price of our preferred shares. The $2.5 per share value of our ordinary shares was derived by deducting from the transaction price of $2.995966 an amount of approximately $0.5, which represented the fair value of the put option described above.

Below are significant factors that we believe have contributed to the difference between the fair value of our ordinary shares as of March 9, 2007 and as of April 18, 2008:

•

the significant growth in our financial results for the third and fourth fiscal quarters ended June 30 and September 30, 2007, respectively, which growth was the main driver of (i) the increase in our total net revenues by 109.0% to $11.8 million in the fiscal year ended September 30, 2007 from $5.7 million in the fiscal year ended September 30, 2006, (ii) the increase in our gross profit by 168.8% to $7.9 million in the fiscal year ended September 30, 2007 from $3.0 million in the fiscal year ended September 30, 2006, and (iii) the increase in our net income to $5.4 million in the fiscal year ended September 30, 2007 from $49,000 in the fiscal year ended September 30, 2006;

•

the increase in our total net revenues by 40.8% to $5.2 million in the six months ended March 31, 2008, as compared to $3.7 million in the six months ended March 31, 2007, (ii) the increase in our gross profit by 49.1% to $3.0 million in the six months ended March 31, 2008, as compared to $2.0 million in the six months ended March 31, 2007, and (iii) the increase in our net income to $0.8 million in the six months ended March 31, 2008, as compared to $0.4 million in the six months ended March 31, 2007; and

•	the strengthening of our management team through the hiring of our new chief financial officer in March 2008.

The fair value of the ordinary shares as of April 18, 2008 is higher than their estimated current fair value as of the date of this prospectus based on an initial public offering price of $7.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended September 30,						For the Six Months Ended March 31,
	2005		2006		2007		2007		2008
	$	% of net revenues	$	% of net revenues	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(In thousands, except for percentages)
Net revenues:
Online education services	3,630	94.6%	5,371	94.8%	10,637	89.8%	3,421	92.5%	4,804	92.2%
Books and reference materials	154	4.0%	174	3.1%	484	4.1%	186	5.0%	244	4.7%
Others	55	1.4%	122	2.1%	725	6.1%	93	2.5%	160	3.1%

Total net revenues	3,839	100.0%	5,667	100.0%	11,846	100.0%	3,700	100.0%	5,208	100.0%
Cost of sales:
Cost of services	(1,531)	(39.9)%	(2,566)	(45.3)%	(3,553)	(30.0)%	(1,611)	(43.5)%	(2,109)	(40.5)%
Cost of tangible goods sold	(117)	(3.0)%	(147)	(2.6)%	(354)	(3.0)%	(103)	(2.8)%	(138)	(2.6)%

Total cost of sales	(1,648)	(42.9)%	(2,713)	(47.9)%	(3,907)	(33.0)%	(1,714)	(46.3)%	(2,247)	(43.1)%

Gross profit	2,191	57.1%	2,954	52.1%	7,939	67.0%	1,986	53.7%	2,961	56.9%
Operating expenses:
Selling expenses	(339)	(8.8)%	(1,676)	(29.6)%	(1,285)	(10.8)%	(710)	(19.2)%	(816)	(15.7)%
General and administrative expenses	(1,541)	(40.1)%	(1,400)	(24.7)%	(1,638)	(13.8)%	(867)	(23.4)%	(1,336)	(25.7)%

Total operating expenses	(1,880)	(49.0)%	(3,076)	(54.3)%	(2,923)	(24.6)%	(1,577)	(42.6)%	(2,152)	(41.4)%
Other operating income	—	—%	—	—%	131	1.1%	—	—%	207	4.0%

Operating income (loss)	311	8.1%	(122)	(2.2)%	5,147	43.5%	409	11.1%	1,016	19.5%
Interest (expense) income, net	(28)	(0.7)%	(27)	(0.4)%	(5)	(0.1)%	(17)	(0.5)%	8	0.2%
Exchange loss	—	—%	—	—%	—	—%	—	—%	(52)	(1.0)%
Equity in loss of an affiliated company	—	—%	—	—%	—	—%	—	—%	(46)	(0.9)%

Income (loss) before income taxes	283	7.4%	(149)	(2.6)%	5,142	43.4%	392	10.6%	926	17.8%
Income tax benefit (expenses)	22	0.5%	198	3.5%	307	2.6%	23	0.6%	(176)	(3.4)%

Net income	305	7.9%	49	0.9%	5,449	46.0%	415	11.2%	750	14.4%

Six Months Ended March 31, 2008 Compared to Six Months Ended March 31, 2007

Net Revenues

Our total net revenues increased by 40.8% to $5.2 million in the six months ended March 31, 2008 from $3.7 million in the six months ended March 31, 2007, as a result of significant growth in sales of our online education services, books and reference materials, and other products and services.

Online education services.    Net revenues from our online education services increased by 40.4% to $4.8 million in the six months ended March 31, 2008 from $3.4 million in the six months ended March 31, 2007. This increase was primarily due to approximately $0.7 million in revenues generated from our new CPA examination elite classes. Our accounting courses continued to account for the majority of our course enrollments in the six months ended March 31, 2008 while enrollments in our test preparation courses for self-taught learners and our healthcare courses also increased. However, our revenue growth in the six months ended March 31, 2008 was partially offset by a decrease in revenues from one of our core accounting courses as a result of a decrease in accounting course enrollments from approximately 247,000 for the six months ended March 31, 2007 to approximately 222,000 for the six months ended March 31, 2008. This decrease occurred primarily because we experienced a significant increase in enrollments in our core accounting courses during the six months ended March 31, 2007 due to the fact that the relevant accounting exams covered by our courses at the time were undergoing changes in content and requirements, and many exam takers determined that enrolling in our online courses was important to their exam preparation efforts. In the subsequent period, as exam takers became more familiar with and less concerned about the new exam content and requirements, many exam takers opted not to take our courses, which resulted in an overall decrease in accounting course enrollments.

Books and reference materials.    Net revenues from our sales of books and reference materials increased by 31.2% to $244,000 in the six months ended March 31, 2008 from $186,000 in the six months ended March 31, 2007. The increase in our books and reference materials revenues was due primarily to an overall increase in the volume of our sales of books and reference materials. In the six months ended March 31, 2007, we sold such books and reference materials to our major distributors and provided them with the right to return up to 5% of the unsold products. For various business reasons, we granted some major distributors credit terms, typically for over one year. Due to the extended credit terms, revenue recognition for such sales is deferred until cash is collected from such major distributors. In the six months ended March 31, 2008, we did not sign any contracts with our distributors containing return rights or extended credit terms.

Others.    Our other net revenues increased to $0.2 million in the six months ended March 31, 2008 from $0.1 million in the six months ended March 31, 2007, primarily due to revenues generated from our accounting magazine content production services. By virtue of our industry expertise, we often utilize spare capacity we may from time to time have to undertake such education-related production services, although we do not view this as a core component of our business or growth strategy. Other revenues also included sales of our tax and accounting related services through our www.chinaacc.com website and, to a lesser extent, other value-added services offered through our websites.

Gross Profit

Our gross profit increased by 49.1% to $3.0 million in the six months ended March 31, 2008 from $2.0 million in the six months ended March 31, 2007. Our gross margin increased to 56.9% in the six months ended March 31, 2008 from 53.7% in the six months ended March 31, 2007. This increase in our gross margin was primarily due to our ability to increase revenues generated from our online education services at a much faster pace than the increase in the cost to deliver those services. In addition, our ability to serve a large number of course participants using the same recorded course lecture allows us to significantly scale our online education revenues without increasing the number of our course lecturers. Although the number of our tutors increased to 136 (including 33 part-time tutors) as of March 31, 2008 from 78 (including 13 part-time tutors) as of March 31, 2007 to provide better service to our course participants and our server management and bandwidth leasing fees also increased to handle larger traffic and course lecture download volume, our course lecturer fees decreased, primarily as a result of our replacing some of our more expensive lecturers with new and equally qualified lecturers willing to produce the required lecture content and perform related work at lower fee rates.

Operating Expenses

Our operating expenses increased by 36.5% to $2.2 million in the six months ended March 31, 2008 from $1.6 million in the six months ended March 31, 2007, primarily as a result of an increase in our general and administrative expenses relating to office rents and staff salaries.

Selling expenses.    Our selling expenses increased by 14.9% to $0.8 million in the six months ended March 31, 2008 from $0.7 million in the six months ended March 31, 2007. This increase resulted primarily from increased commissions paid to our online agents. The aggregate amount of salary expense attributable to our customer service staff also rose significantly as we added more staff to provide better service to our course participants and other customers. These increases were partially offset by a decrease in spending on advertising and promotional activities.

General and administrative expenses.    Our general and administrative expenses increased by 54.1% to $1.3 million in the six months ended March 31, 2008 from $0.9 million in the six months ended March 31, 2007. Overall compensation and benefit amounts for our administrative staff increased to $0.5 million in the six months ended March 31, 2008 from $0.4 million in the six months ended March 31, 2007 primarily as a result of increased headcount and salaries, which increased our overall expenses. Our rental and utilities expenses increased to $0.3 million in the six months ended March 31, 2008 from $0.2 million in the six months ended March 31, 2007 primarily as a result of the lease of additional office space as we expanded our business and headcount. Our depreciation and amortization expense also increased to $0.2 million in the six months ended March 31, 2008 from $0.1 million in the six months ended March 31, 2007. Most of our other components of general and administrative expenses also increased.

Other Operating Income

In the six months ended March 31, 2008, we had other operating income of $0.2 million from a one-time small and medium enterprise development fund grant we received from a local government authority. The designated use of the fund is to further improve our Internet-based interactive distance education platform. The grant of the fund is not conditioned on any ongoing restrictions, limitations or obligations on us or our shareholders, directors or officers. We did not have such income in the six months ended March 31, 2007.

Net Income

As a result of the above factors, our net income increased to $0.8 million in the six months ended March 31, 2008 from $0.4 million in the six months ended March 31, 2007.

Fiscal Year Ended September 30, 2007 Compared to Fiscal Year Ended September 30, 2006

Net Revenues

Our total net revenues increased by 109.0% to $11.8 million in the fiscal year ended September 30, 2007 from $5.7 million in the fiscal year ended September 30, 2006, as a result of significant growth in sales of our online education services, books and reference materials, and other products and services.

Online education services.    Net revenues from our online education services increased by 98.0% to $10.6 million in the fiscal year ended September 30, 2007 from $5.4 million in the fiscal year ended September 30, 2006. This increase was primarily due to overall growth in the total number of our course enrollments to over 504,000 in the fiscal year ended September 30, 2007 from over 326,000 in the fiscal year ended September 30, 2006. Our accounting courses continued to account for the majority of our course enrollments at 445,000 in the fiscal year ended September 30, 2007 while enrollments in our test preparation courses for self-taught learners and our healthcare courses also increased. In particular, we experienced a significant increase in enrollments in our core accounting courses due to the fact that the relevant accounting exams covered by our courses at the time were undergoing changes in content and requirements, and many exam takers determined that enrolling in our online courses was important to their exam preparation efforts. The successful introduction of our new elite classes in November 2006 also contributed significantly to the growth of our online education services revenues in the fiscal year ended September 30, 2007 by virtue of their much higher per course fees.

Books and reference materials.    Net revenues from our sales of books and reference materials increased by 178.2% to $0.5 million in the fiscal year ended September 30, 2007 from $0.2 million in the fiscal year ended September 30, 2006. The significant increase in our books and reference materials revenues was due primarily to an overall increase in the volume of our sales of books and reference materials. In addition, there was also a change in our sales policy with our third-party distributors. Prior to the fiscal year ended September 30, 2007, we sold books and reference materials to distributors on a consignment basis. Therefore, revenues for such transactions were recognized only when the products were sold to the end customers by the distributors. Beginning from the fiscal year ended September 30, 2007, as our reputation and market position became more established, we ceased to sell books and reference materials on a consignment basis. Instead, we sold such products to our major distributors and provided them with the right to return up to 5% of the unsold products. For various business reasons, we granted some major distributors credit terms, typically for over one year. Due to the extended credit terms, revenue recognition for such sales is deferred until cash is collected from such major distributors.

Others.    Our other net revenues increased to $0.7 million in the fiscal year ended September 30, 2007 from $0.1 million in the fiscal year ended September 30, 2006. This was primarily due to a significant increase in revenues generated from our course production services, which increased to $0.5 million in the fiscal year ended September 30, 2007 from a very low base of $10,000 in the prior fiscal year. This increase was the result of various contracts with education institutions to produce higher education self-taught learners courses and information technology training courses. Other revenues also included sales of our tax and accounting related services through our www.chinaacc.com website and, to a lesser extent, other value-added services offered through our websites.

Gross Profit

Our gross profit increased by 168.8% to $7.9 million in the fiscal year ended September 30, 2007 from $3.0 million in the fiscal year ended September 30, 2006. Our gross margin increased to 67.0% in the fiscal year ended September 30, 2007 from 52.1% in the fiscal year ended September 30, 2006. This increase in our gross margin was primarily due to our ability to increase revenues generated from our online education services at a much faster pace than the increase in the cost to deliver those services. While the number of our tutors increased to 131 (including 50 part-time tutors) as of September 30, 2007 from 67 (including 24 part-time tutors) as of September 30, 2006 to support the growth in number of course participants and our server management and bandwidth leasing fees also increased to handle larger traffic and course lecture download volume, our course lecturer fees only increased by $71,000. This was primarily because after significantly increasing course offerings in the fiscal year ended September 30, 2006, in the fiscal year ended September 30, 2007, the number of lecturers actively producing courses for us went down from 293 in the fiscal year ended September 30, 2006 to 249 in the fiscal year ended September 30, 2007.

Our revenues from sales of books and reference materials also grew faster than our book-related costs contributing to higher margins from our books and reference materials revenues.

Operating Expenses

Our operating expenses declined by 5.0% to $2.9 million in the fiscal year ended September 30, 2007 from $3.1 million in the fiscal year ended September 30, 2006 primarily as a result of a substantial decrease in our selling expenses.

Selling expenses.    Our selling expenses decreased by 23.3% to $1.3 million in the fiscal year ended September 30, 2007 from $1.7 million in the fiscal year ended September 30, 2006. This decrease resulted primarily from decreased spending on marketing. We plan to increase our advertising and promotion expenditures in future periods to further promote our brand and in connection with the launch of new courses and services, but we expect these expenses to increase at a slower rate than the increase in our revenues. The aggregate amount of salary expense attributable to our customer service staff has risen steadily on an aggregate basis as we have sought to add headcount commensurate with our increasing number of course participants and other customers.

General and administrative expenses.    Our general and administrative expenses increased slightly by 17.0% to $1.6 million in the fiscal year ended September 30, 2007 from $1.4 million in the fiscal year ended September 30, 2006. Overall compensation and benefit amounts for our administrative staff increased to $0.7 million in the fiscal year ended September 30, 2007 from $0.6 million in the fiscal year ended September 30, 2006 primarily as a result of increased headcount, which increased our overall expenses. Our depreciation and amortization expense also increased to $0.2 million in the fiscal year ended September 30, 2007 from $0.1 million in the fiscal year ended September 30, 2006. Most of our other components of general and administrative expenses also increased. However, these increases were offset by a significant decrease in our rental and utilities expenses to $0.3 million in the fiscal year ended September 30, 2007 from $0.4 million in the fiscal year ended September 30, 2006 primarily as a result of the purchase of our main offices in Beijing and the resulting decrease in rental expense for that location.

Other Operating Income

In 2005, we entered into a contractual arrangement with a magazine publication whereby we acquired the right to use advertising space in such magazine for a period of 10 years. In July 2007, we sold the advertising rights to a third-party in return for $0.3 million which resulted in a gain of approximately $0.1 million, net of sales tax.

Net Income

As a result of the above factors, our net income increased to $5.4 million in the fiscal year ended September 30, 2007 from $49,000 in the fiscal year ended September 30, 2006.

Fiscal Year Ended September 30, 2006 Compared to Fiscal Year Ended September 30, 2005

Net Revenues

Our total net revenues increased by 47.6% to $5.7 million in the fiscal year ended September 30, 2006 from $3.8 million in the fiscal year ended September 30, 2005, primarily as a result of significant growth in sales of our online education services.

Online education services.    Net revenues from our online education services increased by 48.0% to $5.4 million in the fiscal year ended September 30, 2006 from $3.6 million in the fiscal year ended September 30, 2005. This increase was primarily due to overall growth in the total number of our course enrollments to over 326,000 in the fiscal year ended September 30, 2006 from over 233,000 in the fiscal year ended September 30, 2005. Our accounting courses accounted for the substantial majority of our course enrollments at over 290,000 in the fiscal year ended September 30, 2006.

Books and reference materials.    Net revenues from our sales of books and reference materials increased slightly by 13.0% to $174,000 in the fiscal year ended September 30, 2006 from $154,000 in the fiscal year ended September 30, 2005. The increase was primarily due to the steady increase of the volume of our sales of books and reference materials. We were selling our books and reference materials to distributors on a consignment basis in these two fiscal years, and thus we only recognized revenues when the books were sold to the end customers by the distributors.

Others.    Our other net revenues increased by 121.8% to $0.1 million in the fiscal year ended September 30, 2006 from $55,000 in the fiscal year ended September 30, 2005. This increase was due primarily to our commencement of course production services in the fiscal year ended September 30, 2006 and an increase in sales of our tax and accounting related services and, to a lesser extent, other value-added services offered through our websites.

Gross Profit

Our gross profit increased by 34.8% to $3.0 million in the fiscal year ended September 30, 2006 from $2.2 million in the fiscal year ended September 30, 2005. Our gross margin decreased to 52.1% in the fiscal year ended September 30, 2006 from 57.1% in the fiscal year ended September 30, 2005. This decrease in our gross margin was due to the additional costs we incurred as we rolled out a large number of new courses across the multiple professions and industries we cover, which required us to increase the number of our lecturers. Specifically, the number of lecturers actively producing courses for us increased to 293 in the fiscal year ended September 30, 2006 from 188 in the fiscal year ended September 30, 2005, which contributed to an increase of $0.4 million in costs. We also increased the number of our course tutors to 67 (including 24 part time tutors) as of September 30, 2006 from 18 as of September 30, 2005 to support the growth in the number of our course participants, which was a primary contributor to the increase in salary costs by $0.5 million. Server management and bandwidth leasing fees also increased to handle larger traffic and course lecture download volume.

Our revenues from sales of books and reference materials grew slower than our book-related costs contributing to lower margins from our books and reference materials revenues.

Operating Expenses

Our operating expenses increased by 63.6% to $3.1 million in the fiscal year ended September 30, 2006 from $1.9 million in the fiscal year ended September 30, 2005 primarily as a result of a substantial increase in our selling expenses.

Selling expenses.    Our selling expenses increased significantly to $1.7 million in the fiscal year ended September 30, 2006 from $0.3 million in the fiscal year ended September 30, 2005. This was primarily due to increased spending on marketing. In particular, in the fiscal year ended September 30, 2006, we launched several major advertising campaigns across China on television, print media and other channels to promote and generate interest in our new courses launched in late 2005, and as part of our overall strategy at the time to quickly raise our brand profile. As a result, our advertising and promotion expenses increased by $1.0 million. The aggregate amount of salary expense attributable to our customer service staff also rose on an aggregate basis as we added headcount commensurate with our increasing number of course participants and other customers.

General and administrative expenses.    Our general and administrative expenses decreased slightly to $1.4 million in the fiscal year ended September 30, 2006 from $1.5 million in the fiscal year ended September 30, 2005. Overall compensation and benefit amounts for our administrative staff increased by $0.3 million in the fiscal year ended September 30, 2006, primarily as a result of increased headcount and salaries. Our rental expense, depreciation and amortization expense and most other expenses also increased. These increases were offset by professional fee expenses of $0.7 million incurred in connection with our previously contemplated initial public offering on the Singapore Stock Exchange in 2005.

Net Income

As a result of the above factors, our net income declined to $49,000 in the fiscal year ended September 30, 2006 from $0.3 million in the fiscal year ended September 30, 2005.

Selected Quarterly Results of Operations

The following table sets forth condensed consolidated results of operations data, each derived from our unaudited condensed consolidated financial statements for the three-month periods ended on the dates indicated. You should read the following table in conjunction with the audited consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented.

	For the Fiscal Quarters Ended
	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
	(In thousands of $)
Net revenues:
Online education services	1,295	2,126	3,181	4,035	1,533	3,271
Books and reference materials	115	71	162	136	148	96
Others	64	29	90	542	138	22

Total net revenues	1,474	2,226	3,433	4,713	1,819	3,389
Cost of sales:
Cost of services	(723)	(888)	(948)	(994)	(932)	(1,177)
Cost of tangible goods sold	(54)	(49)	(125)	(126)	(80)	(58)

Total cost of sales	(777)	(937)	(1,073)	(1,120)	(1,012)	(1,235)

Gross profit	697	1,289	2,360	3,593	807	2,154
Operating expenses:
Selling expenses	(429)	(281)	(359)	(216)	(384)	(432)
General and administrative expenses	(422)	(445)	(377)	(394)	(567)	(769)

Total operating expenses	(851)	(726)	(736)	(610)	(951)	(1,201)
Other operating income	—	—	—	131	207	—

Operating (loss) income	(154)	563	1,624	3,114	63	953
Interest (expense) income, net	(7)	(10)	9	3	2	6
Exchange loss	—	—	—	—	(36)	(16)
Equity in loss of an affiliated company	—	—	—	—	(6)	(40)

(Loss) income before income taxes	(161)	553	1,633	3,117	23	903
Income tax (expenses) benefit	(10)	33	97	187	(4)	(172)

Net (loss) income	(171)	586	1,730	3,304	19	731

Our revenues and operating results typically fluctuate from quarter to quarter as the professional examinations for which we provide test preparation courses are held at different times of the year. Historically, we have generally experienced the highest revenues in our fourth fiscal quarter each year, primarily because the CPA Qualification Examination, the National Practicing Medical Doctor Qualification Examination, the National Judicial Examination and a few other exams are generally held in or before September. In addition, our third fiscal quarter revenues have generally been higher than those of the first and second fiscal quarters as the Elementary Level and Intermediate Level Accounting Professional Qualification Exams are typically held in May. However, as more course participants enroll in our elite classes, this seasonal fluctuation may shift depending on when we are able to recognize revenues from our elite classes.

Our costs do not necessarily correspond directly to changes in our course enrollments and revenues. We often make expenditures to maintain our sophisticated technological platform to provide continuous online courses to our course participants throughout the year. We also make expenditures on marketing, tutoring services, general customer services and the development of online courses throughout the year.

We expect our quarterly results of operations to continue to be influenced by seasonality in our business primarily due to seasonal changes in course enrollments and the timing of various exams. The magnitude and the nature of this seasonality factor may change in future periods if the timing of exams changes or as a result of changes in the mix of types of exams and courses over time. For example, any increase or decrease in revenues from our continuing education for accounting personnel programs and higher education for self-taught learners programs, which programs are less susceptible to the effects of seasonality than our other courses, may influence the overall level and nature of the seasonality in our business.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through internally generated cash and bank loans. In the fiscal year ended September 30, 2007, we received $7.9 million in proceeds from the issuance of our preferred shares. As of September 30, 2007 and March 31, 2008, we had approximately $7.1 million and $7.8 million in cash and cash equivalents, respectively. Our current cash and cash equivalents primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the net proceeds we will receive from this offering.

The following table summarizes our cash flows in the fiscal years ended September 30, 2005, 2006 and 2007, and the six months ended March 31, 2008:

	For the Year Ended September 30,			For the Six Months Ended March 31, 2008
	2005	2006	2007
	$	$	$	$
	(In thousands)
Net cash generated from operating activities	985	1,350	6,961	2,848
Net cash used in investing activities	(292)	(1,007)	(3,913)	(1,488)
Net cash (used in) generated from financing activities	(41)	(787)	3,232	(1,088)
Exchange rate effect to cash and cash equivalents	20	19	136	397

Net increase (decrease) in cash and cash equivalents	672	(425)	6,416	669
Cash and cash equivalents at beginning of the year/period	443	1,115	690	7,106

Cash and cash equivalents at end of the year/period	1,115	690	7,106	7,775

CDEL Cayman, our ultimate holding company, relies principally on dividends and other distributions on equity paid by our PRC subsidiaries for its cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. See Note 15 “Restricted Net Assets” to our interim condensed consolidated financial statements.

Operating activities

Net cash generated from operating activities was $2.8 million in the six months ended March 31, 2008, primarily attributable to (i) our net income of $0.8 million and (ii) an increase in our deferred revenue and refundable fees of $2.0 million. The increase in operating cash flow was partially offset by increase in prepayments, deposits and other assets of $0.5 million.

Net cash generated from operating activities was $7.0 million in the fiscal year ended September 30, 2007, compared to $1.4 million and $1.0 million in the fiscal years ended September 30, 2006 and 2005, respectively. Net cash generated from operating activities in the fiscal year ended September 30, 2007 was primarily attributable to (i) our net income of $5.4 million and (ii) an increase in our deferred revenue and refundable fees of $2.5 million. The increase in operating cash flow was partially offset by an increase in accounts receivable, inventories and deferred costs of $0.1 million, $0.2 million and $0.2 million, respectively.

Net cash generated from operating activities in the fiscal year ended September 30, 2006 was primarily attributable to (i) an increase in our deferred revenue and refundable fees of $0.8 million and (ii) an increase in our accrued expenses and other liabilities of $0.4 million. The increase in operating cash flow was partially offset by an increase in inventories of $0.2 million.

Net cash generated from operating activities in the fiscal year ended September 30, 2005 was primarily attributable to (i) our net income of $0.3 million, (ii) an increase in our deferred revenue of $0.4 million and (iii) a decrease in our prepayments, deposits and other assets of $0.3 million.

Investing activities

Net cash used in investing activities was $1.5 million in the six months ended March 31, 2008, primarily attributable to the purchase of electronic and office equipment, motor vehicles and leasehold improvement of leased office building of $1.0 million.

Net cash used in investing activities was $3.9 million in the fiscal year ended September 30, 2007, compared to $1.0 million and $0.3 million in the fiscal years ended September 30, 2006 and 2005, respectively. Net cash used in investing activities in the fiscal year ended September 30, 2007 was primarily attributable to (i) the purchases of the ownership rights to our offices in Beijing, electronic and office equipment, and other equipment in the amount of $3.2 million and (ii) our deposit payments for the purchase of property, plant and equipment and domain names in the amount of $0.8 million to support our expanded operations.

Net cash used in investing activities in the fiscal year ended September 30, 2006 was primarily attributable to (i) the purchase of electronic and office equipment, and other equipment in the amount of $0.3 million and (ii) our deposit payments for the purchase of property, plant and equipment and domain names in the amount of $0.4 million.

Net cash used in investing activities in the fiscal year ended September 30, 2005 was primarily attributable to our purchase of electronic and office equipment, and other equipment in the amount of $0.2 million.

Financing activities

Net cash used in financing activities was $1.1 million in the six months ended March 31, 2008, primarily attributable to (i) our repayment of short-term bank borrowings in the amount of $0.4 million and (ii) payment of deferred initial public offering costs of $0.7 million.

Net cash generated from financing activities was $3.2 million in the fiscal year ended September 30, 2007, compared to net cash used in financing activities of $0.8 million and $41,000 in the fiscal year ended September 30, 2006 and 2005, respectively. Net cash generated from financing activities in the fiscal year ended September 30, 2007 was primarily attributable to (i) the net proceeds from the issuance of the preferred shares in the amount of $7.9 million and (ii) the proceeds of a short-term bank borrowing of $0.4 million. The increase in cash flow was partially offset by the repurchase and cancellation of 8,123,000 ordinary shares of CDEL Hong Kong for $5.0 million.

Net cash used in financing activities in the fiscal year ended September 30, 2006 was primarily attributable to (i) our repayment of long-term bank borrowings in the amount of $44,000, and (ii) the payment of dividends declared in 2005 out of Beijing Champion’s profit accumulated through April 30, 2004 in the amount of $0.7 million to the shareholders of Beijing Champion.

Net cash used in financing activities in the fiscal year ended September 30, 2005 was primarily attributable to our repayment of long-term bank borrowings in the amount of $41,000.

We believe that our current cash and cash equivalents, anticipated cash flows from operations and the net proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for 18 months following the date of this prospectus. We do not anticipate that our current expansion plans will require significant capital commitments due to the scalability of our business model. We do not invest in costly physical classroom space. Our online course platform can support significant growth in course enrollments and is easily adapted for the addition of new courses. We do, however, expect to spend money on the further development of our “Chinaacc” brand and other brands in the disciplines for which we offer courses. We do not expect our short-term and long-term cash requirements to be materially different.

Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, our sales performance, ability to control costs and expenses, and choice of financing arrangements. Any changes in the significant factors affecting our revenues from online education services may cause material fluctuations in our cash generated from operations. See “—Overview—Specific Factors Affecting Our Results of Operations” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

Capital Expenditures

We incurred capital expenditures of $0.3 million, $1.0 million, $3.9 million, and $1.5 million in the fiscal years ended September 30, 2005, 2006 and 2007, and the six months ended March 31, 2008, respectively. The significant increase in our capital expenditures in the fiscal year ended September 30, 2007 related primarily to our purchase of the ownership rights to our offices in Beijing, as well as expenditures on electronic and office equipment, domain names and other equipment for our operations. From time to time, we may evaluate and make investments, acquisitions or divestments. We generally deposit our excess cash in interest-bearing bank accounts in banks in China and Hong Kong.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2007:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of $)
Short term borrowing (including current portion of long term borrowings)	446	446	—	—	—
Operating lease obligations	1,840	532	1,256	52	—
Capital commitment under a real property purchase agreement	47	47	—	—	—
Capital commitment under an investment agreement	53	53	—	—	—
Capital commitment under a domain names transfer agreement	133	133	—	—	—
Long term borrowings reflected on the balance sheet	367	—	94	94	179

As of September 30, 2007, our aggregate interest payment obligation amounted to approximately $0.1 million, including (i) approximately $6,000 for a short term bank loan with an outstanding principal amount of approximately $0.4 million and an annual interest rate of 6.12%, and (ii) approximately $43,000 and $58,000 for two long-term floating interest rate bank loans, each bearing an annual interest rate of 6.84% and with an outstanding principal amount of approximately $0.2 million and $0.2 million, respectively. As of March 31, 2008, our aggregate interest payment obligation amounted to approximately $0.1 million, including approximately $46,000 and $62,000 for the same two long-term bank loans, each bearing an annual interest rate of 7.83% and with an outstanding principal amount of approximately $0.2 million and $0.2 million, respectively.

Our operating lease obligations relate to our leased office spaces in Beijing, China. These office leases expire at different times over the period from the date of this prospectus through 2011, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

Under a real property purchase agreement entered into between Champion Technology and Zhengdong Zhu in June 2007, we purchased an office space of 335.6 square meters from Mr. Zhu at a purchase price of $0.7 million. We paid all consideration due to Mr. Zhu prior to the end of 2007.

Pursuant to an investment agreement entered into in September 2007 between Beijing Champion and Beijing 100 Online Education Information Consulting Co., Ltd., or 100 Online, a third-party entity unaffiliated with us or our affiliates, the two parties agreed to set up a joint venture named Caikaowang Company Limited, or Caikaowang, to operate www.ck100.com, an online platform offering accounting training courses that supplement our existing online accounting training course offerings. Beijing Champion contributed RMB0.4 million ($57,000) to the joint venture or 40% of its total registered capital in November 2007. In addition, under a related domain name transfer agreement entered into in September 2007, Beijing Champion agreed to purchase from 100 Online the ownership rights to several domain names for RMB2.0 million ($0.3 million). In June 2008, Beijing Champion acquired the remaining 60% equity interest in Caikaowang from 100 Online at a consideration of RMB4.0 million ($0.6 million). As a result, Caikaowang became a 100% owned subsidiary of Beijing Champion. In June 2008, Beijing Champion and a third party unrelated to us or our affiliates formed a joint venture named Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge. Beijing Champion invested RMB30.0 million ($4.3 million) for a 69.8% equity interest in Champion Wangge. The remaining 30.2% equity interest in the joint venture will be issued to the other joint venture partner when it contributes certain intangible assets into the joint venture. According to the articles of association of Champion Wangge, the other joint venture partner is obligated to contribute the assets to Champion Wangge by June 16, 2010, as required by PRC law. Although the other joint venture partner has not yet made its investment into Champion Wangge, under PRC law, it can exercise its rights as a 30.2% shareholder including the rights to vote and elect joint venture directors. However, until the other joint venture partner contributes the required intangible assets into Champion Wangge, Beijing Champion has 100% rights to all the net assets of Champion Wangge, including any distributions or dividends that are paid by Champion Wangge. An independent fair value assessment of the injected assets will be made as soon as such assets have been agreed to. As of the date of this prospectus, the exact timing of the injection of assets into Champion Wangge has not yet been determined. No operations have commenced to date at Champion Wangge and we do not expect any operations to commence prior to the other joint venture partner injecting its assets into Champion Wangge. This new joint venture will provide online courses covering primary and secondary education subjects.

Indebtedness

The following table sets forth a summary of our outstanding long-term debts as of March 31, 2008:

Bank name	Date of Loan Initiation	Due Date	Type of Loan	Principal (in thousands of $)	Interest Rate
Bank of China, Beijing Branch	April 22, 2004	April 22, 2014	Long term	235	7.83%
Bank of China, Beijing Branch	February 27, 2004	February 27, 2014	Long term	181	7.83%

Off-Balance Sheet Commitments and Arrangements

We do not currently have, and do not expect in the future to have, any outstanding off-balance sheet arrangements or commitments. In our ongoing business, we do not plan to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

Internal Control Over Financial Reporting

We will be subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on September 30, 2009. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the audit of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified the following control deficiencies, which amounted to “material weaknesses” as defined under the standards established by the Public Company Accounting Oversight Board: (i) our lack of sufficient accounting personnel with U.S. GAAP and SEC reporting experience, processes and documentation, to address reporting requirements under U.S. GAAP, and (ii) our lack of an effective independent oversight function, such as an independent audit committee and internal audit department, to prevent and detect misstatements in our financial statements. In addition, we and our independent registered public accounting firm identified the following two “significant deficiencies” as defined under the standards established by the Public Company Accounting Oversight Board: (i) a deficiency in our internal control over financial reporting for tax exposure resulting from certain inter-company transactions and arrangements among Beijing Champion, Champion Technology and Champion Education Technology, and (ii) our lack of a comprehensive computerized system to timely track operating data and integrate such data with our accounting system.

In response to these internal control deficiencies, we have begun to undertake certain remedial steps to improve our internal control, including the following:

•

identifying and hiring additional personnel with U.S. GAAP and SEC reporting experience, including (i) our chief financial officer, who joined us on March 31, 2008, (ii) a senior financial manager, who joined us on June 6, 2008, (iii) an internal control compliance officer with Sarbanes-Oxley Act Section 404 experience, who joined us on July 1, 2008, and (iv) an independent director who meets the criteria of an audit committee financial expert as set forth in Item 16A of Form 20-F effective upon the effectiveness of this offering;

•	pursuing plans to build up an internal audit function; and

•

formulating our internal policies relating to internal control over financial reporting, including preparing a comprehensive written accounting policies and procedures manual that can effectively and efficiently guide our financial personnel in addressing significant accounting issues and assist in preparing financial statements that are in compliance with U.S. GAAP and SEC requirements.

See “Risk Factors—Our independent registered public accounting firm has identified material weaknesses and significant deficiencies in our internal control over financial reporting. If we are unable to correct these weaknesses and deficiencies, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.”

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of March 31, 2008, our total outstanding loans amounted to $0.4 million with interest rate of 7.83%. The interest rates applicable to our long-term loans are subject to periodical adjustments. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert the proceeds we receive from this offering from U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $0.9 million as of March 31, 2008 into Renminbi at the exchange rate of $1.00 for RMB7.0120 as of March 31, 2008, this cash balance would have been RMB6.3 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB6.2 million as of March 31, 2008.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Inflation

Until recently, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations to date. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 1.8%, 1.5% and 4.8% in the years 2005, 2006 and 2007, respectively. However, in May 2008, the change in China’s Consumer Price Index increased to 7.7%.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” or SFAS 157, which establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively, with limited exceptions, as of the beginning of the fiscal year in which SFAS 157 is initially applied. We are currently assessing the impact, if any, that SFAS 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact, if any, that SFAS 159 will have on our financial statements.

On December 4, 2007 the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51,” or SFAS160. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently assessing the impact, if any, that the adoption of SFAS 160 will have on our financial statements.

On December 4, 2007 the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations,” or SFAS 141(R). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R) an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific item, including:

•	Acquisition costs will be generally expensed as incurred;

•	Non-controlling interests (formerly known as “minority interests”) will be valued at fair value at the acquisition date;

•

Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•	In-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

•	Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

•	Charges in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141(R) also includes a substantial number of new disclosure requirements. The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently assessing the impact, if any, that the adoption of SFAS141(R) will have on our financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities,” an amendment of FASB Statement No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. Statement 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently assessing the impact, if any, that the adoption of SFAS No. 161 will have on our financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This new standard shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With General Accepted Accounting Principles.” We are currently assessing the impact, if any, that the adoption of SFAS No. 162 will have on our financial statements.

INDUSTRY

China’s Education Market

China’s education market is large and growing rapidly as a result of favorable demographic and consumer spending trends and the increased importance placed on higher and professional education.

Favorable Demographic and Consumer Spending Trends

According to the China Statistical Yearbook (2007), in 2006 approximately 686.0 million people in China were between the ages of five and 39, an age group that ranges from school-age children to working adults who, we believe, are most likely to pursue education opportunities and continuing professional training and certification.

The proportion of China’s population living in urban areas increased from 36.2% in 2000 to 43.9% in 2006, as stated in the China Statistical Yearbook (2007), and is expected to continue to increase. This increased urbanization stimulates demand for educational services, as urban population centers tend to have higher overall participation in the educational system. Additionally, many urban employees choose to acquire supplementary skills and ongoing training to remain competitive in their jobs or seek career advancement opportunities.

According to the National Bureau of Statistics of China, or NBSC, the average per capita annual consumption expenditure in urban areas in China has increased, from approximately RMB4,998.0 ($712.8) in 2000 to approximately RMB8,697.0 ($1,240.3) in 2006. According to the China Statistical Yearbook (2007), average consumption expenditure on education, cultural and recreational services accounted for 13.8% of total per capita annual consumption expenditure in urban areas in 2006, the second largest category after food.

Increased Importance Placed on Higher and Professional Education

We believe people in China are increasingly willing to invest in higher and professional education as it may lead to better career opportunities and enhanced earning power. According to a survey conducted by www.ChinaHR.com in 2007, a new graduate in China with a bachelor’s degree earns on average more than two times the initial income of a high school graduate. We believe such income differentials have motivated, and will continue to motivate, people to pursue higher education opportunities. According to NBSC, the number of students enrolled in higher education programs has increased from 7.2 million in 2001 to over 17.4 million in 2006, and annual new enrollments have increased from 2.7 million in 2001 to 5.5 million in 2006.

With China’s accession to the World Trade Organization and the liberalization of China’s trade barriers, an increasing number of multinational companies have entered, or are expected to enter, into China. PRC companies will need to steadily improve the skills and effectiveness of their work force to effectively compete with foreign competitors, which we believe will create growing demand for qualified professionals in areas such as accounting, law, finance, healthcare, information technology and general management.

There are a large number of people in China seeking a limited number of positions that require professional education and specialized training. According to a March 2007 statement by the head of the Ministry of Labor and Social Security (now known as the Ministry of Human Resources and Social Security due to a ministerial-level restructuring in early 2008), the number of new employment seekers in China’s urban areas in 2007 was expected to be approximately 24.0 million while the number of new employment positions available was expected to be only approximately 12.0 million. According to the Ministry of Personnel, or MOP (now known as the Ministry of Human Resources and Social Security due to a ministerial-level restructuring in early 2008), the number of people seeking positions in the finance and accounting profession in the fourth quarter of 2007 was 2.9 times the number of positions available. There is also increasing competition among college graduates seeking entry level positions in China. According to a published speech by the head of the Sociology Research Institute affiliated with the PRC Sociology and Science Academy, at the end of 2007, approximately 20.0% of new college graduates in 2007 were still unemployed five months after their graduation. We believe this heightened level of competition in the job market, coupled with the possibility of improvements in career prospects, is motivating job seekers and working professionals in China to develop their skills and knowledge further, to better equip themselves with relevant professional skills and qualifications. We believe this has led to a corresponding increase in demand for professional certification preparation courses and materials.

China’s Professional Education and Test Preparation Market

The professional education and test preparation market in China was expected to grow from RMB45.2 billion ($6.4 billion) in 2005 to RMB75.0 billion ($10.7 billion) in 2007 and is expected to reach RMB155.0 billion ($22.1 billion) in 2010, according to the 2008 CCID Report. The following graph sets forth the professional education and test preparation market size data from 2005 to 2010.

China Professional Education and Test Preparation Market Size

Source:	The 2008 CCID Report.

Within the professional education and test preparation market in China, accounting represents a large and rapidly growing sector. In the accounting education sector, market size was expected to grow from RMB0.8 billion ($0.1 billion) in 2005 to RMB1.2 billion ($0.2 billion) in 2007 and is expected to reach RMB2.0 billion ($0.3 billion) in 2010, according to the 2008 CCID Report.

China’s Online Education Market

Significant Growth in Internet Use in China

China had the second largest number of Internet users in the world at the end of 2007 and is expected to overtake the United States to become the country with the world’s largest Internet population by the end of 2008. According to the China Internet Network Information Center Report issued in January 2008, or the CNNIC Report, the number of Internet users in China increased from 59.1 million in December 2002 to 210.0 million in December 2007, with approximately 163.0 million of such users having broadband Internet access. From December 2002 to December 2007, the overall Internet penetration rate increased from 4.6% to 16.0%, and the broadband penetration rate increased from 0.5% to 12.4% in China, according to the CNNIC Report. While the Internet penetration rate in China is still relatively low compared to that of more developed countries, the number of Internet users in China is expected to continue to increase due to reductions in Internet access costs, lower personal computer prices and continued development of Internet value-added services. According to an interview with the head of the research department of CNNIC, the number of Internet users in China is expected to reach 285.0 million by the end of 2008, becoming the world’s largest Internet population. We believe the existing large size and significant growth potential of China’s Internet user base represents a significant market opportunity for the online education and training industry.

Benefits of Online Delivery Methods

Online learning is gaining popularity as a means of receiving professional education, and is particularly attractive to working professionals and their employers. In connection with the 2008 iResearch Report, iResearch conducted a survey in November and December 2007 that found that approximately 57.3% of customers of online education services in China were working professionals and 20.2% of customers who purchase online education services were seeking professional education and test preparation. Online education provides students with flexibility to take interactive courses at times and locations most convenient for them and to receive on-demand assistance with their academic programs. It also enables educational service providers to utilize Internet-based platforms to reach and serve a broader base of students without substantial incremental costs, such as those relating to the hiring of additional teachers and usage of teaching facilities. Given the anticipated increase in China’s higher and professional education participation rates, we believe that expansion of online education programs provides an important solution to the problems facing traditional educational institutions, such as limited classroom space, teacher-student ratio limitations and cost of constructing school facilities. Although traditional classroom-based education programs have greatly expanded their enrollment capacity, they still face capacity constraints and primarily serve full-time university students. We also believe other methods of distance education, such as correspondence courses and television broadcast universities, lack both flexibility in course selection and interactive delivery of courses.

Rapid Growth in China’s Online Education Market

With the growth of Internet use and improvements in online payment systems in China, we believe online education represents an attractive market opportunity. According to the 2008 iResearch Report, the size of China’s online education market was valued at approximately RMB14.5 billion ($2.1 billion) in 2006 and is expected to grow to RMB32.8 billion ($4.7 billion) by 2010. The following graph sets forth total revenues of China’s online education market from 2004 to 2010.

China Online Education Market Size

Source:	The 2008 iResearch Report.

BUSINESS

Overview

We offer a wide range of online education and test preparation courses and other related services and products. Our courses are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. According to the 2008 iResearch Report and the 2008 CCID Report, we are the largest provider of online education in China focusing on professional education, as measured by total number of course enrollments in 2007. We also offer online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, we offer online foreign language courses. Our courses feature audio-video lectures delivered through the Internet using streaming media and other Internet-based technologies, and are supplemented by our proprietary textbooks, tutoring, online assignments and exercises, mock examinations and other forms of course-related support. Course participants are able to access our courses through the Internet at times and places most convenient for them and to easily interact with a broad online community of course participants, professionals, lecturers and tutors.

To comply with PRC law, we have adopted a corporate structure whereby we operate our business through a series of contractual arrangements with Beijing Champion, a PRC entity owned by Zhengdong Zhu, our co-founder, chairman and chief executive officer, and his wife, Baohong Yin, our co-founder and deputy chairman. As a result, we do not enjoy direct equity ownership of Beijing Champion, our primary consolidated operating company. However, through these contractual arrangements, we effectively control Beijing Champion and consolidate its financial results in our consolidated financial statements, and thus references to “we,” “us,” “our company” and “our” refer not only to China Distance Education Holdings Limited and its directly-owned subsidiaries, but also to Beijing Champion as the context requires. Beijing Champion, which became our consolidated operating company in June 2003, launched our first online education course in March 2001 through our www.chinaacc.com website to offer online accounting courses designed to help course participants prepare for China’s Intermediate Level Accounting Professional Qualification Examination. Our online accounting education business has experienced substantial growth since then. We believe our “Chinaacc” brand has now become widely recognized in China as a leading source for online training, test preparation and continuing education within China’s accounting industry. We have also expanded our course offerings into other areas. In June 2003, we launched a website to provide preparatory courses for China’s primary legal exam, the National Judicial Examination. In January 2005, we launched a website to provide training and licensure exam courses for various healthcare professionals, including doctors, nurses and pharmacists. Currently, we have 14 websites, including our main website www.cdeledu.com and 13 other websites, each dedicated to a specific industry, profession or subject area.

In addition to our online education courses, which accounted for 89.8% and 92.2% of our net revenues in the fiscal year ended September 30, 2007 and the six months ended March 31, 2008, respectively, we also sell books and reference materials through third-party bookstores and distributors across China, and, to a lesser extent, through our online bookstore and our offices in Beijing. We also, from time to time, provide course production services for certain customers at their request, and provide in person professional training for accounting firms.

We have experienced significant growth in our business in recent years. Our net revenues were $3.8 million, $5.7 million and $11.8 million in the fiscal years ended September 30, 2005, 2006 and 2007, respectively, and $5.2 million in the six months ended March 31, 2008 as compared to $3.7 million in the six months ended March 31, 2007. Our net income was $0.3 million, $49,000 and $5.4 million in the fiscal years ended September 30, 2005, 2006 and 2007, respectively, and $0.8 million in the six months ended March 31, 2008 as compared to $0.4 million in the six months ended March 31, 2007. The decrease in our net income during the fiscal year ended September 30, 2006 resulted mainly from increased spending on marketing in that period. Our total course enrollments increased from approximately 233,000 for the fiscal year ended September 30, 2005 to over 326,000 and 504,000 for the fiscal years ended September 30, 2006 and 2007, respectively. Our total course enrollments were approximately 258,000 for the six months ended March 31, 2008 as compared to approximately 268,000 for the six months ended March 31, 2007. This decrease was primarily due to decreased enrollments in one of our core accounting courses following exceptionally strong enrollments in the prior period.

Our Competitive Strengths

We believe that the following strengths have contributed to our success and leading market position in the online education sector in China and differentiate us from our competitors:

Largest provider of online education in China

According to the 2008 iResearch Report and the 2008 CCID Report, we are the largest provider of online education in China focusing on professional education, as measured by total number of course enrollments in 2007. In addition, our professional accounting education website, www.chinaacc.com, is the largest online professional accounting education provider in China in terms of total course offerings and total course enrollments in 2007, according to the same reports. Our established reputation and extensive experience in delivering online accounting courses has also enabled us to launch new websites and courses in other fields and to quickly attract course enrollments and gain market share in those new markets. For the fiscal year ended September 30, 2007, there were over 504,000 course enrollments in a wide range of our online education and test preparations courses in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. As the largest provider of online education in China, our leading position enhances our reputation in the market and significantly strengthens our ability to attract new course participants and to compete for talented lecturers.

Strong brand with nationwide recognition

We believe “Chinaacc” is a leading educational brand in China’s accounting industry. We also believe we are one of the most recognized providers of online education and test preparation courses in China. In 2007, we were ranked by www.sohu.com as one of the ten best educational companies and one of the most popular professional training brands with Internet users. In addition, some of our more established individual websites have gained national recognition in their specific areas. According to a survey in 2007 jointly sponsored by www.sina.com, China Professional Education and Employment Association and several other institutions in China, each of our accounting, legal, healthcare, construction engineering and higher education for self-taught learners websites was ranked among the online education websites that best serve the needs of course participants within their respective industries. We believe our strong reputation in the online education industry has allowed us to further expand the market share of our existing courses and to successfully introduce new courses.

Diverse course offerings that address the needs of a large market

Leveraging the strength of our “Chinaacc” brand, we have expanded our course offerings into new areas. We offer a diverse and comprehensive range of online education and test preparation courses in accounting, law, healthcare, construction engineering, information technology and other industries that place great importance on qualification exams and continuing education. In addition, we provide online courses for continuing education for professionals and other course participants to fulfill governmental and professional requirements, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees and online secondary school and college students preparing for various academic and entrance exams. We also offer online foreign language courses. To capture attractive opportunities in higher margin markets, in November 2006 we introduced elite classes for some of our most successful accounting courses. See “—Our Regular and Elite Classes.” We also recently introduced elite classes serving the legal and healthcare industries, as well as self-taught learners pursuing higher education diplomas or degrees. As of March 31, 2008, we offered 149 online courses, including 1,222 classes and over 10,000 hours of audio-video course content. In addition, we also provide in person professional training for accounting firms. We believe that the breadth and diversity of our courses increase our addressable markets, diversify our sources of revenues and enhance our growth potential.

Focus on high-quality courses and superior support and services for our course participants

We believe that our high-quality courses and superior support and services differentiate us from our competitors in the online education market, help us achieve high levels of customer satisfaction, and contribute to our sustainable business growth.

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Experienced and highly qualified lecturers.    Our courses are conducted by experienced and highly qualified lecturers, many of whom teach at renowned post-secondary educational institutions in China or are experienced practitioners in their respective fields. To ensure the quality of our lecturers, we maintain stringent selection and retention criteria, and have implemented ongoing monitoring and evaluation procedures. We seek to engage lecturers who possess a strong command of their subject areas and outstanding communication skills. In particular, we seek lecturers capable of, and preferably experienced in, delivering effective instruction using the audio-video format. During each lecture, our internal quality control personnel regularly monitor the teaching quality of each lecturer. We also collect feedback on the lecturers from our course participants on a regular basis and provide ongoing training for lecturers to improve their online presentation skills based on this feedback.

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Quality course-related support and services.     Our service-oriented approach is a key component of our business and we devote significant resources to providing quality course-related support and services to our course participants. We maintain a well-trained pool of tutors knowledgeable about various types of exams and subject matter areas. Our tutors are available to provide accurate and timely responses to course-related questions through our online question and answer board, typically within 24 hours after a question is submitted. We believe that our high-quality tutorial and learning support services enhance customer loyalty and generate referral business.

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Comprehensive general customer services.    We provide comprehensive general customer services to our course participants. We have a dedicated customer service team, which is accessible by email or phone through our dedicated call center 24 hours a day, seven days a week. Our customer support team provides potential and existing course participants with information and counselling regarding our courses and services, recommends the most suitable courses based on individual needs, conducts regular telephone interviews seeking customer feedback on their learning experience and provides additional technical and other support. In addition, our extensive network of regional sales agents across China also provides offline support to our customers.

Highly scalable and adaptable business model

Leveraging our initial success with accounting courses, we operate a highly scalable and adaptable business model. To respond to new market opportunities, our content development team quickly develops new courses to serve participants in high growth disciplines such as healthcare and construction engineering. Our online delivery model permits high course participant to lecturer ratios, a critical factor in our rapid growth. There is almost no limit to the number of course participants that can enroll in each pre-recorded course delivered by a lecturer. We benefit from operating leverage as evidenced by the decrease in lecturers’ fees as a percentage of our total revenues as our business has grown rapidly in recent years.

Because we deliver courses online, we do not invest in costly physical classroom space. Instead, we focus on improving our technology infrastructure to support our comprehensive and robust online course delivery platform. Our platform can support significant growth in course enrollments and is easily adapted for the addition of new courses. The highly flexible nature of our business model and platform allows us to scale our business efficiently and add or update courses with relatively low incremental costs.

Experienced and stable management team

Our senior management team has a proven track record in the online education industry. Most of our management team have been working together since our inception. Our senior management team is led by our chairman and chief executive officer, Zhengdong Zhu, who has been managing our company since co-founding it in 2000. Mr. Zhu is a pioneer in the online education industry in China and possesses in-depth knowledge and extensive experience in the areas of telecommunications and online education. He recently received an award for being one of the ten most outstanding private education entrepreneurs in 2007 by www.sohu.com.

Our Growth Strategies

Our goal is to strengthen our position as a leading provider of online education in China by pursuing the following growth strategies:

Increase enrollments in existing courses

We believe that building our brand and reputation for providing high-quality courses with superior course-related services will allow us to reach a broader base of course participants and increase new enrollments and our market share. We plan to continue to enhance our brand name and reputation by consistently offering high-quality courses and course-related support. We seek to maintain our reputation for high-quality courses by regularly enhancing the interactive features of our courses and upgrading technology used for our websites, as we believe superior delivery of our courses over the Internet is important to attracting and retaining course participants. Furthermore, we seek to improve the learning experience for our course participants by enhancing the quality and responsiveness of our tutoring services and general customer support through continuing training of our tutors and customer support staff. We also intend to pursue strategic marketing efforts, such as bus advertising in major cities across China and online advertising on popular websites, to reach a broader base of potential course participants to further enhance our brand recognition and increase course enrollments.

Expand course offerings to increase course enrollments

We believe that our leading position depends on the breadth and quality of our course offerings. Our goal is to leverage our experience to further expand our course offerings into new markets and to increase the number of courses in the existing industries and subject areas that we cover. We aim to offer new courses in disciplines which we believe are in high demand in China. When we identify disciplines in high demand, we introduce online training courses that leverage our online platform and content development expertise to serve professionals in those disciplines. We intend to continuously evaluate new, high growth areas of education that are in demand by professionals in China and develop new courses and services in these areas. In addition, when opportunities arise, we intend to expand our elite class offerings to additional areas for which we already provide regular courses such as construction engineering and information technology. See “—Our Regular and Elite Classes.”

Develop lifelong learning programs to increase spending on our services by each course participant

We plan to capitalize on our leading position in the online education market to provide a comprehensive suite of courses, services and products that satisfy the lifelong learning needs of course participants in a variety of industries and professions. For example, in the accounting industry, we introduced test preparation courses relating to the Higher Education Examinations for Self-Taught Learners in 2003 that allow course participants to take accounting courses online which prepare them to take the exam, and to obtain accredited academic degrees or diplomas in accounting. The course participants can also enroll in our professional test preparation courses to prepare for different levels of professional exams, as well as China’s CPA qualification exam. After the course participants obtain the desired certifications, we provide continuing education to fulfill the ongoing governmental and professional requirements of such certifications. We have entered into a number of cooperative arrangements with relevant local government authorities in various parts of China to become a recognized credit provider of higher education for self-taught learners or accounting continuing education in these areas. We intend to continue to expand such arrangements into other parts of China in the future. We also intend to apply the same lifelong learning program model to the healthcare, construction engineering and other industries. We believe that the ability to provide lifelong education programs to a diverse group of course participants will further solidify our position as a leader in the online education market.

Pursue selective strategic acquisitions and alliances

We believe that selective strategic acquisitions of and alliances with complementary businesses, such as our acquisition of the www.zikao365.com website in 2005, our acquisition of Caikaowang in June 2008 and our establishment of Champion Wangge in June 2008, can further broaden our course offerings, attract new course participants and strengthen our quality of service. We intend to pursue acquisitions and alliances with prudence and consider opportunities that are strategically complementary and that can add long-term value to our shareholders.

Our Online Education Services

We offer online courses through our websites designed to help course participants obtain and maintain the skills, licenses and certifications necessary to pursue their careers and professions in China. Our online professional education courses cover a wide range of industries, including accounting, law, healthcare, construction engineering, information technology and others. We also offer online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students for various academic and entrance exams. Additionally, we offer online foreign language courses.

The following table provides data regarding our current course offerings and classes as of March 31, 2008. Each course typically represents a major examination or continuing education program within an industry or academic field. Our course offerings are comprised of multiple courses and different types of classes within each course.

Subject Area	Website	Number of Course Offerings	Number of Classes
Accounting	www.chinaacc.com	14	266
Law	www.chinalawedu.com	4	101
Healthcare	www.med66.com	16	201
Construction Engineering	www.jianshe99.com	6	66
Information Technology	www.itatedu.com	18	46
Occupational Skills Exams	www.chinatat.com	5	43
Higher Education for Self-Taught Learners	www.zikao365.com	61	349
Adult Higher Education	www.chengkao365.com	2	22
Graduate School Entrance Exams	www.cnedu.cn	3	7
Foreign Languages	www.for68.com	14	64
Primary and Secondary Schools	www.ehappystudy.com	6	57

Total		149	1,222

All of our courses feature audio-video lectures by experienced lecturers or practitioners within their respective fields delivered through a multimedia and interactive web interface using streaming media and other Internet-based technologies. Our online lectures are supplemented by our proprietary textbooks, tutoring, online assignments, exercises, mock examinations and other forms of course-related support.

Visitors to our websites can set up their own registered accounts free of charge. Once they enroll in our courses, course participants may access and view the lectures as often as they choose, which enables them to learn and review the materials at their own pace. Typically, course participants are able to choose among several different lecturers within each course.

To begin each class, course participants log into their online registered accounts to access the course lectures. For each lecture, the web page is divided into separate windows, including the video window, the hyperlink window, and the lecture script window. Through the video screen, typically located on the upper-left corner of the web page, course participants can view the video image of the lecturer and hear his or her voice, helping to replicate a classroom-like experience. From time to time during the lecture, the video screen displays the lecturer’s handwritten notes, helping to simulate a blackboard effect.

The lower-left part of the web page provides hyperlinks allowing course participants to access other useful functions during the lecture. For example, course participants may pause the video at any time to post a question on the question and answer board, to perform an exercise or practice a real exam question and receive a score instantaneously, or to access the bulletin board or other useful links such as a calculator, chat room, reference materials or help information. The lecture script area is where course scripts are displayed, including main exam points, sample questions, explanations, handwritten notes, links to historical exam questions and answers to sample questions posted by course participants.

We also provide our course lectures in the form of downloadable media files that allow course participants to save copies of the lectures onto their own personal computers and to play them offline. We utilize digital rights management, or DRM, technology to restrict the transfer and viewing of our downloaded media files. To accommodate different levels of Internet access and bandwidth available to course participants across China, we provide our course lectures in a number of formats.

To further enhance the learning experience, we maintain a staff of tutors knowledgeable about specific course topics and exams. Course participants can post questions online through our websites and receive replies to their specific questions from our team of tutors, usually within 24 hours after a question is submitted. We provide tutorial sessions, which allow course participants to interact with their lecturers and other course participants using their personal computers. We also host numerous bulletin board discussions within some of our websites that allow course participants to discuss their course work and share feedback with their peers in an interactive online format. Our online bulletin boards also provide us with a valuable means of tracking feedback about our courses, lecturers and services, allowing us to make adjustments and quickly react to concerns and complaints of our course participants.

Our Professional Course Offerings

Accounting Courses

PRC laws and regulations require persons engaging in accounting and related activities to obtain various qualifications and licenses, and to meet continuing education requirements. These qualifications and licenses are primarily obtained by passing exams administered by various governmental agencies. Continuing education requirements can be fulfilled by taking courses covering certain continuing education subjects. Through our www.chinaacc.com website launched in 2001, we provide a comprehensive body of online preparatory courses designed to prepare course participants primarily for the following professional accounting examinations or to meet certain continuing education requirements.

Exam	Administrator	Frequency	Estimated total number of test takers per year[1]		Year we started to offer courses
Accounting Professional Qualification Examination	Regional bureaus under the Ministry of Finance (MOF)	At different times and locations throughout the year	Over 1,000,000	[2]	2003

Elementary Level and Intermediate Level Accounting Professional Qualification Examination	MOF and MOP	Annually in May	Over 1,300,000	[3]	2001

Advanced Level Accounting Professional Qualification Examination	MOF and MOP	Annually in September	36,000	[4]	2004

CPA Qualification Examination	MOF and China Institute of Certified Public Accountants	Annually in September	570,000	[5]	2001

Exam	Administrator	Frequency	Estimated total number of test takers per year		Year we started to offer courses
Registered Tax Agent Qualification Examination	State Administration of Taxation (SAT)	Annually in June	86,000	[6]	2002

Certified Asset Appraiser Examination	MOF and MOP	Exam is held in September or October each year	83,000	[7]	2003

Continuing Education for Accounting Personnel	Regional bureaus under MOF	N/A	13,000,000	[8]	2001

1	Source: The 2008 iResearch Report.
2	Based on the 2006 figure.
3	Based on the 2007 figure.
4	Based on the 2006 figure.
5	Based on the 2007 figure.
6	Based on the 2007 figure.
7	Based on the 2006 figure.
8	Based on the 2007 figure.

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Accounting Professional Qualification Examination.    Persons who are engaged in performing PRC accounting work in any organization in China are required to hold a certificate of accounting professional and to register with the relevant government authorities. This is the basic qualification requirement for accounting professionals in China.

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Elementary, Intermediate and Advanced Level Accounting Professional Qualification Examinations.    The skill level and technical competence of accounting professionals in China are further measured by achieving certification at various levels within the profession. These levels are determined by the ability of accounting professionals to pass elementary, intermediate and advanced level accounting professional qualification examinations. Candidates who pass the exam are issued an accounting qualification certificate for their respective level from the MOF and MOP jointly.

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CPA Qualification Examination.    Passing China’s CPA Qualification Examination is required for persons to act as certified public accountants in China. This exam is open to all candidates who hold at least an associate diploma or an intermediate level of accounting-related professional qualification certificate.

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Registered Tax Agent Qualification Examination.    Under PRC regulations, only registered tax agents are qualified to carry out tax agency services, issue tax audit reports and handle tax procedures such as applications for tax registration with relevant authorities on behalf of business entities. Persons wishing to qualify as registered tax agents must pass the Registered Tax Agent Qualification Examination.

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Certified Asset Appraiser Examination.    Under PRC regulations, only certified asset appraisers are qualified to carry out legally required valuations of state-owned assets, valuations of non-state-owned assets and valuation consultancy and other valuation-related services. Persons wishing to qualify as certified asset appraisers must pass the Certified Asset Appraiser Examination.

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Continuing Education for Accounting Personnel.    PRC regulations require persons holding Certificates of Accounting Professional and Certificates of Accounting Specialty and Technical Qualifications to meet the requirements of receiving a minimum number of 24 hours of continuing education training each year. Failure to comply with these continuing education requirements can result in the suspension or cancellation of such certificate holders’ certifications.

Legal Courses

In June 2003, we launched our www.chinalawedu.com website to provide preparatory courses for legal examinations in China. Currently we offer courses relating to China’s most important nationwide legal examination, the National Judicial Examination, which was introduced in 2002 and is administered annually in September by the PRC Ministry of Justice. Persons seeking to become judges, procurators and lawyers in China are required to pass the exam to obtain the legal practitioner qualification certificate. Approximately 244,000, 278,000 and 294,000 candidates sat for the exams in 2005, 2006 and 2007, respectively. We also offer courses for the Enterprise Legal Counsel Examination held annually by the MOP in October for persons wishing to obtain a qualification certificate for in-house legal counsel positions.

Healthcare Courses

In January 2005, we launched our www.med66.com website to provide preparatory courses for a wide variety of healthcare professional exams. Currently, we offer courses relating to three major nationwide healthcare exams: (i) the National Practicing Medical Doctor Qualification Examination, which is organized and administered annually by the Ministry of Health with approximately 800,000 candidates taking the exam each year, (ii) the Healthcare Professional Technical Qualification Examination which is jointly administered by the Ministry of Health and the MOP with about 600,000 candidates taking the exam each year and (iii) the National Pharmacist Qualification Examination, which is administered by the MOP and the State Administration of Drug Supervision with about 100,000 candidates sitting for the exam each year. In addition, we also offer online continuing education courses to healthcare professionals to help them meet government requirements and maintain their qualifications.

Construction Engineering Courses

In June 2005, we launched our www.jianshe99.com website to provide test preparatory courses for construction engineering professionals in China. Currently we offer courses mainly relating to the following exams: Associate Constructor and Constructor Qualification Examinations, Construction Supervisor Qualification Examination, Construction Pricing Engineer Qualification Examination and Certified Safety Engineer Qualification Examination. These examinations are jointly administered by the Ministry of Construction (now known as the Ministry of Housing and Urban–Rural Development due to a ministerial-level restructuring in early 2008) and MOP. Approximately 1.3 million candidates have taken these exams each year over the past several years.

Information Technology Courses

In May 2006, we launched our www.itatedu.com website in cooperation with the Education Administration Information Center of the MOE to provide information technology application training to persons wishing to obtain an information technology application training, or ITAT, certificate issued by the Education Administration Information Center. The ITAT certificate evidences the holder’s proficiency in operating Windows, Word, Excel, PowerPoint, Access, WPS Office, AutoCAD and other applications. Since the launch of the examination in May 2000, approximately 1.2 million candidates have participated in the MOE training.

Other Professional Education Courses

In addition, we also provide professional education courses in the areas of securities and various civil service positions. Each of these offerings follows a similar course creation and online delivery model. We plan to continue to leverage our core online course creation and delivery expertise to create and deliver new courses for additional professions and industries.

Our Higher Education for Self-Taught Learners

Through our website www.zikao365.com, which we acquired in 2005, we offer courses targeted at self-taught learners pursuing associate diplomas or bachelor’s degrees in various academic areas. They complete their self study and obtain government accredited diplomas or degrees by passing the Higher Education Examination for Self-Taught Learners administered by the MOE without having to enroll in and physically attend a traditional college or university. Statistics published by the MOE show that there are nearly ten million exam takers each year. Historically, our courses have mainly been test preparatory courses helping self-taught learners pass the requisite exams.

Our Academic Exam Preparation and Foreign Language Courses Study Courses

Through our www.cnedu.cn website launched in September 2004, we offer test preparation courses targeted at university students intending to take nationwide graduate school entrance exams in various disciplines administered by the MOE. Over the past three years, approximately 1.3 million people each year have taken such exams.

We also operate websites focused on the secondary and college education market, foreign language study and other subjects. China’s educational system places heavy emphasis on attending good secondary schools as a way to improve course participants’ chances of attending more prestigious universities in China. Scoring well on exams at each stage of a secondary school student’s educational career is important to improve his or her chances of attending a better university. Our secondary education courses are designed to provide an online resource for secondary school course participants to prepare for these exams.

Other Products and Services

Books and Reference Materials

We sell books and reference materials relating to various professional courses and exam subjects. To promote the use of our online courses, we also sell our proprietary books and reference materials together with study cards. Historically, we have sold proprietary books and reference materials related to our Elementary Level and Intermediate Level Accounting Professional Qualification Examination courses and the CPA Qualification Examination course with study cards. These proprietary books and reference materials have not been sold separately without study cards. During 2007, we began selling proprietary books and reference materials related to our Chinese Accounting Standards course. Initially, these books and reference materials were sold only with study cards. Subsequently, we began selling them only on a standalone basis without study cards. As we expand our course offerings, we may sell other books and reference materials on a standalone basis or together with study cards. Our proprietary guidebooks are authored by lecturers teaching the relevant online courses. In substantially all cases, we own the copyright to these books pursuant to agreements with the lecturers. We engage third-party publishers to publish our reference books. We distribute these books and materials through third-party bookstores and distributors across China, as well as through our online bookstore and our offices in Beijing.

Course Production Services

From time to time, we also provide course production services to certain customers on a contractual basis. We typically create and produce course packages in digital format based on the content requirements of our offline educational institute or company customers.

Professional Training for Accounting Firms

From time to time, we also provide in person professional training for accounting firms.

Our Regular and Elite Classes

We offer both regular and “elite” classes. Our regular and elite classes are comprised of the following four types:

•	Foundation Classes: Our foundation classes contain detailed instructions and content to provide course participants with a broad and comprehensive knowledge base relating to a specific subject area.

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Intensified Focus Classes: Our intensified focus classes are designed to provide more intensive instructions focused on important topics in a specific subject area at a more advanced pace to course participants who already have basic knowledge of the subject area.

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Exam Questions Analysis Classes: Our exam questions analysis classes contain materials and instructions tailored specifically to preparation for the actual exams and the types of questions and topics that come up on each exam.

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Crash-Course Classes: Our crash-course classes are designed to provide a quick review of critical topic areas for specific exam subjects to enable course participants to make final preparations in the weeks prior to an exam.

Our elite classes are a new course model we introduced in November 2006 for some of our most successful accounting courses, such as courses for the elementary and intermediate level accounting professional qualification exams, the CPA qualification exam and the registered tax agent qualification exam. Approximately 3,800 and 5,500 people enrolled in our CPA Examination and Intermediate Level Accounting Professional Qualification Examination elite classes, respectively, in the fiscal year ended September 30, 2007. We also offer elite classes to legal practitioners and self-taught learners pursuing higher education diplomas or degrees. With our elite classes, course participants pay substantially higher course fees for more personal and tailored course-related services. After completing an elite class, if a participant fails to pass the exam subject that the course prepares him or her for, and certain pre-agreed conditions are met, the course participant is entitled to a refund of the applicable course fees paid or the course participant can choose to use such amounts to register and pay for future courses provided by us.

The introduction of our elite classes represents an important step we have taken to explore the distinct strengths of online education. In exchange for higher course fees, our elite class participants enjoy high-quality elite course-related support services. Leveraging the technological features available to online course delivery, elite classes allow substantially more interactive and multi-faceted course participation. For example, during a lecture, when reaching a key knowledge point, the lecture automatically pauses and a quiz question relating to the point will pop up on the screen. The lecture will not proceed to the next topic until the course participant has correctly responded to the question. This feature ensures that course participants do not miss any of the important knowledge points that may be tested on exams. We believe these types of interactive features, made possible by the flexibility of the online format, offer distinct advantages over traditional classroom course delivery as well as traditional online teaching methods.

Elite class participants also enjoy personalized support and services provided by our course support service staff. Some of our most experienced tutors work closely with elite class participants and provide them with more individually tailored support and services. For example, questions raised by elite class participants are responded to by tutors on a priority and expedited basis. In addition, a regular study monitoring report is generated by our course support service staff for each elite class participant to ensure that he or she is making satisfactory progress in the course.

Course Fees and Payment Methods

We charge course fees on a per-class basis. Course participants may choose to take some or all the classes for each subject offered in each course according to their individual needs. Special package pricing is offered if a participant chooses to take more than one class for a subject in a course. To promote the use of our online courses, we also offer course discounts to eligible course participants who are frequent users of our services. The discounts offered typically range from 20% to 30% off the stated course fees.

Payment for the course fees can be made through any one of the following methods:

•	use of our pre-paid study cards;

•	remittance through a bank or post office;

•	online payment using credit or debit cards; or

•	cash payment made at our offices.

Our study cards are pre-paid scratch cards sold through our regional sales agents at points of sale throughout China. The pre-paid study cards come with credit values ranging from RMB10 to RMB500. Course participants may purchase and use these study cards to register and pay for our courses. We first introduced pre-paid study cards in January 2003. These study cards were sold with expiration dates, typically two years from the print dates. In 2006, we began selling a new “One Card Pass,” which can be used for multiple courses. This new card eliminates the need for our regional sales agents to purchase multiple types of cards and also provides an opportunity to cross-sell our course offerings. In addition to the “One Card Pass,” we have another type of pre-paid study cards, which can be used solely for our accounting continuing education courses and have expiration dates ranging from six months to one year from the print dates.

We also sell books and reference materials that include study cards with certain credit value. These study cards can be used as credit to pay for our courses.

Course Creation

We place great emphasis on the quality of our courses and learning materials, both in terms of substance and production quality to enhance course participants’ learning experience. Working together with our lecturers in each subject, we internally develop and produce the online lectures for all of our courses. We employ a variety of measures including substantive content review and content approval at various stages of the course development process by our experienced in-house personnel to create high-quality courses.

We believe superior delivery of our courses and learning materials over the Internet is also important to attracting and retaining course participants. We record, digitize and edit all of the audio-video lectures used in our courses on our own premises. We maintain 16 fully-equipped recording rooms to ensure the high-quality of the audio-video content and any graphics used in the lectures. Our editing department uses advanced digital audio-video editing software and equipment to eliminate breaks, pauses and unwanted noises from each lecture tape to further enhance the viewing and listening experience. All lectures are properly formatted to facilitate smooth transmission through our websites using streaming media and other Internet-based technologies. Our customer service team regularly seeks feedback on the quality of our courses from our course participants.

Community-oriented Services on Our Websites

In addition to using our websites to access our courses, course participants and visitors to our websites are also able to access a wide variety of other content and information, and to communicate and interact with each other. The breadth and depth of our website content has attracted a large number of visitors and has contributed to the fast growth in the awareness of our brands.

Visitors to our websites have free access to comprehensive and timely information about exam times and locations, test preparation guidance, regulations and policies relevant to each industry, career planning and advancement and industry and market trends. We also offer free trial courses on our websites to prospective course participants who wish to try our courses before making the enrollment decision.

We offer free e-mail accounts to course participants. We also provide electronic bulletin board service forums and access to online chat-rooms. Many of our websites feature a blog page that allows course participants and other visitors to our websites to communicate and share ideas and thoughts about topics of common interest. On any blog we provide, people can write and post articles, create and participate in discussions and gain information and insights on topics of interest within the relevant industry or subject matter.

Through our community-oriented websites, we create virtual communities for course participants and visitors that share a common interest in the topics relating to the various professions and subject areas for which we offer our online courses and related services. We believe our community-oriented websites are a valuable means for creating brand awareness and customer loyalty.

Our Lecturers

Our course lecturers include academics from renowned higher education institutions in China and experienced practitioners within their respective fields. Our lecturers work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China or working in their respective fields. Our lecturers are typically engaged for a one-to-three year period and some of them are obligated to conduct online lectures exclusively for us. The number of lecturers actively producing courses for us was 188, 293 and 249 in the fiscal year ended September 30, 2005, 2006 and 2007, and 138 and 147 for the six months ended March 31, 2007 and 2008, respectively.

To ensure the quality of our lecturers, we have established stringent selection and retention criteria and have implemented ongoing monitoring and evaluation procedures. We seek to engage lecturers who have a strong command of the respective subject areas and good communication skills. In particular, we seek lecturers capable of, and preferably experienced in, delivering effective instruction through the audio-video format. Our internal quality control personnel regularly monitor the teaching quality of each lecturer. We also collect feedback on the lecturers from our course participants on a regular basis through multiple channels, including calls received by our customer service call center, our online course comment book, our online question and answer board and bulletin board service forum. We provide ongoing training for lecturers and help them improve their online presentation skills based on this feedback.

Our lecturers are attracted to our online platform where tens of thousands of course participants across China can listen to and view their lectures. Our innovative lecture delivery model helps our lecturers further expand and enhance their national reputation in their relevant fields. We pay our lecturers fees in either of two ways: the first and most common way is to pay them based on the number of hours of lectures they deliver, and the second and less common way is a course fee sharing arrangement primarily for some of our newer courses.

Although our lecturers participate in the creation and development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our lecturers.

Course-Related Support and Services

We employ a service-oriented approach and devote significant resources to developing course-related support and services for our course participants. We maintain a well-trained pool of tutors, numbering 136 as of March 31, 2008, of which 33 are part-time employees. Our tutors are knowledgeable in the relevant fields and experienced with various types of exams or subject matters. They are able to provide timely, usually within 24 hours after a question is submitted, and accurate responses through our online question and answer board to various course-related questions raised by our course participants. To ensure that our tutors are suitably qualified to support our courses, we have established stringent selection criteria and make hiring decisions based on academic qualifications, tutorial experience and knowledge of various exams and subject matters. We require our tutors to possess, at a minimum, a college degree in the relevant academic area or a certification in the relevant industry, as well as familiarity with the actual exam and related subject matter.

We believe that our high-quality tutorial and learning support service is critical to enhancing the learning experience of our course participants. Additionally, it helps us generate customer loyalty and attract potential course participants through recommendations from our existing course participants.

General Customer Service and Support

We have a dedicated general customer service team composed of 151 individuals as of March 31, 2008 that our customers can contact by email or phone through our dedicated call center, 24 hours a day, seven days a week. Our customer support team members provide potential and existing course participants with comprehensive information and counseling regarding our courses and services, recommend suitable courses based on individual needs, assist in course enrollment, accept course fee payments, conduct regular telephone interviews seeking customer feedback on course participation experience and provide additional technical and other support on how to use and get the most out of our courses. We recruit our customer service personnel from candidates who have good communication skills and are committed to providing quality service to our customers. We provide on-the-job training for our new recruits, which includes pairing new recruits with experienced team members as mentors to train them in taking calls from customers. On an ongoing basis, we also evaluate the performance of our customer service staff, and provide training to improve their skills and inform them on new developments in our business.

Sales and Marketing

We rely on a combination of regional and online sales agents, as well as referrals and cross-selling to market our services and products.

Regional Sales Agents

We use regional sales agents to sell our pre-paid study cards, which represent the primary method for us to sell and receive payment for our courses. Our regional sales agents are comprised mostly of stores and other points of sale selling books, learning materials and other supplies to our target industries and professions. These agents sell our study cards and are responsible for promotion and advertising of our services in the regions where they operate. They also provide market feedback, which helps us in planning our marketing strategy and sales activities. As of March 31, 2008, we had approximately 1,500 regional sales agents throughout China.

When selecting regional sales agents, we consider various criteria, such as whether the candidates have relevant experience, and whether they are familiar with or have established relationships with local professionals, professional associations and organizations related to our target industries and professions. Generally, we provide various discounts to our regional sales agents based on the volume purchased and method of payment. Most of our regional sales agents are appointed on a non-exclusive basis.

Online Agents

Our online agents are typically Internet companies and website operators in China that market our course offerings and other services on their websites. We pay our online agents a commission for each new course participant registered through their website. As of March 31, 2008, we had approximately 900 online agents marketing our online courses through their websites.

Referrals and Cross-Selling

Many of our customers learn about our services and courses through word-of-mouth referrals. As a result, many of our customers contact us directly about enrolling in our courses. Accordingly, a significant portion of our sales are made through our customer service team. We believe that combining the customer service and sales function in one department contributes both to the quality of our customer services and the effectiveness of our direct sales. Based on their knowledge of our courses and relevant feedback they gain from addressing the questions and comments of existing or past course participants, our customer service personnel are able to recommend the most suitable courses for new customers. Combining these two functions also allows our customer service team members to cross-sell new or additional courses, learning tools and materials, as appropriate, when they are addressing questions from existing course participants.

Other Advertising and Marketing Efforts

We place advertisements on high-traffic Chinese Internet portals, in newspapers, magazines, journals and on buses in many cities across China. We also promote our courses, services and products at examination registration centers, and education and career fairs. To raise our profile and promote our online courses, regional sales agents normally assist with our promotional activities in their respective regions.

Our sales and marketing team participates in and conducts information sessions at various educational trade fairs, and distributes promotional materials to potential course participants at various examination registration centers. We further promote our courses by handing out complimentary study cards together with reference books and study materials that we sell at these examination registration centers. We have also established a number of scholarships totalling over RMB0.4 million ($57,000) each fiscal year since 2006 and granted awards to course participants who have achieved outstanding performances in various exams. These scholarships help to improve our profile and enhance our public image.

Online Platform and Technology Infrastructure

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support the online courses and services we provide to our customers. We manage our online course creation and delivery system using a combination of commercially available software, hardware systems and proprietary technology. Over the years, we have established a comprehensive and powerful online platform that supports the ability for tens of thousands of course participants to simultaneously attend our courses and participate in other programs and activities online. We have also built a robust online community platform that helps build a strong sense of community among our course participants, which contributes to the brand loyalty of our customers.

We maintain multiple servers, which access the Internet backbone via a 2000 Mbps broadband line. These servers are separately located in multiple hosting facilities in several cities across China to mitigate any downtime arising from individual server failure. For reliability, availability and serviceability, we have created an environment in which each server can function independently. We regularly back up our databases. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our customers can access our services at any time. When a malfunction arises in a server or at a point of presence, the load balancing technology is able to automatically direct visitors to access the same contents through another server or another point of presence. Our network administration department regularly monitors the performance of our websites and infrastructure to enable us to respond quickly to potential problems. We have not experienced a material disruption to our business or websites.

We utilize streaming media technology as the primary delivery method for our online lectures. Using streaming media technology, an end-user can continuously view the file as it is being delivered. To accommodate different levels of Internet access and bandwidth available to course participants across China, we also allow our course participants to download our audio-video lectures. We utilize DRM technology to restrict the transfer and viewing of our files being downloaded.

Competition

We face competition from providers of traditional offline education and test preparation services, and expect to face increasing competition from existing competitors and new market entrants in the online education and test preparation market.

The provision of professional education and test preparation courses over the Internet is a relatively new concept in China. Although it is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally perceived as a more accepted method. We therefore compete with traditional in-person educational institutions and training centers in the various areas for which we offer courses.

In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the foreign partners’ technology and experience developed in their home markets. Currently, our online competitors include general information websites that have branches providing online training courses, traditional schools that provide online offerings and newly established online training and test preparation businesses.

We believe that the key competitive factors in our industry include the professional competence of lecturers and tutors, price, quality, market recognition and brand name, customer service and the performance of the technological platform. Some of our present and future competitors may have longer operating histories, larger teams of professional staff and greater financial, technical, marketing and other resources. For a discussion of risks relating to competition, see “Risk Factors—Risk Relating to Our Business—We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.”

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our products and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights. In addition, we require our employees to enter into agreements with us under which they acknowledge that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property and they should assign the same to us if we so require. We also maintain a dedicated team that regularly monitors any infringement or misappropriation of our intellectual property rights.

We have registered a software copyright for our proprietary online course delivery platform with the Copyright Protection Center of China. We have also registered three trademarks with the China Trademark Office and an additional 69 trademark applications are currently pending. We, however, cannot assure you that all of our trademark applications will be successful.

As of March 31, 2008, we have registered 120 domain names relating to our business with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center, including those of all our 14 operating websites.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Risk Factors—Risks Relating to Our Business—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.”

Employees

We had 136, 246, 290 and 460 full-time employees as of September 30, 2005, 2006 and 2007 and March 31, 2008, respectively. In addition to the above full-time employees, we had approximately 36 part-time employees as of March 31, 2008, of whom 33 are tutors.

In April 2008, we adopted a share incentive plan pursuant to which we have reserved 11,652,556 ordinary shares to be issued upon the exercise of share options that we may grant to certain employees and others. On July 2, 2008, we adopted our 2008 Performance Incentive Plan pursuant to which the maximum number of ordinary shares that may be issued is equal to 5% of the total number of ordinary shares issued and outstanding as of the effective date of this offering, plus an automatic annual increase on October 1 of each calendar year commencing with October 1, 2008, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, or (ii) such number of ordinary shares as may be determined by our board of directors. For more information, see “Management—Share Options, Restricted Shares and Share Incentive Plans.”

As required by PRC regulations, our full time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to our employees. PRC labor regulations require that our PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. We have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately $0.1 million, $0.2 million, $0.3 million and $0.2 million for the years ended September 30, 2005, 2006 and 2007, and the six months ended March 31, 2008, respectively.

We recognize as expenses obligations for contributions to employee benefits plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The total amount for our Hong Kong employee benefits was approximately $1,000 for each of the years ended September 30, 2005, 2006 and 2007, and the six months ended March 31, 2008, respectively.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

We view staff training as essential for the development of our human resources and our growth. We aim to provide our staff at all levels with the skills and knowledge relevant to their jobs and their career development as well as to improve their work efficiency. We have both routine and developmental training programs for our staff. Routine training includes our orientation program for new employees and on-the-job training. Developmental training is geared towards staff promotion and providing updated or new course information.

Our staff training is mainly conducted in-house. From time to time, we also engage external trainers with the relevant expertise to train our staff in areas such as customer service and software development.

Facilities

We own our principal executive offices located in approximately 2,495 square meters of office space on the 18th floor, Xueyuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, 100083, China. We also lease approximately 2,806 square meters at the Xueyuan International Tower and 198 square meters at the Science and Trade Tower at No.2 Qinghuadonglu Road, Haidian District, Beijing, 100083, China. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Legal Proceedings

We are not currently involved in any material litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

REGULATION

The provision of our online professional education services is subject to PRC laws and regulations relating to the telecommunications industry and the education services industry. This section sets forth a summary of the principal laws and regulations that affect our business activities in China, the industries in which we operate, and our shareholders’ right to receive dividends and other distributions from us.

Restrictions on Telecommunications Industry

The telecommunications industry, including the Internet sector, is highly regulated by the PRC government. Laws and regulations issued or implemented by the State Council, Ministry of Information Industry, or MII, and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment. The principal regulations governing the telecommunications industry and the Internet include:

•	The Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2001); and

•	The Internet Information Services Administrative Measures (2000).

These regulations categorize all telecommunications businesses in China as either “basic telecommunications businesses” or “value-added telecommunications businesses.”

In addition to the regulations promulgated by the PRC central government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions.

Foreign Ownership Restrictions on Internet Content Provision Businesses

In December 2001, to comply with China’s commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Administrative Rules on Foreign-Invested Telecommunications Enterprises, or the FITE Rules. The FITE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the FITE Rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, pursuant to the FITE Rules permitted foreign investment ratio of value-added telecommunications services is no more than 50%.

In addition, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from MII and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 26, 2006, MII publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, dated July 13, 2006, or the MII Notice, which reiterates certain provisions under the FITE Rules. According to the MII Notice, if any foreign investor intends to invest in a Chinese telecommunications business, a foreign-invested telecommunications enterprise shall be established and such enterprise shall apply for the relevant telecommunications business licenses. The MII Notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China.

According to the MII Notice, either the holder of a value-added telecommunication service license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The MII Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In order to comply with the MII Notice, we have transferred all domain names that are used principally in connection with our online business activities from Champion Technology to Beijing Champion and are in the process of completing the trademark transfer.

As a result of current PRC laws and regulations that impose substantial restrictions on foreign investment in Internet businesses in China, we conduct our online education and test preparation business in China through a series of contractual arrangements entered into among our two PRC subsidiaries, Champion Technology and Champion Education Technology, and our affiliated PRC entity, Beijing Champion, which is a domestic PRC company incorporated in the PRC and owned by Zhengdong Zhu, our chairman and chief executive officer, and Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. These contractual arrangements enable us to exercise effective control over and to receive a substantial portion of the economic benefits from Beijing Champion. Beijing Champion has obtained the licenses and approvals that are required to operate our online education and test preparation business. We do not have any direct ownership interests or direct voting rights in Beijing Champion.

Our contractual arrangements with Beijing Champion include a technical support and consultancy services agreement pursuant to which Champion Technology is entitled to receive service fees from Beijing Champion. In addition, Champion Technology has entered into equity pledge agreements with each of the shareholders of Beijing Champion, pursuant to which each shareholder has pledged all of his or her interest in Beijing Champion to Champion Technology as security for the performance of Beijing Champion’s obligations under the technical support and consultancy services agreement. Pursuant to an exclusive purchase rights agreement with Beijing Champion and its shareholders, CDEL Hong Kong or any third-party designated by CDEL Hong Kong has the right to acquire, in whole or in part, the equity interest of Beijing Champion, when permitted by applicable PRC laws and regulations. There are also certain other agreements and letters of undertaking under the contractual arrangements. For a detailed discussion of these contractual arrangements, see “Our Corporate History and Structure.”

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

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the ownership structures of Beijing Champion and our wholly owned subsidiaries in China, both currently and after giving effect to this offering, are in compliance with existing published PRC laws and regulations;

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our contractual arrangements among our wholly owned subsidiaries in China and Beijing Champion and its shareholders, are valid and binding, will not result in any violation of published PRC laws or regulations currently in effect, and are enforceable in accordance with their terms and conditions; and

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the business operations of our company, our two PRC subsidiaries and Beijing Champion, as described in this prospectus, are in compliance with existing published PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the laws and regulations governing the enforcement and performance of our contractual arrangements in the event of imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a contrary view. If the PRC government finds that the agreements that establish the structure of our operations in China do not comply with PRC government restrictions on foreign investment in our industry, we could be subject to severe penalties. In addition, for a detailed description of the risks associated with our corporate structure and these contractual arrangements that support our corporate structure, see “Risk Factors—Risk Relating to Our Corporate Structure and Restrictions on Our Industry.”

Regulations on Value-added Telecommunications Services and Internet Content

Under PRC laws and regulations, Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator must obtain a Telecommunications and Information Services Operating License, or ICP license, from the appropriate telecommunications authority in order to carry out commercial Internet content provision operations in China. These regulations also provide that if the Internet information services are provided in more than one province, then an inter-provincial ICP license must be obtained from MII, while if only one province is involved, the license can be obtained from the relevant provincial telecommunications administration. In addition, the regulations further provide that operators involved in Internet content provision that operate in sensitive and strategic sectors, including news, publishing and education, must obtain additional approvals from the relevant authorities in charge of those sectors.

Beijing Champion holds (i) an ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of the MII, which allows Beijing Champion to provide Internet content distribution services through 14 websites owned by Beijing Champion, and (ii) an approval from the Beijing Telecommunications Administration Bureau to provide an online bulletin board in six of the 14 websites. The ICP license is valid through April 14, 2010. These licenses and approvals are essential to the operation of our online professional education and test preparation services business.

The MII Notice requires that a value-added telecommunications business operator, or its shareholders, should own any domain names and trademarks used by it to engage in the value-added telecommunications business, and have premises and facilities appropriate for such business. To comply with the MII Notice, we have completed the transfer of all our domain names that are principally used in connection with our online business activities from Champion Technology to Beijing Champion, and are in the process of completing the trademark transfer.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including MII, the Ministry of Culture, the Press Office of the State Council and the State Press and Publications Administration. These measures specifically prohibit Internet activities that result in the publication of any content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China or compromise state security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. Under these measures, ICP license holders are required to monitor their websites, including chat rooms and electronic bulletin boards, for prohibited content and remove any such content that they discover on their websites.

The posting of news on websites and the distribution of news over the Internet are highly regulated and can only be engaged in by ICP license holders that have been specifically approved to do so. The Provisional Administrative Measures Regarding Internet Websites Carrying on the News Posting Business issued by the Press Office of the State Council and MII in November 2000 provide that only websites that are established by government-authorized news agencies may operate online news posting businesses and post news reported by news agencies. Other general websites not established by news agencies may apply to the State Council News Office for approval to post on their websites news supplied contractually by approved news providers. A copy of the relevant news supply contract must be filed with the applicable provincial information offices where such other websites are located. These regulations also provide specific requirements with respect to facilities and level of experience of personnel that must be met by applicants for approval to post news on their websites. According to the Administration of Internet News Information Services Provisions promulgated by the Press Office of the State Council and MII on September 25, 2005 and effective as of such date, the term “news information” in these provisions means news information about current affairs, including reports and commentaries on social and public affairs such as political, economic, military and foreign affairs, as well as reports and commentaries on sudden social events. The term “Internet news information services,” means publication of news information, provision of electronic bulletin board services for current affairs and distribution of information of current affairs to the public through the Internet. The Press Office of the State Council is in charge of nationwide supervision and regulation of Internet news information services. The press office of each province, autonomous region and municipality directly under the central government is in charge of regulating the Internet news information services within its administrative region. If any information we provide through our websites is deemed current affairs, we may be subject to the above regulations.

Regulation of Broadcasting Audio-Video Programs through the Internet or Other Information Network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integrating, transmitting and downloading of audio-video programs with computers, televisions or mobile phones and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China relating to cultural matters that prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, SARFT and MII issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MII jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MII officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. As both the Internet Audio-Video Program Measures and the press release have been promulgated only recently, there are significant uncertainties relating to their interpretation and implementation, in particular, the scope of “Internet Audio-Video Programs.”

Based on the advice of our PRC legal counsel, Jingtian & Gongcheng, we do not believe that we are required to apply for a License for Disseminating Audio-Video Programs through Information Network as an enterprise providing online education and test preparation courses. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. In the event that we are deemed to be a provider of audio-video program services covered under the Internet Audio-Video Program Measures, we believe that pursuant to the press release it is possible that we may be allowed to continue our current operations and re-register with SARFT or MII in accordance with the published guidelines, as we were established prior to the promulgation of the Internet Audio-Video Program Measures and have not had any regulatory non-compliance records. We and our PRC legal counsel are closely monitoring the regulatory developments relating to the Internet Audio-Video Program Measures and we will re-register with the relevant governmental authorities if required. However, if the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulation of Information Security

Internet content in China is also regulated and restricted by the PRC government to protect state security. The National People’s Congress has enacted a law that may subject to criminal punishment in China any person who: (i) gains improper entry into a computer or system of strategic importance; (ii) disseminates politically disruptive information; (iii) leaks state secrets; (iv) spreads false commercial information; or (v) infringes intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways that, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we are subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. We believe we are in compliance with these regulations.

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MII and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered 120 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the State Administration of Industry and Commerce or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. We have registered ten website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce and the registration of four other website names is now in progress.

Regulation of Bulletin Board Services

Under the Administrative Measures on Internet Information Services and the Administrative Measures on Internet Bulletin Board Services adopted by MII on October 8, 2000, an Internet information services provider must obtain prior approval if it wishes to provide Internet bulletin board services. We have obtained approvals to provide Internet bulletin board services on six of our websites and are in the process of obtaining licenses for our other websites that require them.

Regulation of Internet Publishing

In June 2002, the State Press and Publications Administration and MII issued the Interim Provisions on Internet Publishing, or the Internet Publishing Regulations. The Internet Publishing Regulations require that all entities engaging in Internet publishing obtain approval from the State Press and Publications Administration before they can conduct any Internet publishing business. “Internet publishing” is broadly defined in the Internet Publishing Regulations as an act of online dissemination of works created by ICP license holders or others that such ICP license holders select, edit and process and subsequently post on the Internet or transmit to users via the Internet for browsing, reading, use or downloading by the public. These works include contents from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media or from the browsed and processed works relating to literature, art, nature science, social science, engineering technology and other aspects. The Internet Publishing Regulations include a requirement for Internet publishing organizations to have professional editorial personnel examine the contents being published to ensure that they comply with applicable laws. We believe we currently operate our business in a manner that complies with this regulation.

Regulation of Privacy Protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, MII or its local offices may impose penalties and the Internet content provider may be liable for damages caused to its users. We believe we are in compliance with these regulations.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, or the Dissemination Protection Regulations, which became effective on July 1, 2006. The Dissemination Protection Regulations require that every organization or individual who disseminates a third-party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the copyright owner of such products, unless otherwise provided under relevant laws and regulations. The copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally evade, circumvent or otherwise assist others in evading such protective measures unless permissible under law. The Dissemination Protection Regulations also provide that permission from the copyright owners and compensation for the copyright-protected works is not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only. We hold copyrights for all of the course materials on our websites.

Regulation of Online Cultural Activities

The Ministry of Culture promulgated the Interim Provisions on Internet Culture, or the Internet Culture Provisions, in May 2003. The Internet Culture Provisions apply to all ICPs that carry out Internet cultural activities which involve the production and dissemination of cultural products via the Internet. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) production, duplication, importation, wholesale, retail, lease and broadcasting of the Internet cultural products; (ii) online dissemination whereby cultural products are posted on the Internet or transmitted via Internet to end-users, such as computers, fixed line telephones, mobile phones, radios, television sets and games machines, for online users’ browsing, reading, use or downloading; and (iii) exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which include audio-video products, games products, performance programs, work of arts, cartoons and other cultural products. All entities engaging in commercial Internet cultural activities, or Internet Cultural Entities, must be approved by the Ministry of Culture in addition to the approval of MII. The Internet Culture Provisions state that applicants must also comply with the quantitative, structural and administrative plans for Internet Cultural Entities. Beijing Champion holds a Permit of Internet Cultural Activities issued by the Ministry of Culture in February 2005.

Regulation of Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by MOE in 2000, or the Online Education Regulation, educational websites and online education schools may provide education services in relation to higher education, elementary education, pre-school education, teacher education, occupational education, adult education and other educational services. Under the

Online Education Regulations, “Educational websites” refers to education websites providing education or education-related information services to website visitors by means of a database or an online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. Under the Online Education Regulations, “Online education schools” refer to organizations providing academic education services or training services with the issuance of various certificates.

Under the Online Education Regulations, setting up educational websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education provided. Under the Online Education Regulations, any educational website and online education school shall, upon receipt of approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the National People’s Congress on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the National People’s Congress and regulations and decisions promulgated by the State Council may establish administrative license requirements. On June 29, 2004, the State Council promulgated the Decision on Cutting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained.

We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng that:

•	Beijing Champion is not required to obtain a license to operate “educational websites” from the MOE under the current PRC laws or regulations;

•

Beijing Champion is not required to obtain a license to operate “online education schools” because it does not offer through its website education services or training programs that directly offer government accredit academic degrees or other government accredit certifications.

Regulation of Book Wholesaling and Retailing

Under the Administrative Measures for the Publication Market, or Administrative Measures, which was promulgated by the State Press and Publication Administration and became effective on September 1, 2003 and amended on June 16, 2004, any enterprise or individual wishing to engage in book wholesaling must obtain permission from the press and publication agency at the provincial level. If permission is granted, a Publication Business Permit will be issued by such provincial agency. An enterprise that has obtained a Publication Business Permit does not need to get special permission if it decides to utilise the Internet and other information networks to conduct the book wholesaling business. Under the Administrative Measures, any enterprise or individual wishing to engage in book retailing shall first get permission from the press and publication agency at the county level. If permission is granted, a Publication Business Permit will be issued by such county agency. Beijing Champion holds a Publication Business Permit for book wholesaling issued by Beijing Press and Publication Bureau in February 2008 under which Beijing Champion is allowed to conduct book wholesaling and retailing businesses. This permit is valid through December 31, 2011.

Regulation of Audio-Video Product Wholesale, Retail and Rental

Under the Administrative Measures for the Wholesale, Retail and Rental of Audio-Video Products which was adopted by the Ministry of Culture and became effective on December 1, 2006, any enterprise or individual wishing to engage in the wholesale, retail or rental of audio-video products shall first get permission from the local government agency of culture. If an enterprise wishes to engage in the wholesale of audio-video products, it must obtain the Audio-Video Product Business Permit from the governmental agency of culture at the provincial level. If it wishes to engage in the retail or rental of audio-video products, then it shall get the Audio-Video Product Business Permit from the governmental agency of culture at the county level. Beijing Champion holds a Audio-Video Product Business Permit issued by the Cultural Commission of Haidian District, Beijing on April 25, 2007. This permit is valid through April 30, 2009.

Regulation of Foreign Exchange

The PRC government imposes restrictions on the convertibility of the Renminbi and on the collection and use of foreign currency by PRC entities. Under current regulations, the Renminbi is convertible for current account transactions, which include dividend distributions, interest payments, and the import and export of goods and services. Conversion of Renminbi into foreign currency and foreign currency into Renminbi for capital account transactions, such as direct investment, portfolio investment and loans, however, is still generally subject to the prior approval of SAFE.

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiaries are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a certificate (which is subject to review and renewal by SAFE on an annual basis), a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005. According to SAFE Circular 75, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore company or (ii) the completion of any overseas fund-raising by such offshore company. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests.

SAFE Circular 75 applies retroactively. As a result, PRC residents who established or acquired control of offshore companies that made onshore investments in the PRC in the past were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under SAFE Circular 75, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

As a Cayman Islands company, we are considered a foreign entity in China. If we purchase the assets or equity interests of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in SAFE Circular 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 in May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore company governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC resident shareholders do not complete their registration with the local SAFE authorities, they shall be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital to its PRC subsidiaries.

We believe that our beneficial owners who are PRC residents are currently in compliance with SAFE Circular 75.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval is not required for this offering given the fact that our current corporate structure was established before the new regulation became effective. There remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the ordinary shares being offered by us. See “Risk Factors—General Risks Relating to Conducting Business in China—If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.”

SAFE Regulations on Employee Share Options

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas Listed Company, or the Share Option Rule. The purpose of the Share Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee share holding plans and share option plans of overseas listed companies. According to the Share Option Rule, if a PRC domestic individual participates in any employee share holding plan or share option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual quota with respect to the purchase of foreign exchange in connection with share holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrent with the filing of such application with SAFE, the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share purchase or option exercise, any returned principal or profits from sales of shares, any dividends issued on the shares and any other income or expenditures approved by SAFE. The PRC subsidiary is also required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas bank to hold overseas funds used in connection with any share purchase or option exercise.

All proceeds obtained by PRC domestic individuals from sales of shares shall be remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the share option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.

Although further clarification is required as to how the Stock Option Rule will be interpreted or implemented, we believe that we and our PRC employees who have been granted share options will be subject to the Share Option Rule when our company becomes an overseas listed company. If we or our PRC employees fail to comply with the Share Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

In addition, the State Administration of Taxation has recently issued a few circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents relating to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus. The business address of each of our directors and executive officers is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, the People’s Republic of China.

Name	Age	Position
Zhengdong Zhu	40	Chairman of the Board of Directors, Chief Executive Officer
Baohong Yin	40	Deputy Chairman of the Board of Directors
Hongfeng Sun	41	Senior Vice President, Director
Xiaoshu Chen	45	Independent Director
Ruirong Yang	34	Director
Jianming Shi	39	Director
Yanping Chang	41	Director
Liankui Hu	58	Independent Director
Carol Yu	46	Independent Director(1)
Ping Wei	37	Chief Financial Officer

(1)	Carol Yu has agreed to become our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Zhengdong Zhu is co-founder, chairman of the board and chief executive officer of our company and is responsible for the overall management operations and strategic direction. Prior to co-founding our company, Mr. Zhu worked at the Beijing Huake Hi-Tech Co., Ltd, a communications products and computer facilities company, as an engineer, manager of network department and vice general manager in charge of marketing and sales from 1995 to 1998. From 1989 to 1995, Mr. Zhu worked as an engineer in the area of electronic communications technology at the research department of North China Institute of Electro-Optics Technology. Mr. Zhu graduated from the Radio Engineering Department of the Southeast University, China with a bachelor’s degree in radio engineering in 1989, and obtained a graduate certificate from the management science department in Sichuan University in China in 2001. Mr. Zhu and Baohong Yin, our director and deputy chairman, are husband and wife.

Baohong Yin is co-founder, director and deputy chairman of our company. From 1989 to 2004, Ms. Yin worked as engineer, vice director of laboratory, senior engineer, director of laboratory and vice-general engineer at Beijing Uni-Construction Dadi Concrete Building Components Co., Ltd (previously known as Beijing Residential Construction Component Manufacturer). Ms. Yin graduated in 1989 from the Civil Engineering Department of Southeast University in China with a bachelor’s degree in civil engineering. She was also conferred the qualification as a senior engineer by the Beijing Advanced Specialized Technology Committee in 1999. Baohong Yin and Zhengdong Zhu, our chairman and chief executive officer, are wife and husband.

Hongfeng Sun is co-founder and senior vice president of our company. He assists our chief executive officer in the overall management of our company and heads our sales and marketing department. Prior to co-founding our company, he worked at Sichuan Champion Hi-Tech Co., Ltd, a company in Sichuan, China engaging in system integration. From 1991 to 1998, Mr. Sun worked as an assistant general manager in charge of market development at Nanjing Bada Computer System Co., Ltd. From 1989 to 1991, Mr. Sun worked at Port Authority of Nanjing as a system engineer. Hongfeng Sun graduated in 1989 from the Radio Engineering Department of Southeast University in China with a bachelor’s degree in radio engineering.

Xiaoshu Chen is an independent director of our company, and currently a professor and an assistant director at the Department of Radio Engineering of Southeast University in China. From 1985 to 2001, Professor Chen worked as an assistant lecturer, lecturer and assistant professor at the same department. Professor Chen has almost 20 years of experience in communication systems and network research. He graduated in 1985 from the Department of Radio Engineering of the Nanjing Institute of Technology, China with a bachelor’s degree in engineering. He obtained his master’s degree in engineering in 1990 from the same university.

Ruirong Yang is a director of our company. He is currently the investment director of Orchid Asia Group Management Limited. Prior to joining Orchid Asia Group Management Limited, Mr. Yang served as the director of the trading department of Louis Dreyfus Corporation, one of the largest agricultural products trading companies in the world. From 1994 to 1998, Mr. Yang worked for the Chinese Ministry of Foreign Trade and Economic Cooperation, and then from 1998 to 2001 served as the vice consul for economy and trade affaires of the Consulate General of the People’s Republic of China in Houston, Texas. Mr. Yang obtained his bachelor’s degree in economics from Shanghai Institute of Foreign Trade, China in 1994, and a master’s degree in business administration from Harvard University in 2003.

Jianming Shi is a director of our company. He has served as the director of business development at Morningside group responsible for Morningside’s PRC direct investments in the telecommunications, media and technology ( TMT ) sectors since 1999. He is also the founding publisher of the Chinese Edition of Forbes magazine. Mr. Shi graduated from Shanghai Jiaotong University, China in 1991 with a bachelor’s degree in engineering and obtained a master’s degree in business administration from China Europe International Business School in 1999.

Yanping Chang is a director of our company. He joined Beijing Yi Lin Real Estate Development Co., Ltd. as chief engineer in 2000. Prior to that, Mr. Chang worked for Beijing Nankou Farm Cement Component Factory as deputy factory director, and then for Beijing Local Architecture Design Studio as president. He graduated in 1989 from Department of Construction, Harbin Institute of Technology, China with a bachelor’s degree in engineering, and received a master’s degree from Beijing Administrative College, China in 1999.

Liankui Hu is an independent director of our company. He has also served as chairman on the boards of directors of the following technology companies since 1998, Beijing Teamsun Technology Co., Ltd., Beijing Gentek Electronic Technology Co., Ltd., Shenzhen Gentek Electronic Technology Co., Ltd., and Beijing Huasun Mingtian Technology Co. Ltd. From 1987 to 1998, Mr. Hu had worked for the Sixth Electronics Branch of the Ministry of Information Industry as deputy president, for Beijing Shenyan System Co., Ltd. as general manager, and for Beijing Huasun Computer Co., Ltd. as general manager. He was a lecturer in School of Economics and Management, Tsinghua University, China from 1985 to 1987. Mr. Hu received his bachelor’s degree in engineering from Radio Engineering Department of Tsinghua University in 1982, and his master’s degree from School of Economics and Management of Tsinghua University in 1985.

Carol Yu will serve as our independent director commencing from the effectiveness of our registration statement on Form F-1. Since 2004, Ms. Yu has been serving as co-president and chief financial officer of Sohu.com Inc., an Internet portal company listed on the Nasdaq Global Market. From 2000 to 2001, Ms. Yu served as vice president of Guangdong Kelon Refrigerating Company Limited, a home appliance manufacturer in China. From 1995 to 2000, Ms. Yu served as senior vice-president at the investment banking department of Donaldson Lufkin & Jenrette Securities Corporation in Hong Kong. Prior to that, Ms. Yu also worked with Arthur Andersen Hong Kong and Beijing for ten years and was a partner of the audit division, and held the position of general manager at Arthur Andersen-Hua Qiang, the joint venture accounting firm formed between Arthur Andersen and the Ministry of Finance in China. Ms. Yu obtained her bachelor’s degree in accounting from The Hong Kong Polytechnic University. Ms. Yu is a Hong Kong Certified Public Accountant.

Ping Wei is our chief financial officer. Ms. Wei has extensive international finance, accounting and audit experience. From 2005 to 2008, Ms. Wei worked with New Oriental Education and Technology Group (NYSE: EDU) as its director of finance and controller. In 2004, Ms. Wei was the head for EDU’s North American operation. Prior to that, Ms. Wei worked with Lorus Therapeutics Inc., or Lorus, a Canadian biopharmaceutical company listed on both the Toronto Stock Exchange and the American Stock Exchange as its acting chief financial officer and controller and previously as its assistant controller. Prior to working at Lorus, Ms. Wei worked as an auditor for seven years with Deloitte & Touche in Toronto and Arthur Andersen in Beijing. Ms. Wei is a Canadian Chartered Accountant and a US CPA with the State of Illinois. Ms. Wei received her bachelor’s degree in international accounting from the Central University of Finance and Banking in Beijing in 1993.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our second amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our second amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the next annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Terms of Directors

Upon the closing of this offering, we will have a board of nine directors divided into class A, class B and class C directors. Initially, the class A directors will be Hongfeng Sun, Jianming Shi and Yanping Chang, the class B directors will be Baohong Yin, Ruirong Yang and Xiaoshu Chen, and the class C directors will be Zhengdong Zhu, Carol Yu and Liankui Hu. At the first annual general meeting after this offering, all class A directors shall retire from office and be eligible for re-election. At the second annual general meeting after this offering, all class B directors shall retire from office and be eligible for re-election. At the third annual general meeting after this offering, all class C directors shall retire from office and be eligible for re-election. At each subsequent annual general meeting after the third annual general meeting after this offering, one third of the directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office by rotation. A retiring director shall be eligible for re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Our chief executive officer, which currently is Zhengdong Zhu, is not, while holding office, subject to retirement or be taken into account in determining the number of directors to retire in any year.

Board Practices

Our board of directors has established an audit committee, a compensation committee and a nomination committee.

Audit Committee

Our audit committee will consist of Carol Yu, Liankui Hu and Xiaoshu Chen commencing from the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Carol Yu will be the chairman of our audit committee. Our board of directors has determined that all of our audit committee members satisfy the “independence” requirements of relevent rules of NYSE Arca and Rule10A-3 under the Securities Exchange Act of 1934. Carol Yu meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Our audit committee is responsible for, among other things:

•	appointing the independent auditor;

•	pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

•	setting clear hiring policies for employees and former employees of the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	reviewing and approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•

timely reviewing reports from management regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will consist of Zhengdong Zhu, Carol Yu and Liankui Hu commencing from the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Zhengdong Zhu will be the chairman of our compensation committee. Our board of directors has determined that Carol Yu and Liankui Hu satisfy the “independence” requirements of relevant rules of NYSE Arca and Rule10A-3 under the Securities Exchange Act of 1934. Under relevant NYSE Arca rules, because we are a foreign private issuer, it is not required that all members of our compensation committee be independent. Our chairman and chief executive officer, Zhengdong Zhu, does not meet the definition of independence under the NYSE Arca rules.

Our compensation committee is responsible for:

•	reviewing and approving our overall compensation policies;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors and determining our chief executive officer’s compensation level based on this evaluation;

•	determining the compensation level of our other executive officers;

•	making recommendations to the board of directors with respect to our incentive-compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nomination Committee

Our nomination committee will consist of Zhengdong Zhu, Liankui Hu and Xiaoshu Chen commencing from the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Zhengdong Zhu will be the chairman of the nomination committee. Our board of directors has determined that Liankui Hu and Xiaoshu Chen satisfy the “independence” requirements of the relevant rules of NYSE Arca and Rule10A-3 under the Securities Exchange Act of 1934. Under relevant NYSE Arca rules, because we are a foreign private issuer, it is not required that all members of our nomination committee be independent. Our chairman and chief executive officer, Zhengdong Zhu, does not meet the definition of independence under the NYSE Arca rules.

Our nomination committee is responsible for, among other things:

•	seeking and evaluating qualified individuals to become new directors as needed;

•	reviewing and making recommendations to the board of directors regarding the independence and suitability of each board member for continued service; and

•	evaluating the nature, structure and composition of other board committees.

Corporate Governance

Prior to this offering, our board of directors will adopt a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers, employees and advisors. We will make our code of ethics and our code of conduct publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our second amended and restated memorandum and articles of association. The code of ethics, code of conduct and corporate governance guidelines all become effective upon completion of this offering.

Compensation of Directors and Executive Officers

For the six months ended March 31, 2008, we and our subsidiaries paid aggregate cash compensation of approximately RMB0.3 million ($47,000) to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Options, Restricted Shares and Share Incentive Plans

We adopted our share incentive plan, or the Prior Plan, on April 18, 2008. We adopted our 2008 Performance Incentive Plan, or the New Plan, on July 2, 2008. Our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, lecturers and other eligible persons. An aggregate of 11,652,556 ordinary shares, or 10.9% of our issued share capital before taking into account this offering (and 8.2% after taking into account this offering assuming that the underwriters do not exercise their option to purchase additional ADSs), are reserved for issuance under the Prior Plan. Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is equal to 5% of the total number of ordinary shares issued and outstanding as of the effective date of this offering, plus an automatic annual increase on October 1 of each calendar year commencing with October 1, 2008, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, or (ii) such number of ordinary shares as may be determined by our board of directors.

As of the date of this prospectus, we have granted options under the Prior Plan for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers, including options to acquire a total of 10,060,600 ordinary shares granted to employees on April 18, 2008 and May 31, 2008, and options to acquire 984,900 ordinary shares granted to non-employees on April 18, 2008. These options were granted at an exercise price of $2.995966 per share, which price was the share purchase price used for certain outstanding ordinary shares sold by Champion Shine Trading Limited to certain purchasers, including Bertelsmann Asia Investments AG, a new investor in our company unrelated to the seller or us. The definitive share purchase agreement for the first closing of this transaction was executed on April 8, 2008 and the definitive share purchase agreement for the second closing was executed on May 7, 2008. See “Our Corporate History and Structure—Transactions Involving Our Securities.” The fair value of ordinary shares was determined to be approximately $2.5, which amount was derived by deducting from the transaction price of $2.995966 an amount of approximately $0.5, which represented the value of an embedded protective put option granted by the seller to the purchasers in the event a qualified public offering (as defined in the relevant transaction documents) is not completed by December 31, 2008. With the assistance of American Appraisal China Limited, an independent valuation firm, we estimated the total grant date fair value of the options to be approximately $13.0 million using the Black-Scholes option pricing model. We expect to recognize share-based compensation expenses, which may materially impact our future results of operations.

Options issued under our share incentive plans will generally vest over a period of four years, with 25% vesting on the first anniversary of the vesting start date designated in the board resolution granting such options and the remaining 75% vesting in six substantially equal semi-annual installments, with the first installment vesting on the last day of the sixth month following the month in which the first anniversary of the vesting start date occurs and an additional installment vesting on the last day of every six months thereafter.

Options granted under our share incentive plans generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. Generally, if the grantee’s employment or service with us is terminated for cause, all such grantee’s options under our share incentive plans, vested and unvested, immediately terminate and become unexercisable. On the other hand, if the grantee’s employment or service with us is terminated for any reason other than for cause, all such grantee’s vested options terminate and become unexercisable ninety days following the grantee’s last day of employment or service with us. In circumstances where there is a death or disability of the grantee, generally all unvested options immediately terminate and become unexercisable while vested options terminate and become unexercisable twelve months after the last date of employment or service with us. Generally, all unvested options granted under the Plan become fully vested immediately upon a change in the control of our company.

Our board of directors may amend, alter, suspend, or terminate our share incentive plans at any time, provided, however, that our board of directors must first seek the approval of the participants of our share incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, both Prior Plan and the New Plan will terminate in 2018.

The table below sets forth the option grants and restricted share issuances made to our directors and executive officers pursuant to our share incentive plans:

Name of Recipient	Type of Incentive Securities	Number of Ordinary Shares Issued, or to be Issued upon Option Exercise	Exercise or Issue Price per Ordinary Share	Date of Grant or Issue	Vesting Start Date	Date of Expiration
Ping Wei	options to purchase ordinary shares	1,398,300	$2.995966	April 18, 2008	May 1, 2008	April 17, 2018
Carol Yu	restricted ordinary shares	a certain number of ordinary shares in three installments with such number of ordinary shares determined based upon a total value of $100,000 on each date of issuance	the initial public offering price per share for the first installment, and the NYSE Arca closing price per share on each issuance date for the two subsequent installments	upon completion of this offering and the second and third anniversary of the date of effectiveness of this offering	fully vested immediately upon each issuance date	not applicable

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our ordinary shares as of the date of this prospectus assuming conversion of all of our outstanding series A convertible redeemable preferred shares, or preferred shares, into ordinary shares, as adjusted to reflect the sale of the ADSs offered in this offering by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares;

and further assuming that the underwriters do not exercise their over-allotment option.

	Ordinary shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number(1)	Percent(2)	Number(1)	Percent(2)
Directors and Executive Officers:
Zhengdong Zhu(3)	69,307,159	64.9%	69,307,159	48.9%
Baohong Yin(4)	69,307,159	64.9%	69,307,159	48.9%
Hongfeng Sun(5)	5,799,600	5.4%	5,799,600	4.1%
Xiaoshu Chen(6)	2,899,800	2.7%	2,899,800	2.0%
Yanping Chang(7)	2,899,800	2.7%	2,899,800	2.0%
Jianming Shi	—	—	—	—
Ruirong Yang	—	—	—	—
Liankui Hu	—	—	—	—
Carol Yu(8)	*	*	*	*
Ping Wei	*	*	*	*
Directors and Executive Officers Combined	81,220,978	76.0%	81,260,978	57.3%
Principal Shareholders:	—	—
Champion International Holdings Limited(9)	57,996,000	54.3%	57,996,000	40.9%
Champion Shine Trading Limited(10)	22,910,359	21.4%	22,910,359	16.2%
Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited(11)	10,890,169	10.2%	10,890,169	7.7%
Artson Limited(12)	7,481,797	7.0%	7,481,797	5.3%

*	Beneficially owns less than 1% of our ordinary shares.

(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after the date of this prospectus.

(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this prospectus. The total number of ordinary shares outstanding immediately prior to this offering is 106,840,594, assuming conversion of all preferred shares into ordinary shares at a rate of 1.1514 ordinary shares for each preferred share. The total number of ordinary shares outstanding after completion of this offering will be 141,840,594 assuming the underwriters do not exercise their over-allotment option, or 147,090,594 if the underwriters exercise their over-allotment option in full, and also includes the number of ordinary shares into which preferred shares are convertible calculated at a rate of 1.1514 ordinary shares for each preferred share.

(3)	Includes 22,910,359 ordinary shares held by Champion Shine Trading Limited and 46,396,800 ordinary shares held by Champion International Holdings Limited. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Champion International Holdings Limited, or Champion Holdings, is a Hong Kong limited liability company. Zhengdong Zhu holds 60% of the equity interest in Champion Holdings. Baohong Yin holds 20% of the equity interest in Champion Holdings. Zhengdong Zhu and Baohong Yin are husband and wife. The business address of Zhengdong Zhu is 18th Floor, Xueyuan International Tower 1, Zhichun Road, Haidian District, Beijing 100083, China.

(4)	Includes 46,396,800 ordinary shares held by Champion Holdings and 22,910,359 ordinary shares held by Champion Shine Trading Limited. Baohong Yin holds 20% of the equity interest in Champion Holdings. Zhengdong Zhu holds 60% of the equity interest in Champion Holdings and he is the sole shareholder of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. The business address of Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

(5)	Includes 5,799,600 ordinary shares held by Champion Holdings. Hongfeng Sun holds 10% of the shares in Champion Holdings. The business address of Hongfeng Sun is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

(6)	Includes 2,899,800 ordinary shares held by Champion Holdings. Xiaoshu Chen holds 5% of the equity interest in Champion Holdings. The business address of Xiaoshu Chen is Southeastern University, No. 2 Sipailou, Nanjing 210096, China.

(7)	Includes 2,899,800 ordinary shares held by Champion Holdings. Yanping Chang holds 5% of the equity interest in Champion Holdings. The business address of Yanping Chang is Room 1308, Building 2, Yihaihuayuan, Furunyuan, Fengtai District, Beijing, China.

(8)	Carol Yu has agreed to become our independent director effective upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Our board of directors has approved the issuance of a certain number of restricted shares to Ms. Yu in three installments. The initial installment of such restricted shares will be issued on the completion of this offering, and the remaining two installments will be issued on the second anniversary and third anniversary of the effective date of this offering. The number of restricted shares to be issued on the initial installment date will be equal to the quotient yielded by dividing US$100,000 by the ordinary share price calculated based on the price at which our ADSs are sold to the public in this offering, which we currently estimate will be 53,333 ordinary shares based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. The number of restricted shares to be issued on each subsequent issuance date will be equal to the quotient yielded by dividing US$100,000 by the ordinary share price calculated based on the closing price of our ADSs listed on NYSE Arca or any then listing venue of the company on such issuance date.

(9)

Includes 57,996,000 ordinary shares held by Champion Holdings. Champion Holdings is a Hong Kong limited liability company owned by our directors and executive officers Zhengdong Zhu, Baohong Yin, Hongfeng Sun, Yanping Chang and Xiaoshu Chen.

(10)

Includes 22,910,359 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. The address of Champion Shine Trading Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(11)	Includes 3,306,121 ordinary shares held by Orchid Asia III, L.P., 102,251 ordinary shares held by Orchid Asia Co-Investment Limited, 7,257,274 ordinary shares issuable upon conversion of our preferred shares held by Orchid Asia III, L.P. and 224,523 ordinary shares issuable upon conversion of our preferred shares held by Orchid Asia Co-Investment Limited. Orchid Asia III, L.P. is exempted limited partnership formed under the laws of the Cayman Islands. Orchid Asia Co-Investment Limited is a British Virgin Islands company. Both Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited are part of Orchid Asia Group Management, Ltd., an investment group that focuses on companies in Asia and China in particular. Orchid Asia III, L.P. is controlled by Orchid Asia Group Management Limited, which is in turn controlled by Orchid Asia Group Limited. Orchid Asia Co-Investment Limited is an investment special purpose vehicle that may invest outside of and alongside Orchid Asia III. L.P. in any portfolio investments. Both Orchid Asia Group Limited and Orchid Asia Co-Investment Limited are controlled by YM Investment Limited, which is in turn controlled by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming, Veronica as the settlor, Managecorp Limited as trustee, and Ms. Lam Lai Ming and her family members as the beneficiaries. The address of Orchid Asia III, L.P. is c/o Orchid Asia Hong Kong Management Co. Ltd., Suite 6110, 61/F, The Center, 99 Queen’s Road, Central, Hong Kong. The address of Orchid Asia Co-Investment Limited is c/o Orchid Asia Hong Kong Management Co. Ltd., Suite 6110, 61/F, The Center, 99 Queen’s Road, Central, Hong Kong.

(12)	Includes 7,481,797 ordinary shares issuable upon conversion of our preferred shares by Artson Limited, a British Virgin Islands company. Artson Limited is part of Morningside group, a private investment group founded by the Chan family of Hong Kong. The address of Artson Limited is c/o MTI Administration Limited, 22/F Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong.

None of the record holders of our outstanding shares prior to this offering resides in the United States.

Immediately prior to this offering, under the terms of our preferred shares, all of our outstanding preferred shares will automatically convert into ordinary shares.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Certain of our major shareholders and their affiliates have indicated their desire to subscribe for the ADSs offered in this offering. None of such shareholders or their affiliates is currently under any obligation or has any contractual right to purchase any ADSs in this offering, and their interest in purchasing ADSs in this offering is not a commitment to do so.

RELATED PARTY TRANSACTIONS

Share Repurchases and Private Placement

In March 2007, CDEL Hong Kong issued and sold in a private placement an aggregate of 12,996,000 series A convertible redeemable preferred shares, or preferred shares, to three investors, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited, at a price per share of $0.615553 for an aggregate purchase price of $7.9 million, net of issuing expenses of approximately $0.1 million. Immediately after the purchase of preferred shares by the three investors, CDEL Hong Kong repurchased from Champion Shine Trading Limited, or Champion Shine, a 30.4% shareholder of CDEL Hong Kong, 8,123,000 ordinary shares at the price of $0.615553 per share, amounting to an aggregate purchase price of $5.0 million.

We incorporated CDEL Cayman in the Cayman Islands in January 2008 as our listing vehicle. CDEL Cayman became our immediate holding company in March 2008 when it issued shares to the existing shareholders of CDEL Hong Kong in exchange of all of the outstanding shares of CDEL Hong Kong at a rate of 1,000 shares in CDEL Cayman in return for each share in CDEL Hong Kong.

In accordance with the provisions of our shareholders agreement entered into with the three holders of our preferred shares, we adjusted the conversion price of the preferred shares to $0.534636 per share due to our net profit (as defined in the shareholders agreement) for the fiscal year ended September 30, 2007 not reaching a pre-determined target of RMB50 million ($7.1 million), as a result of which each preferred share became convertible into 1.1514 ordinary shares. In addition, the conversion price of our preferred shares may be subject to further adjustment if our net profit (as defined in the shareholders agreement) for the fiscal year ending September 30, 2008 does not reach a pre-determined target of RMB100 million ($14.3 million), provided, however, that no such adjustment will occur if our initial public offering is completed by December 31, 2008.

Shareholders Agreement

We have entered into a shareholders agreement with our three holders of preferred shares and our existing holders of ordinary shares. Pursuant to the shareholders agreement, we granted certain registration rights to holders of our registrable securities. Registrable securities include (i) our ordinary shares issuable or issued upon conversion of our preferred shares, (ii) any of our ordinary shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i), and (iii) any other ordinary shares owned or acquired by any of holders of our preferred shares, excluding, among others, shares sold in a public offering. On July 25, 2008, the parties amended the shareholders agreement solely for the purpose of revising the definition of a qualified public offering to be a firm commitment underwritten public offering of our ordinary shares as represented by ADSs on NYSE Arca.

Under the terms of the agreement, from the date that is six months after the closing of our initial public offering, holders of a majority in interests of our then outstanding registrable securities may require us to effect the registration for the sale of their registrable securities. We are obliged to effect up to five demand registrations. We have the right to defer filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we can not utilize this right more than once in any twelve-month period.

Holders of registrable securities also have “piggyback” registration rights, pursuant to which they may require us to register all or any part of the registrable securities then held by such holders when we file any registration statements for purposes of effecting a public offering of our securities.

If any of the offerings relating to a demand registration or a piggyback registration involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, where the number of registrable securities included in an underwritten public offering is to be reduced, the securities other than registrable shares must be reduced before any registrable securities may be reduced, and the number of our registrable shares that are included in such offering may not be reduced to less than 75% of the aggregate number of our registrable shares requested to be included in such underwriting.

Holders of registrable securities may also require us to effect a registration on Form S-3 or Form F-3 and any related qualification or compliance, as applicable, for a public offering of all or a part of their registrable securities so long as we are entitled to use Form S-3 or Form F-3 for such offering. However, we are not obliged to effect any such registration, when (i) the aggregate price to the public of such offering is less than $500,000, or (ii) within the six month period preceding the date of such request, we have already effected a registration other than the registration from which the registrable securities of such holders have been excluded. We have the right to defer such filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we can not utilize this right more than once during any twelve-month period.

We are generally required to pay all expenses relating to any demand, piggyback or F-3 or S-3 registration other than all selling expenses or other amounts payable to underwriters or brokers for selling shareholders, if applicable.

We will have no obligations to effect any demand, piggyback or F-3 or S-3 registration with respect to any registrable securities after five years following the consummation of our initial public offering.

In addition, the shareholders agreement also provides for other rights to the holders of our preferred shares, all of which rights will automatically terminate upon the completion of the above-mentioned qualified initial public offering. These rights include (i) the right to receive certain financial statements, plans and reports to be prepared by us and to inspect our facilities, accounting records and books on demand, (ii) the right to elect two of the eight directors on our board, (iii) pre-emptive rights to participate in issuances of new securities by us, excluding, among others, securities issued pursuant to an initial public offering meeting the criteria set forth above, (iv) right of first refusal with respect to any proposed share transfers by any of the holders of our ordinary shares, and (v) the co-sale right with respect to any proposed share transfers by any of the holders of our ordinary shares.

Conversion of Our Preferred Shares

On July 25, 2008, all holders of our preferred shares, voting as a single class, unanimously consented to each preferred share being automatically converted into our ordinary shares on a conversion price of US$0.534636 immediately prior to this offering, provided that such consent will be revoked and withdrawn in the event that the offering is not consummated on or prior to December 31, 2008.

Transactions with Certain Related Parties

In 2005, 2006 and 2007, Champion Technology and Champion Education Technology, our PRC subsidiaries, and Beijing Champion, our affiliated entity, leased various office spaces from Zhengdong Zhu, our chairman and chief executive officer. As of the date of this prospectus, all of these leases have been terminated. We and Mr. Zhu have acknowledged in writing that there is no further claim against each other under such leases.

In December 2006, Beijing Champion purchased an office space of 671.5 square meters from Mr. Zhu at a purchase price of $1.2 million. The price was determined by an independent third-party asset appraisal. Beijing Champion paid the purchase price in full in April 2007 and the title of the premises was transferred to Beijing Champion at the same time.

In June 2007, Champion Technology purchased an office space of 335.6 square meters from Mr. Zhu at a purchase price of $0.7 million. The price was determined by an independent third-party asset appraisal. Champion Technology paid the purchase price in full in December 2007 and the title of the premises was transferred to Champion Technology at the same time.

In June 2007, Champion Education Technology purchased an office space of 361.7 square meters from Mr. Zhu at a purchase price of $0.8 million. The price was determined by an independent third-party asset appraisal. Champion Education Technology paid the purchase price in full in September 2007 and the title of the premises was transferred to Champion Education Technology at the same time.

In December 2006, Champion Technology and Mr. Zhu jointly provided a counter guarantee to Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd., which in turn provided a guarantee for a short term borrowing in the amount of $0.4 million incurred by Beijing Champion to Bank of Beijing. The loan was fully repaid in December 2007 by Beijing Champion.

Agreements among CDEL Hong Kong, Champion Technology, Champion Education Technology, Beijing Champion and Its Shareholders

See “Our Corporate History and Structure—Corporate Structure and Arrangements with Our Affiliated PRC Entity.”

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of 480,000,000 ordinary shares, par value $0.0001 per share, and 20,000,000 series A convertible redeemable preferred shares, or preferred shares, par value $0.0001 per share. As of the date of this prospectus, 91,877,000 ordinary shares, 12,996,000 preferred shares convertible into ordinary shares, and options to purchase 11,045,500 ordinary shares are issued and outstanding. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be converted into ordinary shares and our authorized share capital will be divided into 500,000,000 ordinary shares, par value $0.0001 per share.

We were incorporated as an exempted company with limited liability under the Companies Law (2007 Revision) Cap. 22 of the Cayman Islands, or the Companies Law, in January 2008. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including the filing of an annual return of its shareholders with the Registrar of Companies;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

Upon the completion of this offering, our affairs will be governed by our second amended and restated memorandum and articles of association and the Companies Law. The following summarizes the material terms of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read the form of our second amended and restated memorandum and articles of association, which will be filed as exhibits to the registration statement of which this prospectus is a part.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in accordance with the provisions of the deposit agreement in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares—Voting Rights.”

Meetings

Subject to the company’s regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than ten days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our second amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors and may not be called by any other person. Any shareholder wishing to propose matters to be considered at a general meeting must submit such proposal to our board of directors at least five days prior to the meeting date together with information of such shareholder’s beneficial ownership.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; (ii) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.

Two shareholders present in person or by proxy that represent not less than one-third in nominal value of our total issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our second amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “—Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share which such shareholder is the holder.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house (or its nominee(s)), being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands that may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our second amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (iii) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our second amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our second amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders meeting.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our second amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our second amended and restated memorandum of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our second amended and restated articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under the share incentive plan for employees upon which a restriction on transfer imposed thereby still subsists, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by NYSE Arca or in any other form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as NYSE Arca may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of NYSE Arca, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our second amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our second amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the NYSE Arca, the U.S. Securities and Exchange Commission, or the SEC, or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (ii) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our directors may also resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and revert to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•

all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•

we have caused an advertisement to be published in newspapers in the manner stipulated by our second amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and NYSE Arca has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance.    Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our second amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of NYSE Arca or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Board of Directors

We are managed by our board of directors. Our second amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time pursuant to a special resolution of our shareholders but must consist of not less than two directors. There is no maximum number of directors unless otherwise determined by our shareholders in general meeting. Any director on our board may be removed by way of a special resolution of our shareholders. Any vacancies on our board of directors can be filled by way of an ordinary resolution of our shareholders and additions to the existing board of directors can be filled by way of a special resolution of our shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a simple majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time deemed necessary by our chairman or one third or more of the members of our board of directors. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors shall be competent to make lawful and binding decisions if a majority of the members of our board of directors are present or represented. At any meeting of our directors, each director, be it by such director’s presence or by such director’s alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have an additional or casting vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Committees of the Board of Directors

Pursuant to our second amended and restated articles of association, our board of directors has established an audit committee, a compensation committee and a nomination committee.

Issuance of Additional Ordinary Shares or Preferred Shares

Our second amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Registration Rights Under Shareholders Agreement

In connection with our sale of preferred shares to Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited in March 2007, we and our existing shareholders entered into a Shareholders Agreement. Under this agreement, our preferred shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. For a more detailed description of these registration rights and the terms upon which they will terminate, see “Related Party Transactions—Shareholders Agreement.”

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, NY 10005, USA, is the depositary for the ADSs representing our ordinary shares. Each ADS will represent an ownership interest in four ordinary shares (or a right to receive four shares) which will be deposited with Deutsche Bank AG, Hong Kong Branch, currently located at 52/F Cheung Kong Centre, 2 Queens Road, Central, Hong Kong S.A.R., China, the custodian, under the deposit agreement among ourselves, the depositary and you as an ADS holder. In the future, each ADS will also represent any securities, cash or other property that may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA, which is also the principal executive office of the depositary.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipts, or ADRs, evidencing the ADSs. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may also obtain a copy of the deposit agreement at the SEC’s public Reference Room located at 100 F Street, N.E., Washington D.C. 20549, United States of America. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov. Copies of the deposit agreement and the form of ADRs are also available for inspection at the corporate trust office of the depositary and at the principal office of the custodian. The depositary will keep books at its corporate trust office for the registration of ADRs and transfers of ADRs which, at all reasonable times, shall be open for inspection by ADS holders, provided that inspection shall not be for the purpose of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or DRS, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. The deposit agreement sets out ADS holder rights, representations and warranties as well as the rights and obligations of the depositary.

If you become a holder of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as a holder of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by Cayman Islands law, which may be different from the laws in the United States.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees, charges and expenses and any taxes withheld and governmental charges incurred, duties or governmental charges. You will receive these distributions in proportion to the number of shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars, if it can do so in its judgment on a practicable basis and can transfer the U.S. dollars to the United States upon an averaged or other practicable basis without regard to any distinctions among ADS holders on account of exchange restrictions, the date of delivery of any ADR or otherwise. If that is not practicable, lawful or if any governmental agency or authority approval or licence is needed and cannot be obtained or cannot be obtained without unreasonable cost or within a reasonable period, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is practicable to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges together with fees and expenses of the depositary that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares.    The depositary may, upon our timely instruction, distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law subject to deduction of fees, charges and expenses of the depositary and taxes and governmental charges in accordance with the provisions of the deposit agreement. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. If we offer or cause to be offered to holders of the ordinary shares an option to elect to receive dividends in fully paid shares instead of cash, we will consult with the depositary to determine whether that option will be made available to you and, if so, the related procedures.

Elective Distributions in Cash or Shares.    If we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in ordinary shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

Rights to Purchase Additional Shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary, after consultation with us and having received timely notice of such distribution by us, has discretion to determine how these rights are made available to you as a holder of the ADSs. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. The depositary could decide that it is not legal or reasonably practical to make the rights available to you, or it could decide that it is only legal or reasonably practical to make the rights available to some but not all of the holders of the ADSs. The depositary could decide to sell the rights and distribute the proceeds in the same way as it does with cash. If the depositary decides that it is not legal or reasonably practical to make the rights available to you or sell the rights, the rights that are not distributed or sold could lapse. In that case, you will receive no value for them. The depositary is not responsible for a failure in determining whether or not it is legal or reasonably practical to distribute the rights to holders of ADSs in general or any holder in particular, for any foreign exchange exposure or loss incurred in connection with such sale or exercise or the content of any material forwarded to you by the depositary on our behalf. The depositary is liable for damages, however, if it acts with gross negligence or willful misconduct, in accordance with the provisions of the deposit agreement.

If the depositary makes rights available to you, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges that the rights require you to pay.

U.S. securities laws or laws of the Cayman Islands may restrict the sale, deposit, transfers and cancellation of the ADSs represented by ordinary shares purchased upon the exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares under a separate restricted deposit agreement that will contain the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.    Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it deems practical in proportion to the number of ADSs held by you, upon receipt of applicable fees and charges of, and expenses incurred by, the depositary and net of any taxes and other governmental charges withheld. If it cannot make the distribution in that way, or has not received a timely request for distribution from us, the depositary has a choice. It may decide to sell by public or private sale, net of fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges, what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to dispose of such property in any way it deems reasonably practicable for nominal or no consideration. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary may dispose of all or a portion of the property so distributed and deposited in such amounts and in such manner (includes public or private sale) as the depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) and after governmental charges applicable to the distribution.

The depositary shall not be held responsible for the failure to make a distribution if the depositary determines that it is unlawful or impractical to make the distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal, infeasible or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive ordinary shares with the custodian. Upon each deposit of shares, receipt of related documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of, and expenses incurred by, the depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled.

Except for shares deposited by us in connection with this offering, no shares will be accepted for deposit during the 180-day lock-up period commencing on the date of this prospectus. This 180-day lock-up period is subject to adjustment under certain circumstances as described in the deposit agreement.

How do ADS holders cancel ADSs?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of the fees and charges of, and expenses incurred by the depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may receive notice of the meeting without sufficient time to effect withdrawal of your shares. The voting rights of holders of ordinary shares are described in “Description of Share Capital.”

Upon receipt of timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your

ADSs as you direct or you will be deemed to have directed. For instructions to be valid, the depositary must receive them on or before the date specified by the depositary in this regard. The depositary will try, as far as practical, subject to any applicable laws and the provisions of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. Under the deposit agreement, if we do not timely procure the demand for a vote by poll with respect to any given resolution, and no other relevant party has made such a demand, the depositary shall refrain from voting and any voting instructions received from any ADS holders shall lapse. The depository will have no obligation to demand voting on a poll basis with respect to any resolution and shall have no liability to any holder for not having demanded voting on a poll basis.

If the depositary (i) does not timely receive voting instructions from you or (ii) timely receives voting instructions from you but such voting instructions fail to specify the manner in which the depositary is to vote the deposited securities represented by your ADSs, the depositary shall deem you to have instructed the depositary to give a discretionary proxy to a person designated by us to vote such deposited securities and will give a discretionary proxy to a person designated by us to vote such deposited securities. The depositary will give such person a discretionary proxy in such circumstances to vote on all questions to be voted upon unless we inform the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we are aware that substantial shareholder opposition exists against the outcome for which our designee would vote; or

•	the outcome for which our designee would vote would materially and adversely affect shareholder rights.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions or for the effect of such vote. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

Fees and Expenses

Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary will also charge a fee of US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution, sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of US$2.00 per 100 ADSs for the operation and maintenance costs in administering the facility. You or persons depositing shares also may be charged the following expenses:

•

expenses incurred by the depositary, the custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository for the Cayman Islands: an annual fee of U.S.$1.00 per 100 ADSs (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the discretion of the depositary, subject to our prior consent, by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions);

•

taxes and other governmental charges incurred by the depositary or the custodian on any ADR or ordinary shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	cable, telex, electronic transmission and delivery expenses;

•

transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

•

fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

•	any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. We and the depositary may amend the fees described above from time to time.

The depositary has agreed with us to reimburse us for a portion of certain expenses incurred in connection with our initial public offering and the establishment and maintenance of the ADR program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs.

Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the depositary by the brokers receiving newly issued ADSs from the depositary and by the brokers delivering the ADSs to the depositary for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

In the case of cash distributions, fees are generally deducted from the cash being distributed. Service fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (certificated or DRS) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e., stock dividends, rights, etc.), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary may, if permitted by the settlement systems provided by DTC, collect the fees through such settlement systems (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in such case may in turn charge their clients’ accounts the amount of the service fees paid to the depositary.

In the event of refusal to pay the service fee, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the service fee from any distribution to be made to the ADS holder.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The custodian may refuse to deposit shares and the depositary may refuse to issue ADSs, deliver ADRs, register the transfer, split up or combination of ADRs, or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges, including any applicable interest and penalty, are paid. We, the depositary and/or the custodian may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes, including interest and penalty owed, and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:

•	change the nominal or par value of our ordinary shares;

•	reclassify, split up, subdivision, cancellation or consolidate any of the deposited securities;

•	recapitalize, reorganize, amalgamate, merge, consolidate, sell all or substantially all of our assets, or take any similar action; or

•	distribute securities on the ordinary shares that are not distributed to you;

Then:

•	the cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities; and

•

the depositary may, and will if we ask it to, subject to receipt of an opinion that such action is in accordance with applicable law and regulation, (i) distribute some or all of the cash, securities or other property it received; (ii) deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities; (iii) sell any securities or property received at public or private sale and allocate the net proceeds of such sale for the account of holders of ADSs on an averaged or other practicable basis without regard to any distinctions among holders and distribute the net proceeds as cash; or (iv) treat the cash, securities or other property it receives as part of the deposited securities, and each ADS will then represent a proportionate interest in that property subject in all cases to the fees, charges and expenses of the depositary and taxes and governmental charges withheld.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In this case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs upon payment of any fees, charges, taxes or other governmental charges. After expiration of six months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary, including its agents:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if either of us is prevented, forbidden or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•

are not liable if either of us exercises or fails to exercise discretion permitted under the deposit agreement, the provisions of or governing the deposited securities or our memorandum and articles of association;

•	have no obligation to become involved in a lawsuit or other proceeding related to the deposited securities or ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper person;

•

disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, shares or deposited securities.

In the deposit agreement, we have agreed to indemnify the depositary under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•

payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may also suspend the issuance and delivery of ADSs, the deposit of shares, the registration, transfer, split up or combination of ADSs or the withdrawal of deposited securities generally when the register of the depositary is closed or at any time if the depositary or we think it necessary or advisable to do so.

Your Right to Receive the Ordinary Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

when there are temporary delays caused by (1) the closing of the depositary’s or our transfer books; (2) the transfer of shares is blocked to permitting voting at a shareholders’ meeting; or (3) payment of dividends;

•	when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release transaction is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release transaction. The depositary may pre-release ADSs or shares only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made (1) represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited, (2) assigns all beneficial right, title and interest in such shares or ADSs to the depositary for the benefit of the holders of ADSs, (3) undertakes to not take any action with respect to such shares or ADSs that is inconsistent with the transfer of beneficial ownership (including without the consent of the depositary, disposing of such shares or ADSs other than in satisfaction of such pre-release), (4) indicates the depositary as owner of such shares or ADSs in its records, and (5) unconditionally guarantees to deliver such shares or ADSs to the depositary or the custodian as the case may be; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (c) the depositary must be able to close out the pre-release on not more than five business days’ notice; and (d) each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (i) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (ii) where otherwise required by market conditions.

The Depositary

Who is the Depositary?

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated on March 5, 1903 in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, NY 10005, USA and the registered number is BR1026. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA. The depositary operates under the laws and jurisdiction of the State of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares or our ADSs, and while application has been made for our ADSs to be listed on NYSE Arca, we cannot assure you that an active trading market for our ADSs will develop or be sustained after this offering. Future sales of substantial amounts of our ADSs in the public market following this offering or the perception that such future sales may occur could adversely affect the market price of our ADSs prevailing from time to time. We currently do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

Upon completion of this offering, we will have 8,750,000 outstanding ADSs representing approximately 24.7% of our issued and outstanding ordinary shares. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable without restriction or further registration under the Securities Act, except for any ADSs purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold over NYSE Arca only if they are the subject of an effective registration statement under the Securities Act registered or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Lock-Up Agreements

We have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus not to offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, including the filing (or participation in the filing) of a registration statement under the Securities Exchange Act, without the prior written consent of the underwriters:

•	any ordinary shares or ADSs representing ordinary shares;

•

any securities that are substantially similar to the ordinary shares or ADSs referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or the ADSs referred to above.

In addition, we have agreed to cause each of our subsidiaries not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriters, any of the securities referred to above.

Furthermore, each of our directors, executive officers and existing shareholders has entered into a similar 180 day lock-up agreement with respect to our ordinary shares, ADSs representing our ordinary shares and securities that are similar to our ordinary shares or ADSs representing our ordinary shares. These parties collectively own 100% of our outstanding ordinary shares immediately prior to this offering.

The restrictions described in the preceding three paragraphs will be automatically extended under certain circumstances. See “Underwriting.” These restrictions do not apply to (1) the ADSs and the ordinary shares underlying such ADSs being offered in connection with this offering and (2) up to 1,312,500 ADSs and the ordinary shares underlying such ADSs that may be purchased by the underwriters if they exercise their option to purchase additional ADSs in full.

In addition, according to our deposit agreement, except for shares deposited by us in connection with this offering, no shares will be accepted for deposit during the 180-day lock-up period commencing on the date of this prospectus. This 180-day lock-up period is subject to adjustment under certain circumstances as described in the deposit agreement.

We are not aware of any plans by any significant shareholder to dispose of significant numbers of ADSs or ordinary shares. We cannot assure you, however, that one or more existing shareholders will not dispose of significant numbers of ADSs or ordinary shares in the future. See “Principal Shareholders” for a description of our significant shareholders. No prediction can be made as to the effect, if any, that future sales of ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

After the expiration of the lock-up agreements, the ordinary shares subject to the lock-up agreements, and ADSs representing such shares, will be freely eligible for sale in the public market as described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned our restricted securities for at least six months would be entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 1,418,406 shares immediately after this offering; and

•	the average weekly trading volume of our ADSs on NYSE Arca during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

In general, under Rule 701, any of our employees, directors, officers or consultants who purchase ordinary shares from us in connection with a written compensatory share or option plan or other written agreement before the effective date of this offering is entitled to sell these ordinary shares in reliance on Rule 144. Rule 701 provides that affiliates may sell their Rule 701 ordinary shares under Rule 144 without having to comply with the holding period and notice filing requirements of Rule 144, and that non-affiliates may sell those ordinary shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice requirements under Rule 144. However, the Rule 701 shares would remain subject to any existing lock-up arrangements and would only become eligible for sale when the applicable 180-day lock-up period expires, or is waived by the underwriters.

Registration Rights

Upon completion of this offering, the holders of 10.5% of our outstanding shares, or their transferees will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lockup agreements described above. For a further description of these registration rights, see “Related Party Transactions—Shareholders Agreement.”

TAXATION

The following is a summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs and ordinary shares. The summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The summary is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us. To the extent the discussion relates to matters of current U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of O’Melveny & Myers LLP, our special U.S. counsel. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from January 29, 2008.

People’s Republic of China Taxation

China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification which if applied could treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is the possibility of a 10% withholding tax being imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs. See “Risk Factors—General Risks Relating to Conducting Business in China—Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you beneficially own our ADSs or ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	U.S. expatriates;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollars;

•	persons liable for alternative minimum tax; or

•	persons who own ADSs or ordinary shares and who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time.

Prospective purchasers are urged to consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares and are:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

The discussion below assumes that the representations in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Dividends on ADSs and Ordinary Shares

We do not anticipate paying dividends on our ADSs and ordinary shares in the foreseeable future. See “Dividend Policy.”

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs and ordinary shares (including the amount of any taxes withheld therefrom, if any) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares will constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs or ordinary shares continue to be readily tradable on NYSE Arca or another established securities market in the U.S. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S Holder’s adjusted tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends may constitute foreign source passive income for purposes of the U.S. foreign tax credit rules.

You should consult your own tax advisor as to your ability and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year or in the foreseeable future, although it is not clear how the contractual arrangements between us and our affiliated entity will be treated for purposes of the PFIC rules. Our expectations regarding our status as a PFIC are based in part on our estimates of the value of our assets as determined based on the assumed initial public offering price of our ADSs and ordinary shares and the expected price of our ADSs and ordinary shares following the offering. However, because our actual PFIC status for any given taxable year cannot be determined until the close of that taxable year, we could be a PFIC for the current or future taxable years.

We will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares.

PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. We currently hold, and expect to continue to hold following this offering, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market price of our ADSs or ordinary shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of Internet companies have been especially volatile), we may be a PFIC for any taxable year. Our special U.S. counsel expresses no opinion with respect to our expectations in this paragraph.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs and Ordinary Shares” section above.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs or ordinary shares are “marketable.” Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as NYSE Arca. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs or ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs or ordinary shares. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITING

We intend to offer the ADSs through the underwriters named below. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the joint bookrunning managers of the offering and are acting as the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase from us, and we have agreed to sell to that underwriter, the number of ADSs set forth opposite the underwriter’s name.

Underwriter	Number of ADSs
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Oppenheimer & Co. Inc.
Piper Jaffray & Co.

Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are committed to take and pay for all of the ADSs offered by us if any ADSs are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per ADS. The underwriters may allow, and such dealers may reallow, a concession not in excess of $             per ADS on sales to certain other dealers. After the initial offering, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of our ADSs offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,312,500 additional ADSs at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated to, subject to certain conditions, purchase a number of additional ADSs approximately proportionate to that underwriter’s initial purchase commitment.

We, our executive officers, directors and all of our existing shareholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, offer, sell, contract to sell, pledge, lend, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of, or otherwise dispose of, directly or indirectly, including the filing (or participation in the filing) of a registration statement under the Securities Act relating to, our ADSs or ordinary shares or any securities convertible into or exchangeable for our ADSs or ordinary shares, except that we may issue and sell ordinary shares pursuant to our share incentive plans in effect at the date of this prospectus and we may issue ordinary shares issuable upon the conversion of securities outstanding at the date of this prospectus. In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or a press release announcing a significant event or (y) prior to the expiration of such 180 days, we announce that we will release earnings or issue a press release announcing a significant event during the 16-day period beginning on the last day of such 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the date of the earnings or the press release. This lock-up arrangement also applies to ADSs acquired after the date of this prospectus. In addition, according to our deposit agreement, except for shares deposited by us in connection with this offering, no shares will be accepted for deposit during the 180-day lock-up period commencing on the date of this prospectus. This 180-day lock-up period is subject to adjustment under certain circumstances as described in the deposit agreement.

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Prior to this offering, there has been no public market for our ADSs. Consequently, the initial public offering price for the ADSs was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the ADSs will sell in the public market after this offering will not be lower than this initial public offering price or that an active trading market in our ADSs will develop and continue after this offering.

We expect our ADSs to be approved for listing on NYSE Arca, subject to notice of issuance, under the symbol “DL.”

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$
Per ADS	$	$
Total	$	$

Total expenses for this offering are estimated to be approximately $3.4 million, including SEC registration fees of $4,500, the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.), or FINRA, filing fees of $12,000, NYSE Arca listing fees of $0.2 million, printing expenses of approximately $0.3 million, legal fees of approximately $1.0 million, accounting fees of approximately $1.6 million, roadshow costs and expenses of approximately $0.1 million, and other out-of-pocket expenses of approximately $0.2 million. All amounts are estimated except for the SEC registration fees, the FINRA filing fees and NYSE Arca listing fees.

In connection with the offering, the representatives on behalf of the underwriters, may purchase and sell ADSs in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ADSs in excess of the number of ADSs to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of ADSs made in an amount up to the number of ADSs represented by the underwriters’ over-allotment option. In determining the source of ADSs to close out the covered syndicate short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of ADSs in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of ADSs in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ADSs in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases ADSs originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE Arca or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 700,000 of the ADSs offered by this prospectus for our directors, officers, employees, business associates and related persons through a reserved share program. There can be no assurance that any of the reserved ADSs will be so purchased. The number of ADSs available for sale to the general public in this offering will be reduced to the extent that the reserved ADSs are purchased in the reserved share program. Any reserved ADSs that are not purchased through the reserved share program will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

Some of the underwriters and their affiliates may, from time to time, engage in transactions and perform services for us, our subsidiaries or our affiliates in the ordinary course of their business for which they will receive customary fees and expenses.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. The representatives will allocate ADSs to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Citigroup Global Markets Inc.’s address is 388 Greenwich Street, New York, New York 10013, United States of America, and Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, 250 Vesey Street, New York, New York 10080, United States of America.

Selling Restrictions

European Economic Area.    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of the ADSs to the public in that Relevant Member State may be made at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.    An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA).

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Japan.    The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended, or the Financial Instruments and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong.    The ADSs may not be offered or sold by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a

“prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance, and no advertisement, invitation or document relating to our ADSs may be issued which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than 200,000 Singapore dollars (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter may not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

United Arab Emirates.     This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (UAE). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Kingdom of Bahrain.     The offering is restricted in the Kingdom of Bahrain to banks, financial institutions and professional investors and any person receiving this prospectus in the Kingdom of Bahrain and not falling within those categories is ineligible to purchase the ADSs.

State of Kuwait.    The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Kingdom of Saudi Arabia.     No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ADSs may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

LEGAL MATTERS

Certain matters of United States Federal and New York State law will be passed upon for us by O’Melveny & Myers LLP, and will be passed upon for the underwriters by Latham & Watkins LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers, Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Commerce  & Finance Law Offices.

EXPERTS

The consolidated financial statements of China Distance Education Holdings Limited at September 30, 2007 and 2006 and for each of the three years in the period ended September 30, 2007 appearing in this prospectus and Registration Statement have been audited by Ernst & Young Hua Ming, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Ernst & Young Hua Ming are located at 21 Floor, China Resources Building, No. 5001 Shennandong Road, Shenzhen, the People’s Republic of China, 518001.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (No. 333-152167) and the depositary has filed a registration statement on Form F-6, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs offered by this prospectus, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review a full text of these documents.

Upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and submit other reports and information under cover of Form 6-K with the SEC. As a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. You may read and copy any document we file with the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

We will furnish to Deutsche Bank Trust Company Americas, as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives in accordance with the provisions of the deposit agreement .

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Distance Education Holdings Limited

We have audited the accompanying consolidated balance sheets of China Distance Education Holdings Limited (the “Company”) and its subsidiaries (together, the “Group”) as of September 30, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at September 30, 2006 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Shenzhen, the People’s Republic of China

March 31, 2008

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. Dollars (“US$”))

		As at September 30,
	Notes	2006	2007
		US$	US$
ASSETS

Current assets:
Cash and cash equivalents		690	7,106
Accounts receivable	3	—	141
Inventories	4	7	119
Prepayment and other current assets	5	362	209
Deferred tax assets, current portion	14	454	1,412
Amounts due from related parties	15	3	—

Total current assets		1,516	8,987

Non-current assets:
Deferred cost		—	215
Property, plant and equipment, net	6	1,665	4,828
Goodwill	1,7	111	4,119
Other intangible assets, net	7	219	870
Deposit for non-current assets (including related party amounts of US$nil and US$666 as of September 30, 2006 and 2007, respectively)	8	463	833
Deferred tax assets, non-current portion	14	—	8
Other non-current assets		14	68

Total non-current assets		2,472	10,941

Total assets		3,988	19,928

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		As at September 30,		Pro forma shareholders’ equity (note 2) as at September 30, 2007

	Notes	2006	2007
		US$	US$	US$
				(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank borrowing	9	—	399
Long-term bank borrowings, current portion	9	47	47
Accrued expenses and other liabilities	10	804	965
Income tax payable	14	135	32
Amount due to a related party	15	37	—
Deferred revenue		1,784	2,524
Refundable fees		53	1,907

Total current liabilities		2,860	5,874

Non-current liabilities:
Long-term bank borrowings, non-current portion	9	395	367
Deferred tax liabilities, non-current portion	14	12	—

Total non-current liabilities		407	367

Total liabilities		3,267	6,241

Commitments and contingencies	17

Series A convertible contingently redeemable preferred shares (par value of US$0.0001 per share; Authorized—20,000,000 shares at September 30, 2006 and 2007; Issued and outstanding—nil and 12,996,000 shares at September 30, 2006 and 2007, respectively; pro forma nil (unaudited). At September 30, 2007, aggregate liquidation preference and redemption amounts were US$8,000 and US$8,903, respectively (2006-nil))	11	—	903	—

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2006 and 2007, respectively; Authorized—480,000,000 shares at September 30, 2006 and 2007; Issued and outstanding—100,000,000 and 91,877,000 shares at September 30, 2006 and 2007, respectively; 106,840,594 shares for pro forma (unaudited))	12	10	9	11
Additional paid-in capital	11	277	12,606	21,507
Foreign currency translation		35	433	433
Retained earnings (cumulative deficits)		399	(264)	(8,264)

Total shareholders’ equity		721	12,784	13,687

Total liabilities, preferred shares and shareholders’ equity		3,988	19,928

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		For the years ended September 30,
	Notes	2005	2006	2007
		US$	US$	US$
Sales, net of business tax, value-added tax and related surcharges:
Online education services		3,630	5,371	10,637
Books and reference materials		154	174	484
Others		55	122	725

Total net revenues		3,839	5,667	11,846

Cost of sales
Cost of services		(1,531)	(2,566)	(3,553)
Cost of tangible goods sold		(117)	(147)	(354)

Total cost of sales		(1,648)	(2,713)	(3,907)

Gross profit		2,191	2,954	7,939
Operating expenses:
Selling expenses		(339)	(1,676)	(1,285)
General and administrative expenses (including related party amounts of US$199, US$276 and US$205 for the years ended September 30, 2005, 2006 and 2007, respectively)	12	(1,541)	(1,400)	(1,638)

Total operating expenses		(1,880)	(3,076)	(2,923)
Other operating income	20	—	—	131

Operating income (loss)		311	(122)	5,147
Interest expense		(30)	(28)	(58)
Interest income		2	1	53

Income (loss) before income taxes		283	(149)	5,142
Income tax benefit	14	22	198	307

Net income		305	49	5,449

Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	11	—	—	(903)

Net income attributable to ordinary shareholders		305	49	4,546

Earnings per share
Basic	19	Nil	Nil	0.04

Diluted	19	Nil	Nil	0.04

Weighted average number of ordinary shares outstanding:
Basic and diluted shares	19	100,000,000	100,000,000	95,415,512

Pro forma loss per share
Basic and diluted on an as converted basis (unaudited)	19			(0.02)

Weighted average number of ordinary shares outstanding used in computation of:
Pro forma basic and diluted loss per share (unaudited)	19			108,411,512

The accompanying notes are an integral part of the consolidated financial statement.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

(Amounts in thousands of U.S. Dollars (“US$”))

	For the years ended September 30,
	2005	2006	2007
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	305	49	5,449

Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of property, plant and equipment	122	177	286
Amortization of other intangible assets	44	49	240
Write-downs of inventories to net realizable value	188	197	43
Deferred tax benefit	(59)	(339)	(963)

Changes in operating assets and liabilities:
Increase in accounts receivable	—	—	(138)
Decrease (increase) in prepayments, deposits and other assets	297	22	(53)
Increase in inventories	(178)	(186)	(151)
(Increase) decrease in amounts due from related parties	—	(4)	4
Change in deferred cost	—	—	(210)
Decrease (increase) in other non-current assets	68	17	(51)
Increase in accrued expenses and other liabilities	146	444	121
Increase in deferred revenue	381	816	728
(Decrease) increase in refundable fees	(11)	29	1,805
Increase (decrease) in income tax payable	37	52	(111)
(Decrease) increase in amounts due to related parties	(355)	27	(38)

Net cash generated from operating activities	985	1,350	6,961

CASH FLOWS FROM INVESTING ACTIVITIES
(Increase) decrease in advance to a magazine (note 5)	—	(220)	220
Acquisition of property, plant and equipment, net of related payables	(203)	(330)	(3,233)
Acquisition of other intangible assets	(33)	(57)	(118)
Payment of deposit for the acquisition of non-current assets (including related party amounts of US$nil, US$nil and US$666 for the years ended September 30, 2005, 2006 and 2007, respectively)	(56)	(400)	(782)

Net cash used in investing activities	(292)	(1,007)	(3,913)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of U.S. Dollars (“US$”))

	For the years ended September 30,
	2005	2006	2007
	US$	US$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series A convertible preferred shares (net of issuance costs of US$129)	—	—	7,871
Proceeds from short-term bank borrowing	—	—	384
Repurchase of ordinary shares	—	—	(4,975)
Repayment of long-term bank borrowings	(41)	(44)	(48)
Dividends paid	—	(743)	—

Net cash (used in) generated from financing activities	(41)	(787)	3,232

Exchange rate effect on cash and cash equivalent	20	19	136

Net increase (decrease) in cash and cash equivalents	672	(425)	6,416
Cash and cash equivalents at beginning of the year	443	1,115	690

Cash and cash equivalents at end of the year	1,115	690	7,106

Supplemental schedule of cash flows information:

Income tax paid	—	(89)	(563)
Interest paid	(30)	(28)	(58)
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accrued expenses and other liabilities	—	7	—
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	—	—	446

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. Dollars (“US$”), except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (cumulative deficits)	Total shareholders’ equity
		US$	US$	US$	US$	US$
Balance as of October 1, 2004	100,000,000	10	277	—	639	926
Comprehensive income
Net income for the year	—	—	—	—	305	305
Foreign currency translation adjustments	—	—	—	11	—	11

Total comprehensive income						316
Declared dividend	—	—	—	—	(594)	(594)

Balance as of September 30, 2005	100,000,000	10	277	11	350	648
Comprehensive income
Net income for the year	—	—	—	—	49	49
Foreign currency translation adjustments	—	—	—	24	—	24

Total comprehensive income						73

Balance as of September 30, 2006	100,000,000	10	277	35	399	721
Comprehensive income
Net income for the year	—	—	—	—	5,449	5,449
Foreign currency translation adjustments	—	—	—	398	—	398

Total comprehensive income						5,847
Push down adjustments (note 1)	—	—	4,458	—	—	4,458
Repurchase of ordinary shares (note 12)	(8,123,000)	(1)	—	—	(4,999)	(5,000)
Compensation charge (note 12)					25	25
Recognition of beneficial conversion feature upon issuance of Series A convertible redeemable preferred shares	—	—	7,871	—	—	7,871
Deemed dividends arising from purchase of properties from a controlling shareholder (note 15 (b))	—	—	—	—	(235)	(235)
Accretion of Series A convertible redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible redeemable preferred shares (note 11)	—	—	—	—	(903)	(903)

Balance as of September 30, 2007	91,877,000	9	12,606	433	(264)	12,784

The accompanying notes are an integral part of the consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of China Distance Education Holdings Limited (the “Company”), its subsidiaries, China Distance Education Limited (“CDEL Hong Kong”), Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”), Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”) and Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”). The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in provision of online education services, sales of books and reference materials and course production in the People’s Republic of China (“PRC”). The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries are as follows:

Company	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities
CDEL Hong Kong	March 13, 2003	Hong Kong	100%	Investment Holding

Champion Technology	January 5, 2004	People’s Republic of China (“PRC”)	100%	Provision of technical support and consultancy services and course production

Champion Education Technology	April 23, 2007	PRC	100%	Software licensing and course production

Beijing Champion	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials

Beijing Champion was the predecessor of the Group and operated all of the business of the Group prior to a reorganization on May 1, 2004 (the “Reorganization”). Beijing Champion was 80% owned by Mr. Zhengdong Zhu and his wife, Ms. Baohong Yin (collectively the “Control Group”), and 20% owned by three other individual shareholders. The Control Group obtained its 80% ownership interest when it acquired an additional 59% interest in Beijing Champion from an independent third party in 2003.

The Company was established in Cayman Islands on January 11, 2008. On March 7, 2008, all the existing shareholders of CDEL Hong Kong exchanged all their respective shares of CDEL Hong Kong for shares of the Company of equivalent classes at a rate of 1,000 shares in the Company in return for each share in CDEL Hong Kong. As a result, CDEL Hong Kong has become wholly-owned subsidiary of the Company since March 7, 2008. The rights of the preferred and ordinary shares issued by the Company are the same as those originally issued by CDEL Hong Kong.

In order to comply with PRC law and regulations which prohibit foreign control of companies in certain industries and in contemplation of an initial public offering in the United States, effective control over Beijing Champion was transferred to the Company through a series of contractual arrangements without transferring legal ownership in Beijing Champion (see Note 2). As a result of these contractual arrangements, the Company maintained the ability to approve decision made by Beijing Champion and was entitled to substantially all of the economic benefits of Beijing Champion. Therefore, the Company consolidates Beijing Champion in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, and its related interpretations (including but not limited to Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidation of All Majority—Owned Subsidiaries”, and FASB Interpretation No. 46R. “Consolidation of Variable Interest

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Entities, an Interpretation of ARB No. 51” (“FIN 46R”)) and Regulation S-X 3A-02. Immediately before and after the Reorganization, the Control Group controlled Beijing Champion; therefore, the Reorganization is accounted for as a transaction between entities under common control in a manner similar to pooling of interests. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Subsequent to the Reorganization, the Control Group increased its ownership interest in the Group through step acquisitions of 10% and 12% in October and December 2006, respectively.

In accordance with Staff Accounting Bulletin No. 54, push-down accounting is applied to establish a new basis of accounting in the consolidated financial statements to reflect the step acquisitions made by the Control Group which resulted in Beijing Champion being substantially wholly owned. Accordingly, the Control Group’s 59%, 10%, 12% acquisitions of the Group’s equity interest on June 30, 2003, October 18, 2006, December 7, 2006, respectively, were reflected in the Company’s basis of accounting as of the respective acquisition dates. The step acquisitions have been accounted for pursuant to SFAS No. 141, “Business Combinations”, and the purchase price paid by the Control Group for the respective acquisitions has been allocated to the fair value of the underlying assets acquired and liabilities assumed at the respective acquisition dates. The effects of the purchase adjustments recorded by the Control Group are push-downed and reflected in the consolidated financial statements with an offsetting adjustment to additional paid-in capital.

The aggregate purchase price for the step acquisitions on October 18, 2006 and December 7, 2006 was determined to be approximately US$4,577,000, which were paid in cash.

The following table presents the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed, which were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm.

US$’000
Cash	156
Other current assets	182
Property, plant and equipment	370
Other non-current assets	105
Other intangible assets	692
Goodwill	3,801
Deferred revenue	(298)
Long-term borrowings	(95)
Current liabilities	(226)
Deferred tax liabilities	(110)

Total consideration	4,577

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

statements include, but are not limited to, revenue recognition, useful lives of property, plant and equipment and other intangible assets, provision for obsolete inventories and realization of deferred tax assets. Actual results could materially differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

PRC laws and regulations restrict foreign ownership of companies that provide telecommunications value-added services (which includes the provision of Internet content or information services). To comply with these foreign ownership restrictions, the Company operates its online education services in the PRC through Beijing Champion, which is an entity legally owned by the Control Group, and holds the license and approvals to provide telecommunications value-added services in the PRC. In May 2004, a series of agreements were entered into amongst CDEL Hong Kong, Champion Technology, Beijing Champion and Beijing Champion’s direct equity holders, providing Champion Technology the ability to control Beijing Champion, including its financial interest as described below.

Pursuant to the contractual arrangements with Beijing Champion, Champion Technology provides certain technical and consulting services to Beijing Champion in exchange for fees. As Champion Technology contractually controls the management of Beijing Champion and Beijing Champion has granted an irrevocable proxy to Champion Technology or its designee, the Company, through its wholly-owned equity interest in Champion Technology, in substance, has unilateral discretion in setting the fees charged to Beijing Champion. Champion Technology is obligated to provide financial support to Beijing Champion in the event it incurs losses.

In addition to the exclusive technical support and consultancy services agreement, pursuant to which Champion Technology provides exclusive technical and consulting services to Beijing Champion, Champion Technology has entered into agreements with Beijing Champion and its equity holders with respect to certain shareholder rights and corporate governance matters that provide Champion Technology with the ability to control Beijing Champion. Pursuant to these contractual arrangements:

•

The annual budget of Beijing Champion should be assessed and approved by Champion Technology. Such assessments include projection for revenue, working capital, as well as pricing strategies and payment policies for online courses. Operating expenses of Beijing Champion should not exceed the annual budget approved by Champion Technology;

•	Beijing Champion will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without the prior written consent of Champion Technology;

•

Champion Technology may purchase the entire equity interest in, or all the assets of Beijing Champion, for a purchase price equal to the net assets of Beijing Champion or the minimum price permitted by PRC laws, if and when PRC laws are revised to permit such a transaction;

•

The equity holders of Beijing Champion have pledged their equity interest in Beijing Champion to Champion Technology to secure the payment obligations of Beijing Champion under all of the agreements between Beijing Champion and Champion Technology;

•	The equity holders of Beijing Champion will not transfer, sell, pledge or dispose of their equity interest in Beijing Champion without the prior written consent of Champion Technology;

•	Beijing Champion will not distribute any dividend without the prior consent of Champion Technology; and

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•

The legal shareholders of Beijing Champion agree to remit dividends, if any, and/or any other considerations including the exercise price of the option received from Beijing Champion back to Champion Technology.

•	Beijing Champion pays Champion Technology a technical service fee equals to its revenue less cost of sales and operating expenses as approved by Champion Technology monthly.

With the above agreements, the Company demonstrates its ability to control Beijing Champion through the Company’s rights to all the residual benefits of Beijing Champion and the Company’s obligation to fund losses of Beijing Champion. Thus Beijing Champion’s results are consolidated in the Company’s financial statements. Business taxes relating to service fees charged by Champion Technology and Champion Education Technology are recorded as cost of services.

Foreign Currency Translation and Transactions

The Company and CDEL Hong Kong’s functional currencies are United States dollars (“US$”). The Company’s PRC subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of SFAS No. 52, “Foreign Currency Translation”. The Company uses the US$ as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use.

Inventories

Inventories, consisting of papers and professional examination reference books, are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

Allowance for doubtful accounts

An allowance for doubtful accounts is recorded in the period in which loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Accounts receivable balances are written off after all collection efforts have been exhausted.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Buildings	35 years	5-10%
Electronic and office equipment	5 years	5-10%
Motor vehicles	5 years	5-10%
Leasehold improvement	shorter of lease term or 5 years	—

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of income.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed in a business combination (see Note 1). Under SFAS 142, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group assesses goodwill for impairment in accordance with SFAS 142 at the reporting unit level. SFAS 142 describes the reporting unit as an operating segment or one level below the operating segment, depending on whether certain criteria are met. The Group determined that it has only one reporting unit and has assigned goodwill to the reporting unit and tested for impairment annually as of September 30.

Other Intangible Assets, net

Other intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Computer software	5 years
Domain names and trademarks	11 years
Courseware	1 year
Website	5 years

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset group including intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows. There was no such impairment charge for the periods presented.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, other liabilities, short-term bank borrowing and amount due from/to related parties approximate their fair value due to the short-term maturity of these instruments.

The carrying amounts of long-term bank borrowings approximate to their fair values since the interest rates approximate market interest rates.

Revenue Recognition

Revenue is recognized when the following four criteria are met as prescribed by U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB 104”): (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectibility is reasonably assured.

Online education services

The online education services provided by the Company to its customers include audio-video course content, mock examinations and online chat rooms. The overall package of services provided to the customers is a multiple-element arrangement. Due to lack of objective and reliable evidence of fair value for each deliverable included in the arrangement, a combined unit of accounting is used pursuant to EITF 00-21, “Revenue Arrangement with Multiple Elements” (“EITF 00-21”) whereby revenue is not recognized until all of the four criteria under SAB104 are met.

The Group earns revenue by providing online education services to customers pursuant to two types of revenue models—non-refundable course model and refundable course model. For online courses using the non-refundable course model, revenues are recognized on a straight line basis over the subscription period from the month in which the customers enroll in the courses to the month in which subscribed courses terminate. For online courses using the refundable course model, if the customers complete the courses and fail the professional exams and their scores are within a range provided for in the agreement, they are entitled to either a full refund or the right to retake the course. The customers must notify the Group within a 15-day period after the professional examinations scores are released in order to be eligible for the refund or the right to retake the course. The proceeds from the refundable course model are initially recorded as “refundable fees”. Revenues are recognized upon the expiration of the customers’ right to either receive a refund or retake the course.

Customers enroll for online courses mainly through the use of prepaid study cards which are purchased from distributors. As an incentive, the Group sells to its distributors prepaid study cards at a discount to the face value of the cards. Revenue is recorded using the after-discount-selling-price of the cards. Revenue is recognized over the period the online course is available to the customer, which generally is from the enrollment date to the completion of the relevant professional examination date. Sales of prepaid study cards that are not activated for course enrollment are recognized as revenue upon expiration of the cards. Prepaid study cards that have been activated but have not been used to enroll online courses do not have an expiry date and will be deferred until they are used to enroll in online courses. Customers who enroll with the Company directly are eligible to a refund within a 7-day trial period. Revenue from direct enrollment with the Company is recognized over the period from the lapse of the 7-day trial period to the completion of the relevant professional examination date.

The Group may, at times, offer volume discounts to its distributors for purchases over a specified amount of prepaid cards during a specified period of time, generally, one year. These discounts are provided to the distributors in the form of additional free study cards. The amount of future rebates relating to these volume

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

discounts cannot be reasonably estimated and accordingly a deferred revenue balance is recognized for the maximum potential amount of volume discount. If the number of purchases specified in the volume discount provisions is not reached upon the expiry of the volume discount period, the deferred revenue relating to such volume discount is recognized as revenue over the remaining period the online course is available to the enrolled user. If the number of purchases specified in the volume discount provisions is reached, the revenue recognized related to the “rebate” study cards will be recognized as revenues over the subscription period the online course is available to the user who enrolled using the rebate study cards. Proceeds allocated to the rebate study cards that have never been activated for course enrollment are recognized as revenue upon expiration of the cards.

For the year ended September 30, 2007, the Group recognized income before business tax and related surcharges in connection with expired study cards amounted to approximately US$305,000. (2006: nil; 2005: nil)

Beijing Champion is subject to approximately 3% business tax and related surcharges on the revenues earned from provision of online education services and are presented net against the revenue from online education services on the consolidated income statements. The Group records revenue net of these taxes. Such business tax and related surcharges for the years ended September 30, 2005, 2006 and 2007 are approximately US$124,000, US$183,000 and US$360,000, respectively.

Books and reference materials

Prior to 2007, the Company sold books and reference materials to distributors on a consignment basis; therefore, revenue for such transactions was recognized only when the products were sold to the end customers by the distributors. In 2007, the Company ceased to sell books and reference materials on a consignment basis. Instead, the Company sold such products to its distributors and provided them with the right to return up to 5% of the unsold products. Distributors were also granted credit terms of over one year. Due to the extended credit terms, revenues relating to such sales are deferred until cash is collected from the distributors. Inventory costs of products delivered to distributors for which revenue has been deferred are presented as “deferred costs” on the consolidated balance sheets.

The Group also sells books and reference materials together with study cards. The Group accounts for these arrangements in accordance with EITF 00-21. The sales of books together with study cards do not meet the separation criteria pursuant to EITF 00-21 due to the lack of objective and reliable evidence of fair value for the study cards, and therefore the related revenues are recognized as a combined unit of accounting over the subscription period the online course is available to the user or upon expiration of the study cards.

For presentation purposes, the revenue recognized for multiple element transactions which are accounted for as a single unit of accounting is allocated to online education services revenue based on the stated price of the study card relative to the total stated selling price of the multiple element transaction. The stated price of the study card and the total stated selling price of the multiple element transaction are substantive because a significant portion of the Company’s sales of online education services and multiple element arrangements are sold at their respective stated prices without granting a discount. The residual amount is allocated to books and reference materials revenue. The above methodology has been consistently applied for all years presented. Revenues recognized from multiple element arrangements which are accounted for as a single unit of accounting amounted to approximately US$218,000, US$238,000 and US$709,000 for the years ended September 30, 2005, 2006 and 2007, respectively and were allocated to service and product revenue as follows:

	Year ended September 30,
	2005	2006	2007
	(US$’000)	(US$’000)	(US$’000)
Online education services	109	117	350
Books and reference materials	109	121	359

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company also considered other appropriate allocation methodologies and concluded that the use of those alternative methodologies would not result in materially different revenue presentation. While the Company believes its current revenue presentation methodology is systematic and rational, it will periodically reassess the appropriateness of its methodology.

The cost of books are deferred and recognized as cost of goods sold over the subscription period online course is available to the user or upon expiration of the cards.

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales of books and reference materials and is payable by the purchaser. Revenue is recognized net of all value-added tax imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. Value-added tax amounted to approximately US$21,000, US$50,000 and US$209,000 for the years ended September 30, 2005, 2006 and 2007, respectively. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent that the Group paid more than collected, the difference represents the net VAT recoverable balance at the balance sheet date. As of September 30, 2006 and 2007, there was no such VAT recoverable balance in the consolidated financial statements. VAT payable balances are included in “Accrued expenses and other liabilities” on the consolidated balance sheets.

Other revenues

Other revenues include sales of course products and provision of advertising, classroom training and consulting services. Revenue from these sources is also recognized when the criteria in accordance with SAB 104 have been met.

Revenue from sales of course products is recognized when course products are accepted by the customers.

Revenue from advertising and consulting services is recognized over the period when such services are provided.

Revenue from classroom training is recognized when the training courses are provided.

Cost of Sales

Cost of online education services primarily include the production costs of study cards, server and bandwidth leasing fees, lecturer fees, staff costs involved in the operation of online education services including network operation and maintenance, course production and tutor services and other direct costs of providing these services. These costs are expensed when incurred.

Cost of books and reference materials include direct materials used for production of books, authorship fee and printing costs.

5% business tax on technical and consulting service, software licensing and course production received by Champion Technology and Champion Education Technology from Beijing Champion is included in the cost of services.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Advertising Expenditure

Advertising costs are expensed when incurred and are included in “selling expenses” in the income statement. For the years ended September 30, 2005, 2006 and 2007, advertising expenses were approximately US$233,000, US$1,259,000 and US$660,000, respectively.

Shipping and Handling Costs

Shipping and handling costs of books and reference materials are classified as a component of “selling expenses” in the income statements. During the years ended September 30, 2005, 2006 and 2007, shipping and handling costs classified as selling expenses were US$27,000, US$61,000, and US$109,000, respectively.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group had no capital lease for any of the periods stated herein.

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income statement in the period that includes the enactment date.

Earnings per Share

Earnings per share are calculated in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the convertible redeemable preferred shares are included in the computation of diluted earnings per ordinary share on an “if-converted” basis when the impact is dilutive. Two-Class Method prescribed under EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, is used to calculate earnings per share data for preferred shares that are participating securities. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Pro Forma Shareholders’ Equity

If an initial public offering is completed, all of the Series A convertible redeemable preferred shares outstanding will automatically convert into ordinary shares. Unaudited pro forma shareholders’ equity as of September 30, 2007, as adjusted for the assumed conversion of the convertible redeemable preferred shares, is set forth on the consolidated balance sheets. Unaudited pro forma loss per share for year ended September 30, 2007, as adjusted for the assumed conversion of the convertible redeemable preferred shares as of October 1, 2006, is set forth on the consolidated statements of income (see Note 19).

Comprehensive Income

The Company has adopted SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Company’s comprehensive income represents its net income and foreign currency translation adjustments.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes” (“FIN 48”), to create a single model to address the accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group will adopt FIN 48 for its fiscal year beginning on October 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings (or other appropriate components of equity or net assets in the statement of financial position as applicable) in the year of adoption. The Company is currently assessing the impact, if any, that the adoption of FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively, with limited exceptions, as of the beginning of the fiscal year in which SFAS 157 is initially applied. The Company is currently assessing the impact, if any, that SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, that SFAS 159 will have on its financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In March 2007, EITF Topic D-109, “Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133”, was issued. Topic D-109 addresses the determination of whether the characteristics of a host contract related to a hybrid financial instrument issued in the form of a share are more akin to a debt instrument or more akin to an equity instrument. Topic D-109 indicates that the determination of the nature of the host contract for a hybrid financial instrument issued in the form of a share (that is, whether the nature of the host contract is more akin to a debt instrument or more akin to an equity instrument) should be based on a consideration of economic characteristics and risks of the host contract including all of the stated or implied substantive terms and features of the hybrid financial instrument. Although the consideration of an individual term or feature may be weighted more heavily in the evaluation, judgment is required based upon an evaluation of all the relevant terms and features. Topic D-109 is effective as of the first day of the first fiscal quarter beginning after June 15, 2007. The Company is currently assessing the impact, if any, that Topic D-109 will have on its financial statements.

On December 4, 2007 the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (“SFAS160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently assessing the impact, if any, that the adoption of SFAS 160 will have on its financial statements.

On December 4, 2007 the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R) an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific item, including:

•	Acquisition costs will be generally expensed as incurred;

•	Non-controlling interests (formerly known as “minority interests”) will be valued at fair value at the acquisition date;

•

Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•	In process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

•	Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

•	Charges in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SFAS 141(R) also includes a substantial number of new disclosure requirements. The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently assessing the impact, if any, that the adoption of SFAS141(R) will have on its financial statements.

Concentration of Risks

Concentration of Credit Risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and accounts receivable. As of September 30, 2007, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Concentration of Customers

There are no revenues from customers which individually represent greater than 10% of the total revenues for the three years ended September 30, 2007.

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. Especially, foreign investors are not allowed to own more than 50% equity interest in any entity with Internet content distribution business. Currently, the Group conducts its operations in China through a series of contractual arrangements entered into among Champion Technology, Champion Education Technology, Beijing Champion and its shareholders.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The relevant regulatory authorities may find the current ownership structure, contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations.

3. ACCOUNTS RECEIVABLE

	September 30,
	2006	2007
	US$(’000)	US$(’000)
Balance at end of year	—	141

All the accounts receivable are non-interest bearing.

4. INVENTORIES

Inventories consist of the following:

	September 30,
	2006	2007
	US$(’000)	US$(’000)
Raw materials	—	114
Finished goods	7	5

	7	119

Inventory write-downs of US$188,000, US$197,000 and US$43,000 for the years ended September 30, 2005, 2006 and 2007, respectively, were charged to cost of goods sold.

5. PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

	September 30,
	2006	2007
	US$(’000)	US$(’000)
Deposits	29	81
Advance to a magazine*	220	—
Prepaid expenses	85	85
Others	28	43

	362	209

*	Advance to a magazine represented amount advanced to a magazine owned by the PRC government. Such amount was unsecured, non-interest bearing and repayable on demand.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	September 30,
	2006	2007
	US$(’000)	US$(’000)
Buildings	1,000	3,808
Electronic and office equipment	659	1,277
Motor vehicles	48	51
Leasehold improvement	318	364

Total	2,025	5,500
Less: Accumulated depreciation	(360)	(672)

	1,665	4,828

Depreciation expenses were approximately US$122,000, US$177,000 and US$286,000 for the years ended September 30, 2005, 2006 and 2007, respectively.

As of September 30, 2007, certain of the Group’s buildings with a net carrying value of approximately US$977,000 (2006: US$950,000) were pledged as security for long-term bank borrowings of approximately US$414,000 (2006: US$442,000).

7. OTHER INTANGIBLE ASSETS AND GOODWILL

Goodwill is comprised of the following:

	For the years ended September 30,
	2005	2006	2007
	US$(’000)	US$(’000)	US$(’000)
Balance at beginning of year	108	108	111
Push-down adjustments (note 1)	—	—	3,801
Foreign currency adjustments	—	3	207

Total	108	111	4,119

No impairment loss was identified in three years ended September 30, 2007.

Other intangible assets consist of the following:

	September 30,
	2006	2007
	US$(’000)	US$(’000)
Computer software	178	323
Trademarks and domain names	133	755
Website	26	55
Courseware	40	150

Total	377	1,283
Less: Accumulated amortization	(158)	(413)

	219	870

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amortization expenses were approximately US$44,000, US$49,000 and US$240,000 for the years ended September 30, 2005, 2006 and 2007, respectively.

Amortization relating to education software and courseware of approximately US$29,000, US$36,000 and US$166,000 for the years ended September 30, 2005, 2006 and 2007, respectively were included in cost of services in the income statements. Other amortization expenses were included in general and administrative expenses in the income statements.

The estimated annual amortization expenses for the above intangible assets for each of the following five years are as follows:

Amortization
US$(’000)
2008	61
2009	55
2010	50
2011	52
2012	52

270

8. DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	September 30
	2006	2007
	US$(’000)	US$(’000)
Deposit for purchase of property, plant and equipment	383	666
Deposit for purchase of software	13	3
Deposit for purchase of domain names	67	31
Deposit for a business acquisition*	—	133

	463	833

*	Pursuant to a purchase agreement entered between Beijing Champion and an independent party on September 26, 2007, Beijing Champion will purchase 40% of a business from the independent party at a price of US$319,000. As of September 30, 2007, a deposit of US$133,000 has been made.

9. BANK BORROWINGS

	September 30,
	2006	2007
	US$(’000)	US$(’000)
Total bank borrowings	442	813

Comprised of:
Short-term	—	399
Long-term, current portion	47	47

	47	446
Long-term, non-current portion	395	367

	442	813

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All bank borrowings were obtained by Beijing Champion from financial institutions in China.

The short-term bank borrowing outstanding at September 30, 2007 bore interest at 6.12% per annum, and was denominated in the amount of RMB3,000,000. This borrowing had a term of one year and was repaid on December 30, 2007. As of September 30, 2007, the short-term bank borrowing was jointly guaranteed by Champion Technology and Mr. Zhengdong Zhu.

The long-term bank borrowings outstanding at September 30, 2007 bore interest at 6.84% per annum and were denominated in the amount of RMB3,126,000. These long-term bank borrowings of approximately US$414,000 were secured by buildings with a net carrying value of approximately US$977,000.

As of September 30, 2007, the maturity of these long-term bank borrowings was as follows:

September 30, 2007
US$(’000)
Within one year	47
Between one and two years	47
Between two and three years	47
Between three and four years	47
Between four and five years	47
Beyond five years	179

414

10. ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	September 30,
	2006	2007
	US$(’000)	US$(’000)
Accrued expenses	567	518
Salary and welfare payable	118	160
Other payable	119	287

	804	965

11. SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES

On March 9, 2007, the Company entered into a Series A Preferred Share Subscription Agreement (“Series A Share Agreement”) with three unrelated investors (the “Investors”), namely Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited, in connection with the issuance of Series A Preferred Shares (“Series A Shares”). Pursuant to the Series A Share Agreement, the Company issued 12,996,000 shares of Series A Shares at US$0.615553 per share to the Investors for US$7,871,000, net of issuance expenses of US$129,000.

Key terms of the Series A convertible redeemable preferred shares are summarized as follows:

Voting Rights

The Series A Share holders are entitled to one vote for every ordinary share which the Series A Shares are convertible into.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Liquidation Preference

The holders of the Series A Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares or any other class or series of shares by reason of their ownership of such shares, the amount equal to the Series A Issue Price (as adjusted for share splits, share dividends, combinations, recapitalizations and similar events with respect to such shares) for each Series A Share, plus all accrued but unpaid dividends on the Series A Shares. If upon the occurrence of a liquidation, dissolution or winding up of the Company the assets and funds thus distributed among the holders of the Series A Shares shall be insufficient to permit the payment to such holders of the full Series A Preference Amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A Shares.

Dividends

The holders of Series A Shares, in preference to the holders of ordinary shares, shall be entitled to receive, when, as and if declared by the Directors, but only out of funds that are legally available therefore on a non-cumulative basis, dividends at a rate equal to the greater of (i) eight percent (8%) of the Series A Issue Price per annum or (ii) in the event dividends are to be paid on or set aside for any ordinary shares, the amount per share to be paid on or set aside for all outstanding Series A Shares (on an as-converted basis) (as adjusted for any share dividends, combinations, splits, recapitalizations and the like with respect to such shares). All declared but not paid dividends shall be paid on or before the consummation of a qualified public offering. No dividends may be paid on the ordinary shares or any future series of preferred shares unless all accrued and unpaid dividends on the Series A Shares have been paid.

Conversion Rights

The Series A Shares are convertible into ordinary shares at the option of the holder at any time after the issuance date at an initial conversion price of US$0.615553. The conversion price may be adjusted for the following conditions:

Deemed issue of additional ordinary shares/Issuance of additional ordinary shares—In the event that after the Series A original issue date the Company shall issue or shall have been deemed to issue additional ordinary shares without consideration or for a consideration per share less than the Series A conversion price in effect on the date of and immediately prior to such issue, then and in such event, the Series A conversion price shall be reduced, concurrently with such issuance, to a price equal to the price paid per share for such additional ordinary share.

Adjustments for shares dividends, subdivisions, combinations or consolidations of ordinary shares—In the event the ordinary shares shall be subdivided (by share dividend, share split, or otherwise), into a greater number of ordinary shares, the Series A conversion price then in effect shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the ordinary shares shall be combined or consolidated, by reclassification or otherwise, into a lesser number of ordinary shares, the Series A conversion price then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

The Series A conversion price shall be subject to reduction if net profit, which is determined in accordance with generally accepted accounting principles in the United States or the International Financial Reporting Standards (“IFRS”) as determined by the Company and applied on a consistent basis and excluding extraordinary and exceptional one-time income items and any fees and expenses incurred with respect to any equity financing, potential initial public offering or potential merger or acquisition of the Company that are approved by the Investors, is below RMB50 million and RMB100 million for the years ended September 30, 2007 and 2008, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Automatic Conversion

Each Series A Share shall automatically be converted into ordinary shares at the then effective Series A conversion price upon the earlier of (i) the vote to so convert of the holders of no less than fifty-one percent (51%) of the Series A Shares, voting as a single class, or (ii) upon the consummation of a qualified public offering with an offering size of no less than US$70 million and the offering price no less than three times the original subscription price of US$0.615553 per preferred share.

Redemption

At any time commencing on or after December 31, 2010, provided that a qualified public offering has not occurred, at the election and upon written consent of the holders of at least a majority of the then outstanding Series A Shares, voting together as a class, the Company shall redeem up to all of the outstanding Series A Shares at a redemption price per share equal to a price per share that represents an implied valuation of the Company that equals a fixed internal rate of return of twenty percent (20%) per annum to each holder of Series A Shares, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

Registration Rights

Upon completion of a qualified public offering, the holders of Series A Shares are entitled to request that the Company uses its best efforts to register their ordinary shares under the Securities Act of 1933, following the expiration of the six months lockup period after the offering. The Company has no obligation to pay any consideration in the event registration is not successful.

Accounting for the Series A Shares

The Series A Shares have been classified as mezzanine equity as these Series A Shares can be redeemed at the option of the holders on or after an agreed upon date.

The initial carrying value of the Series A Shares is the issuance price of the Series A Shares at the date of issuance. The Series A Shares are convertible to the Company’s ordinary shares at issuance date. The Company firstly evaluated the embedded conversion option in its Series A Shares to determine if there were any embedded derivatives requiring bifurcation. The conversion option of the Series A Shares does not qualify for separate derivative accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded and therefore not readily convertible into cash.

The Group then evaluated whether a beneficial conversion feature exists by comparing the operable conversion price of Series A Shares with the fair value of the ordinary shares at the commitment date. With the assistance of American Appraisal China Limited, an independent valuation firm, the Group concluded that the fair value of ordinary shares was greater than the operable conversion price of Series A Shares at the commitment date and the excess is greater than the proceeds received from the issuance of Series A Shares. In accordance with EITF 98-5, if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the Series A Shares, the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the Series A Shares. Accordingly, the total proceeds were allocated to the beneficial conversion feature with a credit to Additional paid-in capital upon the issuance of the Series A Shares. Using an effective quarterly yield of 189%, the accretion of the beneficial conversion feature amounted to US$8 as of September 30, 2007. All of the unamortized discount remaining at the date of conversion will be immediately recognized as a reduction to net income attributable to common shareholders.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Further, an accretion charge to increase the Series A Shares’ carrying value to their expected redemption amount over the period from issuance to earliest redemption date is recorded as a reduction to net income available to ordinary shareholders using the effective yield method. The accretion amounted to US$903,000 for the year ended September 30, 2007.

The movement of balance of the Series A Shares presented on the consolidated balance sheets is as follows:

US$(’000)
Series A Shares—Balance as at October 1, 2006	—
Proceeds of Series A Shares (net of issuance cost of US$129)	7,871
Allocation of proceeds to beneficial conversion feature	(7,871)
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	903

Series A Shares—Balance as at September 30, 2007	903

12. ORDINARY SHARES

On March 9, 2007, the Company purchased and cancelled 8,123,000 of ordinary shares from Champion Shine Trading Limited, a wholly owned subsidiary of the Group’s controlling shareholder and chief executive officer Mr. Zhendong Zhu, at a price of US$0.615553 per share which exceeded the fair value of the shares repurchased in aggregate by approximately US$25,000. Accordingly, the excess amount has been reported as compensation expenses in general and administrative expenses on the consolidated statements of income. The fair value of the shares was determined based on a valuation performed by American Appraisal China Limited.

All share and per share data are presented to give retroactive effect to the share exchange between CDEL Hong Kong and the Company at a rate of 1,000 shares in the Company to 1 share in CDEL Hong Kong.

13. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Champion Technology and Champion Education Technology were established as a wholly-owned foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Beijing Champion was established as a domestic invested enterprise and therefore is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles, totaling approximately US$2,371,000 as of September 30, 2007; therefore in accordance with Rules 504 and 4.08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of September 30, 2007 and 2006 and for each of the three years in the period ended September 30, 2007 are disclosed in Note 21.

14. TAXATION

a) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

CDEL Hong Kong was incorporated in Hong Kong and does not conduct any substantive operations of its own.

No provision for Hong Kong profits tax has been made in the financial statements as the Company has no assessable profits for the years ended September 30, 2005, 2006 and 2007 respectively. In addition, upon payments of dividends by CDEL Hong Kong to its shareholders, no Hong Kong withholding tax will be imposed.

China

PRC enterprise income tax, “EIT”, is generally assessed at the rate of 33% of taxable income. However, according to relevant PRC income tax law, a foreign owned enterprise qualified as a “high and new technology enterprise” is entitled to a preferential EIT rate of 15% and is further entitled to a three-year EIT exemption for its first three years of operations, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, a domestic enterprise qualified as “high and new technology enterprise” is entitled to a preferential EIT rate of 15% and is further entitled to a three-year EIT exemption for its first three-years of operation and a 50% reduction of its applicable EIT rate for the succeeding three years. The Group’s PRC enterprises have different fiscal and tax year ends. The PRC enterprises use September 30 for financial reporting purposes and December 31 for tax purposes.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In March 2007, a new enterprise income tax law in the PRC was enacted which will be effective on January 1, 2008. The new tax law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. Because the definition of a “high and new technology enterprise” has not yet been defined under the new law, it is uncertain whether Beijing Champion, Champion Technology and Champion Education Technology may continue to enjoy the reduced EIT rate going forward after the fixed terms of granted tax holiday expire. Beijing Champion, Champion Technology and Champion Education Technology decided to use 25% as their applicable EIT rate after the fixed terms of granted tax holiday expire to measure their deferred tax assets and deferred tax liabilities.

Beijing Champion qualified as a “high and new technology enterprise” in the PRC and enjoyed preferential tax treatments as a result of this status. Beijing Champion was exempted from EIT in 2001, 2002 and 2003 and was subject to a 7.5% EIT from 2004 to 2006. The applicable EIT rate of Beijing Champion is 15% in 2007.

Champion Technology qualified as a “high and new technology enterprise” in the PRC and enjoyed preferential tax treatments as a result of this status. Champion Technology was exempted from EIT in 2004, 2005 and 2006 and is subject to a 7.5% EIT in 2007.

Champion Education Technology qualified as a “high and new technology enterprise” in the PRC and enjoyed preferential tax treatments as a result of this status. Champion Education Technology is exempt from EIT in 2007.

Income (loss) before income taxes consists of:

	For the years ended September 30,
	2005	2006	2007
	US$(’000)	US$(’000)	US$(’000)
Hong Kong	(472)	(27)	(32)
The PRC	755	(122)	5,174

	283	(149)	5,142

The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of income are as follows:

	For the years ended September 30,
	2005	2006	2007
	US$(’000)	US$(’000)	US$(’000)
Current tax expense	37	141	656
Deferred tax benefit	(59)	(339)	(963)

	(22)	(198)	(307)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax benefit is:

	For the years ended September 30,
	2005	2006	2007
	US$(’000)	US$(’000)	US$(’000)
Income (loss) before income taxes	283	(149)	5,142

Income tax computed at applicable tax rates of 33%	93	(49)	1,696
Effect of different tax rates in different jurisdictions	73	4	5
Non-deductible expenses	90	28	252
Effect of tax holidays	(278)	(181)	(1,717)
Effect of tax rate changes*	—	—	(543)

	(22)	(198)	(307)

*	On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the corporate Income tax Law of the People’s Republic of China (“new tax law”) which will take effect on January 1, 2008. As a result of the new tax law, it is expected that the income tax rate applicable to Beijing Champion will be unified to 25% from January 1, 2008. And accordingly, the Group’s deferred taxes as at September 30, 2007 were remeasured to reflect the enactment of new tax law. Such a remeasure in deferred taxes has been recognized as a reduction in income tax expenses of US$543,000 in the income statement for the year ended September 30, 2007.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could possibly result in additional tax liabilities. As such the Group has assessed its tax position for a potential income tax exposure related to its subsidiaries in PRC. Based on this assessment, the Group has recorded a contingent liability of US$205,000 in 2007, which is included in the account of “accrued expenses and other liabilities” and reflected as non-deductible expenses in the tax reconciliation.

The aggregate amount and per share effect of the tax holidays are as follows:

	For the years ended September 30,
	2005	2006	2007
	US$	US$	US$
	(Amounts in thousands except for the per share data)
The aggregate amount	278	181	1,717

The aggregate effect on basic and diluted earnings per share:
—Ordinary shares	Nil	Nil	0.02

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	September 30,
	2006	2007
	US$(’000)	US$(’000)
Deferred tax assets, current portion
Inventory writedown	30	11
Accrued expenses	27	32
Excessive advertising expenses*	141	299
Deferred revenue	236	547
Refundable fees	7	475
Other	13	48

	454	1,412

Deferred tax assets, non-current portion
Property, plant and equipment	—	81
Accounts receivable	—	131

	—	212

Deferred tax liabilities, non-current portion
Intangible assets	(12)	(150)
Deferred cost		(54)

	(12)	(204)

Deferred tax assets, non-current portion, net	—	8

Deferred tax liabilities, non-current portion, net	(12)	—

*	Pursuant to relevant PRC tax laws and regulations, excessive advertising expenses can be deducted from the taxable income in the upcoming year.

15. RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Group
Mr. Zhengdong Zhu	Director of the Company and ultimate controlling shareholder of the Company
Empire China Limited	Shareholder of the Company
Champion International Holdings Limited	Shareholder of Empire China Limited
Ever Crown International Holdings Limited	Shareholder of Empire China Limited

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)	The Group had the following related party transactions for the years ended September 30, 2005, 2006 and 2007:

	For the years ended September 30,
	2005	2006	2007
	US$(’000)	US$(’000)	US$(’000)
Office rental expenses paid to Mr. Zhengdong Zhu	199	276	205
Purchase of properties from Mr. Zhengdong Zhu*	—	—	1,977
Short-term borrowing guaranteed by Mr. Zhengdong Zhu	—	—	399

*	In December 2006 and July 2007, the Group purchased certain properties from Mr. Zhengdong Zhu at a total consideration of approximately US$1,977,000 which approximated the fair value of the assets acquired. The excess of the consideration paid by the Group over the net carrying value of the properties amounted to US$235,000 (net of deferred tax effect of US$78,000) and was reflected as deemed dividends distributed to Mr. Zhengdong Zhu, the controlling shareholder of the Company, in the consolidated statement of changes in shareholders’ equity.

c)	The Group had the following related party balances as of September 30, 2006 and 2007:

	September 30,
	2006	2007
	US$(’000)	US$(’000)
Amounts due from related parties
Empire China Limited	1	—
Ever Crown International Holdings Limited	1	—
Champion International Holdings Limited	1	—

Total	3	—

	September 30,
	2006	2007
	US$(’000)	US$(’000)
Amount due to a related party Mr. Zhengdong Zhu	37	—

All balances with related parties as of September 30, 2006 were unsecured, non-interest bearing and repayable on demand.

16. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately US$115,000, US$229,000 and US$297,000 for the years ended September 30, 2005, 2006 and 2007, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the income statement as incurred. The total amounts for such employee benefits were approximately US$850, US$1,122 and US$1,169 for the years ended September 30, 2005, 2006 and 2007, respectively.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at September 30, 2007:

US$(’000)
2008	532
2009	628
2010	628
2011	52

1,840

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended September 30, 2005, 2006 and 2007, total rental expenses for all operating leases amounted to approximately US$229,000, US$304,000 and US$219,000, respectively.

Capital commitments

Purchase of property, plant and equipment

As of September 30, 2007, the Group had remaining commitments of approximately US$47,000 related to the purchase of a building, for which a purchase deposit of US$666,000 had already been paid.

Business acquisition

As of September 30, 2007, the Group had remaining commitments of approximately US$186,000 related to a business acquisition for which a purchase deposit of US$133,000 had been paid.

18. SEGMENT REPORTING

The Company operates and manages its business as a single segment that includes primarily the provision of online education services and selling of related products.

The revenues attributable to the different service and product groups are as follows:

	For the years ended September 30,
	2005	2006	2007
	US$(’000)	US$(’000)	US$(’000)
Online education services	3,630	5,371	10,637
Books and reference materials	154	174	484
Others	55	122	725

	3,839	5,667	11,846

Online education services accounted for 95%, 95% and 90% of the Group’s net sales for the years ended September 30, 2005, 2006 and 2007, respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

Geographic disclosures:

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. EARNINGS PER SHARE

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	For the years ended September 30,
	2005	2006	2007
	US$	US$	US$
	(Amounts in thousands except for the number of shares and per share data)
Numerator:
Net income attributable to ordinary shareholders	305	49	4,546
Less: Undistributed earnings allocated to participating preferred shares	—	—	(318)
Net income allocated to ordinary shares for computing net income per ordinary shares—basic and diluted	305	49	4,228

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	100,000,000	100,000,000	95,415,512
Basic and diluted earnings per share	Nil	Nil	0.04

The basic earnings per share was calculated using the two class method because the Series A Shares were participating securities. Diluted earnings per share is the same as basic earnings per share because the effects of the Series A Shares were anti-dilutive when computed on an “if converted” basis.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 9, 2007, the Company issued Series A convertible contingently redeemable preferred shares (Note 11). Each of the Series A Shares will automatically be converted into one fully paid ordinary share of the Company upon the earlier of (i) the vote to so convert of the holders of no less than fifty-one percent (51%) of the Series A Shares, voting as a single class, or (ii) upon the consummation of a qualified public offering. The Series A conversion price shall be subject to reduction if net profit is below RMB50 million and RMB100 million for the years ended September 30, 2007 and 2008, respectively. Assuming the conversion had occurred “on a hypothetical” basis on October 1, 2006, the pro-forma basic and diluted loss per share for the year ended September 30, 2007 are calculated as follows:

For the year ended September 30, 2007
US$ (unaudited) (Amounts in thousands except for the number of shares and per share data)
Numerator:
Net income attributable to ordinary shareholders	4,546
Pro forma adjustments:
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount	903
Immediately accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(8,000)

Net loss for pro forma basic and diluted loss per share	(2,551)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	95,415,512
Conversion of Series A convertible contingently redeemable preferred shares	12,996,000

Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	108,411,512

Pro forma loss per share—basic and diluted	(0.02)

20. OTHER OPERATING INCOME

In 2005, the Company entered into a contractual arrangement whereby it acquired the right to use advertising space in a magazine publication for a period of 10 years in return for annual payments of US$26,000 and a deposit of US$104,000. In July 2007, the Company sold its advertising rights, including its deposit of US$104,000, to a third party in return for US$260,000 which resulted in a gain of approximately US$131,000, net of sales tax of US$25,000.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at September 30,
	2006	2007
	US$(’000)	US$(’000)
ASSETS

Non-current assets:
Investment in subsidiaries	721	13,687

Total non-current assets	721	13,687

Total assets	721	13,687

LIABILITIES AND SHAREHOLDERS’ EQUITY

Commitments and contingencies
Series A convertible contingently redeemable preferred shares (par value of US$0.0001 per share; Authorized—20,000,000 shares at September 30, 2006 and 2007; Issued and outstanding—nil and 12,996,000 shares at September 30, 2006 and 2007, respectively; pro forma nil (unaudited). At September 30, 2007, aggregate liquidation preference and redemption amounts were US$8,000 and US$8,903, respectively (2006-nil))	—	903

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2006 and 2007 respectively; Authorized—480,000,000 shares at September 30, 2006 and 2007; Issued and outstanding—100,000,000 and 91,877,000 shares at September 30, 2006 and 2007, respectively)	10	9
Additional paid-in capital	277	12,606
Foreign currency translation	35	433
Retained earnings (cumulative deficits)	399	(264)

Total shareholders’ equity	721	12,784

Total liabilities, preferred shares and shareholders’ equity	721	13,687

Condensed statements of income

	For the years ended September 30,
	2005	2006	2007
	US$(’000)	US$(’000)	US$(’000)
Operating income
Equity in profit of subsidiaries	305	49	5,449

Net income	305	49	5,449

Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	—	—	(903)
Net income attributable to ordinary shareholders	305	49	4,546

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed cash flow statements

	For the years ended September 30,
	2005	2006	2007
	US$(’000)	US$(’000)	US$(’000)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	305	49	5,449
Adjustments to reconcile net income to net cash used in operating activities:
Equity in profit of subsidiaries	(305)	(49)	(5,449)
Net cash generated in operating activities	—	—	—

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of the year	—	—	—

Cash and cash equivalents at end of the year	—	—	—

Basis of Presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in APB opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in Subsidiaries” and 100% of the subsidiaries profit or loss as “Equity in profit or loss of subsidiaries” on the statement of income.

22. SUBSEQUENT EVENTS

Pursuant to a purchase agreement entered between Beijing Champion and an independent party on September 26, 2007, Beijing Champion will purchase 40% of a business from the independent party at a price of US$319,000. In November 2007, Beijing Champion completed the registration processes and obtained the business license for the new business.

In December 2007, the Group repaid short-term borrowing amounted to US$399,000.

On January 11, 2008, the Company was established. On March 7, 2008, the Company completed the share exchange with CDEL Hong Kong in preparation for its public offering, the details of which are set out in Note 1.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of U.S. Dollars (“US$”))

		As at
	Notes	September 30, 2007	March 31, 2008
		US$	US$
			(unaudited)
ASSETS

Current assets:
Cash and cash equivalents		7,106	7,775
Accounts receivable	3	141	4
Inventories	4	119	34
Prepayment and other current assets	5	209	688
Deferred tax assets, current portion	16	1,412	1,856
Deferred cost—current portion		—	93

Total current assets		8,987	10,450

Non-current assets:
Investment	6	—	162
Deferred cost—non current portion		215	349
Property, plant and equipment, net	7	4,828	6,437
Goodwill	8	4,119	4,408
Other intangible assets, net	8	870	1,120
Deposit for non-current assets ( including related party amounts of US$666 and US$nil as of September 30, 2007 and March 31, 2008, respectively)	9	833	20
Deferred tax assets, non-current portion	16	8	201
Other non-current assets		68	176
Deferred initial public offering costs	10	—	1,571

Total non-current assets		10,941	14,444

Total assets		19,928	24,894

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

(Amounts in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

	Notes	As at September 30, 2007	As at March 31, 2008	Pro forma shareholders’ equity As at March 31, 2008

		US$	US$	US$
			(unaudited)	(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank borrowing	11	399	—
Long-term bank borrowings, current portion	11	47	69
Accrued expenses and other liabilities	12	965	2,009
Income tax payable	16	32	540
Deferred revenue		2,524	4,493
Refundable fees		1,907	2,340

Total current liabilities		5,874	9,451

Non-current liabilities:
Long-term bank borrowings, non-current portion	11	367	347

Total non-current liabilities		367	347

Total liabilities		6,241	9,798

Commitments and contingencies	19

Series A convertible contingently redeemable preferred shares (par value of US$0.0001 per share; Authorized—20,000,000 shares at September 30, 2007 and March 31, 2008; Issued and outstanding—12,996,000 shares at September 30, 2007 and March 31, 2008; pro forma nil. At September 30, 2007, aggregate liquidation preference and redemption amounts were US$8,000 and US$8,903, respectively. At March 31, 2008, aggregate liquidation preference and redemption amounts were US$8,000 and US$9,705, respectively)	13	903	1,705	—

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2007 and March 31, 2008, respectively; Authorized—480,000,000 shares at September 30, 2007 and March 31, 2008; Issued and outstanding—91,877,000 shares at September 30, 2007 and March 31, 2008; 106,840,594 shares for pro forma)	14	9	9	11
Additional paid-in capital	13	12,606	12,606	22,309
Foreign currency translation		433	1,285	1,285
Cumulative deficits		(264)	(509)	(8,509)

Total shareholders’ equity		12,784	13,391	15,096

Total liabilities, preferred shares and shareholders’ equity		19,928	24,894

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		For the six months ended March 31,
	Notes	2007	2008
		US$	US$
		(unaudited)	(unaudited)
Sales, net of business tax, value-added tax and related surcharges:
Online education services		3,421	4,804
Books and reference materials		186	244
Others		93	160

Total net revenues		3,700	5,208

Cost of sales
Cost of services		(1,611)	(2,109)
Cost of tangible goods sold		(103)	(138)

Total cost of sales		(1,714)	(2,247)

Gross profit		1,986	2,961
Operating expenses:
Selling expenses		(710)	(816)
General and administrative expenses (including related party amounts of US$142 and US$nil for the six months ended March 31, 2007 and 2008, respectively)		(867)	(1,336)

Total operating expenses		(1,577)	(2,152)
Other operating income		—	207

Operating income		409	1,016
Interest income		3	29
Interest expense		(20)	(21)
Exchange loss		—	(52)
Equity in loss of an affiliated company		—	(46)

Income before income taxes		392	926
Income tax benefit (expense)	16	23	(176)

Net income		415	750

Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	13	(101)	(802)

Net income (loss) attributable to ordinary shareholders		314	(52)

Earnings (loss) per share
Basic	21	Nil	Nil

Diluted	21	Nil	Nil

Weighted average number of ordinary shares outstanding:
Basic and diluted shares	21	98,973,467	91,877,000

Pro forma loss per share
Basic and diluted on an as converted basis	21		(0.07)

Weighted average number of ordinary shares outstanding used in computation of:
Pro forma basic and diluted loss per share	21		106,840,594

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statement.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Amounts in thousands of U.S. Dollars (“US$”))

	For the six months ended March 31,
	2007	2008
	US$	US$
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	415	750

Adjustments to reconcile net income to net cash generated from operating activities:
Equity in loss of an affiliated company	—	46
Depreciation of property, plant and equipment	112	236
Amortization of other intangible assets	167	95
Deferred tax benefit	(879)	(387)

Changes in operating assets and liabilities:
Decrease in accounts receivable	—	143
Increase in prepayments, deposits and other assets	(45)	(451)
(Increase) decrease in inventories	(76)	90
Change in deferred cost	(45)	(205)
Decrease (increase) in other non-current assets	15	(40)
(Decrease) increase in accrued expenses and other liabilities	(165)	50
Increase in deferred revenue	1,801	1,736
Increase in refundable fees	1,712	291
Increase in income tax payable	789	494
Increase in amounts due to related parties	63	—

Net cash generated from operating activities	3,864	2,848

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in advance to a magazine	(142)	—
Acquisition of investment (note 6)	—	(191)
Acquisition of property, plant and equipment, net of related payables	(432)	(1,035)
Acquisition of other intangible assets	(83)	(242)
Payment of deposit for the acquisition of non-current assets (including related party amounts of US$1,034 and US$nil for the six months ended March 31, 2007 and 2008, respectively)	(1,132)	(20)

Net cash used in investing activities	(1,789)	(1,488)

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (CONTINUED)

(Amounts in thousands of U.S. Dollars (“US$”))

	For the six months ended March 31,
	2007	2008
	US$	US$
	(unaudited)	(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series A convertible contingently redeemable preferred shares (net of issuance costs of US$31)	4,969	—
Proceeds from short-term bank borrowing	384	—
Repurchase of ordinary shares	(4,975)	—
Repayment of long-term bank borrowings	(23)	(26)
Repayment of short-term bank borrowings	—	(411)
Payment of deferred initial public offering cost	—	(651)

Net cash generated (used in) from financing activities	355	(1,088)

Exchange rate effect on cash and cash equivalents	38	397

Net increase in cash and cash equivalents	2,468	669
Cash and cash equivalents at beginning of the period	690	7,106

Cash and cash equivalents at end of the period	3,158	7,775

Supplemental schedule of cash flows information:

Income tax paid	(66)	(66)
Interest paid	(20)	(21)
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	372	725
Acquisition of an investment through utilization of deposits	—	133

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. Dollars (“US$”), except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (cumulative deficits)	Total shareholders’ equity
		US$	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance as of September 30, 2006	100,000,000	10	277	35	399	721
Comprehensive income
Net income for the six months	—	—	—	—	415	415
Foreign currency translation adjustments	—	—	—	123	—	123

Total comprehensive income						538
Push down adjustments	—	—	4,458	—	—	4,458
Repurchase of ordinary shares (note 14)	(8,123,000)	(1)	—	—	(4,999)	(5,000)
Compensation charge (note 14)	—	—	—	—	25	25
Recognition of beneficial conversion feature upon issuance of Series A convertible contingently redeemable preferred shares	—	—	4,969	—	—	4,969
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	—	—	—	—	(101)	(101)

Balance as of March 31, 2007	91,877,000	9	9,704	158	(4,261)	5,610

Balance as of September 30, 2007	91,877,000	9	12,606	433	(264)	12,784
Comprehensive income
Net income for the six months	—	—	—	—	750	750
Foreign currency translation adjustments	—	—	—	852	—	852

Total comprehensive income						1,602
Deemed dividends arising from purchase of properties from a controlling shareholder (note 17 (b))	—	—	—	—	(193)	(193)
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares (note 13)	—	—	—	—	(802)	(802)

Balance as of March 31, 2008	91,877,000	9	12,606	1,285	(509)	13,391

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of China Distance Education Holdings Limited (the “Company”) and its subsidiaries, China Distance Education Limited (“CDEL Hong Kong”), Beijing Champion Distance Education Technology Co., Ltd. (“Champion Technology”), Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”) and Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”). The Company and its subsidiaries are collectively referred to as the “Group”. These unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the year ended September 30, 2007. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the six months ended March 31, 2008 are not necessarily indicative of results to be expected for the full year of 2008 due in part to the seasonality of the Group’s business. As the mix of types of exams and course subjects changes over time, we experience seasonality based on the timing of various types of exams held in different times of the year in different subject areas. The consolidated balance sheet as of September 30, 2007 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements and related notes for the year ended September 30, 2007.

The Group is principally engaged in provision of online education services, sales of books and reference materials and course production in the People’s Republic of China (“PRC”). The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of March 31, 2008 are as follows:

Company	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities
CDEL Hong Kong	March 13, 2003	Hong Kong	100%	Investment Holding

Champion Technology	January 5, 2004	PRC	100%	Provision of technical support and consultancy services and course production

Champion Education Technology	April 23, 2007	PRC	100%	Software licensing and course production

Beijing Champion	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, revenue recognition, useful lives of property, plant and equipment and other intangible assets, provision for obsolete inventories and realization of deferred tax assets. Actual results could materially differ from those estimates.

Principles of Consolidation

These consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Investment

The investment for which the Group has the ability to exercise significant influence but not control is accounted for using the equity method. Significant influence generally exists when at least 20% but less than 50% of the voting interest is acquired in an investment. Under the equity method, the investment is initially recorded at purchase cost and adjusted by the Group’s proportionate share in the earnings or losses and distributions from the investee and any purchase price adjustments arising from the acquisition of the investee. All unrealized inter-company profits and losses have been eliminated under the equity method.

An impairment charge is recognized for equity method accounted for investment when an other than temporary decline in its carrying value has occurred.

Advertising Expenditure

Advertising costs are expensed when incurred and are included in “selling expenses” in the income statement. For the six months ended March 31, 2007 and 2008, advertising expenses were approximately US$417,000 and US$223,000, respectively.

Government grants

Government grants are recognized as other operating income upon receipt and when all the conditions attached to the grants have been met.

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income statement in the period that includes the enactment date.

Effective October 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

disclosure for uncertainty in tax positions, as defined in that statement. The Group adopts the policy to classify interest to be paid on any underpayment of income taxes in interest expense and penalties to other operating expenses. No such amounts have been incurred. See Note 16 for additional information including the impact of adopting FIN 48 on the Group’s consolidated financial statements.

Income taxes related to ordinary income for interim periods are computed at an estimated annual effective tax rate and the income taxes related to all other items are individually computed and recognized when the items occur. The estimated effective tax rate is used in providing for income taxes on a current year-to-date basis.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively, with limited exceptions, as of the beginning of the fiscal year in which SFAS 157 is initially applied. The Company is currently assessing the impact, if any, that SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, that SFAS 159 will have on its financial statements.

On December 4, 2007 the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (“SFAS160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently assessing the impact, if any, that the adoption of SFAS 160 will have on its financial statements.

On December 4, 2007 the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R) an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific item, including:

•	Acquisition costs will be generally expensed as incurred;

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

•	Non-controlling interests (formerly known as “minority interests”) will be valued at fair value at the acquisition date;

•

Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•	In process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

•	Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

•	Charges in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141(R) also includes a substantial number of new disclosure requirements. The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently assessing the impact, if any, that the adoption of SFAS141(R) will have on its financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No.133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. Statement 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the impact, if any, that the adoption of SFAS No. 161 will have on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This new standard shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With General Accepted Accounting Principles”. The Company is currently assessing the impact, if any, that the adoption of SFAS No. 162 will have on its financial statements.

3. ACCOUNTS RECEIVABLE

	September 30, 2007	March 31, 2008
	US$(’000)	US$(’000)
Balance at end of year	141	4

All the accounts receivable are non-interest bearing.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. INVENTORIES

Inventories consist of the following:

	September 30, 2007	March 31, 2008
	US$(’000)	US$(’000)
Raw materials	114	24
Finished goods	5	10

	119	34

5. PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

	September 30, 2007	March 31, 2008
	US$(’000)	US$(’000)
Deposits	81	86
Advance to the suppliers*	—	355
Prepaid expenses	85	141
Others	43	106

	209	688

*	The advance to suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of revenue is recorded in the period in which a loss is incurred. To date, the Group has not experienced any loss of advances to suppliers.

6. INVESTMENT

On September 26, 2007, Beijing Champion and an independent third party entered into two purchase agreements under which Beijing Champion acquired a 40% equity interest in Beijing Caikaowang Company Limited (“Caikaowang”) and the rights to certain low activity Internet domain names at the stated contract price of US$54,000 (RMB400,000) and US$270,000 (RMB2,000,000), respectively. In addition, the terms of the equity investment agreement provide Beijing Champion with the option (“Purchase Option”) to acquire an additional 40% equity interest in Caikaowang at a purchase price to be determined based on certain financial results of the investee. Caikaowang is mainly engaged in the provision of on-line education services. The transactions were completed on November 30, 2007.

As these two acquisitions were contemplated concurrently and entered into with the same counterparty, the acquisitions were accounted for as a single purchase whereby the total purchase price was allocated to the assets acquired based on their fair values. The allocation of the purchase price is as follows:

US$(’000)
Investment in Caikaowang	191
Other non-current assets — Purchase Option	57
Domain names	—
Deferred tax assets	76

Total purchase price	324

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Group recorded goodwill of approximately US$144,000 as a result of the acquisition of Caikaowang and accounted for the above investment using the equity method of accounting because the Group has the ability to exercise significant influence over Caikaowang. For the six months period ended March 31, 2008, the Group recorded an equity method loss of US$46,000 in Caikaowang.

The movement of the investment account represented on the unaudited interim condensed consolidated balance sheet is as follows:

US$(’000)
Balance — Balance as at September 30, 2007	—
Acquisition of investment	191
Equity in loss of an affiliated company	(46)
Foreign currency adjustment	17

Balance — Balance as at March 31, 2008	162

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	September 30, 2007	March 31, 2008
	US$(’000)	US$(’000)
Buildings	3,808	4,593
Electronic and office equipment	1,277	1,792
Motor vehicles	51	247
Leasehold improvement	364	767

Total	5,500	7,399
Less: Accumulated depreciation	(672)	(962)

	4,828	6,437

Depreciation expenses were approximately US$112,000 and US$236 ,000 for the six months ended March 31, 2007 and 2008, respectively.

As of March 31, 2007, certain of the Group’s buildings with a net carrying value of approximately US$1,030,000 (September 30, 2007: US$977,000) were pledged as security for long-term bank borrowings of approximately US$416,000 (September 2007: US$414,000).

8. OTHER INTANGIBLE ASSETS AND GOODWILL

Goodwill is comprised of the following:

	September 30, 2007	March 31, 2008
	US$(’000)	US$(’000)
Balance at beginning of period	111	4,119
Push-down adjustments	3,801	—
Foreign currency adjustment	207	289

Total	4,119	4,408

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Other intangible assets consist of the following:

	September 30, 2007	March 31, 2008
	US$(’000)	US$(’000)
Computer software	323	595
Trademarks and domain names	755	845
Website	55	59
Courseware	150	160

Total	1,283	1,659
Less: Accumulated amortization	(413)	(539)

	870	1,120

Amortization expenses were approximately US$ 167,000 and US$95,000 for the six months ended March 31, 2007 and 2008, respectively.

Amortization relating to education software and courseware of approximately US$131,000 and US$ 44,000 for the six months ended March 31, 2007 and 2008, respectively were included in cost of services in the consolidated income statements. Other amortization expenses were included in general and administrative expenses in the consolidated income statements.

The estimated annual amortization expenses for the above intangible assets for each of the following five years are as follows:

US$(’000)
Six months ended September 31,
2008	66
Year ended September 31,
2009	125
2010	111
2011	96
2012	81
2013	36

515

9. DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	September 30 2007	March 31 2008
	US$(’000)	US$(’000)
Deposit for purchase of property, plant and equipment	666	20
Deposit for purchase of software	3	—
Deposit for purchase of domain names	31	—
Deposit for a business acquisition*	133	—

	833	20

*	Pursuant to a purchase agreement entered into between Beijing Champion and an independent party on September 26, 2007, Beijing Champion agreed to purchase 40% of a business from the independent party at a price of US$ 248,000 (note 6). As of September 30, 2007, a deposit of US$133,000 has been made.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. DEFERRED INITIAL PUBLIC OFFERING COSTS

Deferred initial public offering costs represent incremental costs incurred by the Group directly attributable to the Company’s initial public offering. The deferred initial public offering costs will be charged against the gross proceeds of such offering.

11. BANK BORROWINGS

	September 30, 2007	March 31, 2008
	US$(’000)	US$(’000)
Total bank borrowings	813	416

Comprised of:
Short-term	399	—
Long-term, current portion	47	69

	446	69
Long-term, non-current portion	367	347

	813	416

All bank borrowings were obtained by Beijing Champion from financial institutions in China.

The short-term bank borrowing outstanding at September 30, 2007 bore interest at 6.12% per annum, and was denominated in the amount of RMB3,000,000. This borrowing had a term of one year and was repaid on December 30, 2007. As of September 30, 2007, the short-term bank borrowing was jointly guaranteed by Champion Technology and Mr. Zhengdong Zhu.

The long-term bank borrowings outstanding at March 31, 2008 bore interest at 7.83% per annum and were denominated in the amount of RMB2,920,000. These long-term bank borrowings of approximately US$ 416,000 were secured by buildings with a net carrying value of approximately US$1,030,000.

As of March 31, 2008, the maturity of these long-term bank borrowings was as follows:

March 31, 2008
US$(’000)
Within one year	69
Between one and two years	69
Between two and three years	69
Between three and four years	69
Between four and five years	69
Beyond five years	71

416

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	September 30, 2007	March 31, 2008
	US$(’000)	US$(’000)
Accrued initial public offering costs	—	920
Accrued expenses	518	571
Salary and welfare payable	160	225
Other payable	287	293

	965	2,009

13. SERIES A CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES

On March 9, 2007, the Company entered into a Series A Preferred Share Subscription Agreement (“Series A Share Agreement”) with three unrelated investors (the “Investors”), namely Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited, in connection with the issuance of Series A Preferred Shares (“Series A Shares”). Pursuant to the Series A Share Agreement, the Company issued 12,996,000 shares of Series A Shares at US$ 0.615553 per share to the Investors for US$7,871,000, net of issuance expenses of US$129,000. Up to March 31, 2007, the Company received US$4,969,000, net of issuance expense of US$31,000.

Key terms of the Series A convertible contingently redeemable preferred shares are summarized as follows:

Voting Rights

The Series A Share holders are entitled to one vote for every ordinary share which the Series A Shares are convertible into.

Liquidation Preference

The holders of the Series A Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares or any other class or series of shares by reason of their ownership of such shares, the amount equal to the Series A Issue Price (as adjusted for share splits, share dividends, combinations, recapitalizations and similar events with respect to such shares) for each Series A Share, plus all accrued but unpaid dividends on the Series A Shares. If upon the occurrence of a liquidation, dissolution or winding up of the Company the assets and funds thus distributed among the holders of the Series A Shares shall be insufficient to permit the payment to such holders of the full Series A Preference Amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A Shares.

Dividends

The holders of Series A Shares, in preference to the holders of ordinary shares, shall be entitled to receive, when, as and if declared by the Directors, but only out of funds that are legally available therefore on a non-cumulative basis, dividends at a rate equal to the greater of (i) eight percent (8%) of the Series A Issue Price per annum or (ii) in the event dividends are to be paid on or set aside for any ordinary shares, the amount per share to be paid on or set aside for all outstanding Series A Shares (on an as-converted basis) (as adjusted for any share dividends, combinations, splits, recapitalizations and the like with respect to such shares). All declared but

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

not paid dividends shall be paid on or before the consummation of a qualified public offering. No dividends may be paid on the ordinary shares or any future series of preferred shares unless all accrued and unpaid dividends on the Series A Shares have been paid.

Conversion Rights

The Series A Shares are convertible into ordinary shares at the option of the holder at any time after the issuance date at an initial conversion price of US$0.615553. The conversion price may be adjusted for the following conditions:

Deemed issue of additional ordinary shares/Issuance of additional ordinary shares—In the event that after the Series A original issue date the Company shall issue or shall have been deemed to issue additional ordinary shares without consideration or for a consideration per share less than the Series A conversion price in effect on the date of and immediately prior to such issue, then and in such event, the Series A conversion price shall be reduced, concurrently with such issuance, to a price equal to the price paid per share for such additional ordinary share.

Adjustments for shares dividends, subdivisions, combinations or consolidations of ordinary shares—In the event the ordinary shares shall be subdivided (by share dividend, share split, or otherwise), into a greater number of ordinary shares, the Series A conversion price then in effect shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the ordinary shares shall be combined or consolidated, by reclassification or otherwise, into a lesser number of ordinary shares, the Series A conversion price then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

The Series A conversion price shall be subject to reduction if net profit, which is determined in accordance with generally accepted accounting principles in the United States or the International Financial Reporting Standards (“IFRS”) as determined by the Company and applied on a consistent basis and excluding extraordinary and exceptional one-time income items and any fees and expenses incurred with respect to any equity financing, potential initial public offering or potential merger or acquisition of the Company that are approved by the Investors, is below RMB50 million and RMB100 million for the years ended September 30, 2007 and 2008, respectively.

Automatic Conversion

Each Series A Share shall automatically be converted into ordinary shares at the then effective Series A conversion price upon the earlier of (i) the vote to so convert of the holders of no less than fifty-one percent (51%) of the Series A Shares, voting as a single class, or (ii) upon the consummation of a qualified public offering with an offering size of no less than US$70 million and the offering price no less than three times the original subscription price of US$0.615553 per preferred share.

Redemption

At any time commencing on or after December 31, 2010, provided that a qualified public offering has not occurred, at the election and upon written consent of the holders of at least a majority of the then outstanding Series A Shares, voting together as a class, the Company shall redeem up to all of the outstanding Series A Shares at a redemption price per share equal to a price per share that represents an implied valuation of the Company that equals a fixed internal rate of return of twenty percent (20%) per annum to each holder of Series A Shares, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Registration Rights

Upon completion of a qualified public offering, the holders of Series A Shares are entitled to request that the Company uses its best efforts to register their ordinary shares under the Securities Act of 1933, following the expiration of the six months lockup period after the offering. The Company has no obligation to pay any consideration in the event registration is not successful.

Accounting for the Series A Shares

The Series A Shares have been classified as mezzanine equity as these Series A Shares can be redeemed at the option of the holders on or after an agreed upon date.

The initial carrying value of the Series A Shares is the issuance price of the Series A Shares at the date of issuance. The Series A Shares are convertible to the Company’s ordinary shares at issuance date. The Company firstly evaluated the embedded conversion option in its Series A Shares to determine if there were any embedded derivatives requiring bifurcation. The conversion option of the Series A Shares does not qualify for separate derivative accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded and therefore not readily convertible into cash.

The Group then evaluated whether a beneficial conversion feature exists by comparing the operable conversion price of Series A Shares with the fair value of the ordinary shares at the commitment date. Based on a valuation done by American Appraisal China Limited, the Group concluded that the fair value of ordinary shares was greater than the operable conversion price of Series A Shares at the commitment date and the excess is greater than the proceeds received from the issuance of Series A Shares. In accordance with EITF 98-5, if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the Series A Shares, the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the Series A Shares. Accordingly, the total proceeds were allocated to the beneficial conversion feature with a credit to Additional paid-in capital upon the issuance of the Series A Shares. Using an effective quarterly yield of 189%, the accretion of the beneficial conversion feature amounted to US$69 as of March 31, 2008. All of the unamortized discount remaining at the date of conversion will be immediately recognized as a reduction to net income attributable to ordinary shareholders.

Further, an accretion charge to increase the Series A Shares’ carrying value to their expected redemption amount over the period from issuance to earliest redemption date is recorded as a reduction to net income available to ordinary shareholders using the effective yield method. The accretion amounted to US$802,000 for the six months ended March 31, 2008.

The movement of balance of the Series A Shares presented on the consolidated balance sheets is as follows:

US$(’000)
Series A Shares—Balance as at September 30, 2007	903
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	802

Series A Shares—Balance as at March 31, 2008	1,705

Pursuant to Series A Share Agreement, the Company adjusted the conversion price of the Series A Shares to US$0.534636 per share because the net income (as defined in the Series A Share Agreement) of the 2007 fiscal year failed to achieve RMB50 million (US$7.1 million), as a result of which each preferred share became

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

convertible into 1.1514 ordinary shares. In addition, in the event that the net income (as defined in the Series A Share Agreement) of the 2008 fiscal year is less than RMB100 million (US$14.3 million), the conversion price of the preferred shares will be further adjusted.

14. ORDINARY SHARES

On March 9, 2007, the Company purchased and cancelled 8,123,000 ordinary shares from Champion Shine Trading Limited (“Champion Shine”), a wholly owned subsidiary of the Group’s controlling shareholder and chief executive officer, Mr. Zhengdong Zhu, at a price of US$0.615553 per share which exceeded the fair value of the shares repurchased in aggregate by approximately US$25,000. Accordingly, the excess amount has been reported as compensation expense in general and administrative expenses on the consolidated statement of income. The fair value of the shares was determined based on a valuation performed by American Appraisal China Limited.

All share and per share data before January 11, 2008, the inception date of the Company, are presented to give retroactive effect to the share exchange between CDEL Hong Kong and the Company at a rate of 1,000 shares in the Company to 1 share in CDEL Hong Kong.

15. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Champion Technology and Champion Education Technology were established as a wholly-owned foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Beijing Champion was established as a domestic invested enterprise and therefore is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling approximately US$3,038,000 as of March 31, 2008.

16. TAXATION

a) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

CDEL Hong Kong was incorporated in Hong Kong and does not conduct any substantive operations of its own.

No provision for Hong Kong profits tax has been made in the financial statements as the Company has no assessable profits for the six months ended March 31, 2007 and 2008 respectively. In addition, upon payments of dividends by CDEL Hong Kong to its shareholders, no Hong Kong withholding tax will be imposed.

China

Prior to January 1, 2008, PRC enterprise income tax, “EIT”, is generally assessed at the rate of 33% of taxable income. However, according to relevant PRC income tax law, a foreign owned enterprise qualified as a “high and new technology enterprise” is entitled to a preferential EIT rate of 15% and is further entitled to a three-year EIT exemption for its first three years of operations, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, a domestic enterprise qualified as “high and new technology enterprise” is entitled to a preferential EIT rate of 15% and is further entitled to a three-year EIT exemption for its first three-years of operation and a 50% reduction of its applicable EIT rate for the succeeding three years. The Group’s PRC enterprises have different fiscal and tax year ends. The PRC enterprises use September 30 for financial reporting purposes and December 31 for tax purposes.

Beijing Champion qualified as a “high and new technology enterprise” in the PRC and enjoyed preferential tax treatments as a result of this status. Beijing Champion was exempted from EIT in 2001, 2002 and 2003 and was subject to a 7.5% EIT from 2004 to 2006. The applicable EIT rate of Beijing Champion is 15% in 2007.

Champion Technology qualified as a “high and new technology enterprise” in the PRC and enjoyed preferential tax treatments as a result of this status. Champion Technology was exempted from EIT in 2004, 2005 and 2006 and is subject to a 7.5% EIT in 2007. The applicable EIT rate of Champion Technology is 7.5% in 2008.

Champion Education Technology qualified as a “high and new technology enterprise” in the PRC and enjoyed preferential tax treatments as a result of this status. Champion Education Technology is exempt from EIT in 2007.

In March 2007, a new enterprise income tax law in the PRC was enacted which was effective on January 1, 2008. The new tax law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

enterprises. The new enterprise income tax law provides grandfather treatment for companies qualified as new technology enterprises under the previous income tax laws and rules and established before March 16, 2007. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. Champion Technology is subject to the grandfather provision and uses 7.5% as applicable EIT rate for 2008.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprise,” which will be entitled to a favorable statutory tax rate of 15%. Solicitation of actual applications has not yet commenced. There are still divergent views on whether there will be any preconditions for allowing grandfather treatment for the unexpired tax holidays of high and new technology enterprises previously qualified under the old tax laws as of December 31, 2007. Due to uncertainties on a) whether Beijing Champion or Champion Education Technology will eventually be approved for high and new technology enterprise status and b) whether theses entities will be able to enjoy grandfather treatment for their unexpired tax holidays unconditionally, Beijing Champion and Champion Education Technology have accounted for their current and deferred income tax based on the enacted statutory tax rate of 25% as applicable EIT rate for 2008.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could possibly result in additional tax liabilities. As such the Group has assessed its tax position for a potential income tax exposure related to its subsidiaries in PRC.

The Group adopted the provisions of FIN 48 effective on October 1, 2007. FIN 48 requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. As a result of the adoption of FIN 48, the Group assessed its tax positions and concluded that there were no cumulative effect adjustments to the opening balance of retained earnings as of October 1, 2007 or any further significant tax benefits related to uncertainty in income taxes beyond those already recorded in the Group’s financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	September 30, 2007	March 31, 2008
	US$(’000)	US$(’000)
Deferred tax assets, current portion
Inventory write down	11	—
Accrued expenses	32	58
Excessive advertising expenses*	299	113
Deferred revenue	547	1,123
Refundable fees	475	585
Others	48	—

	1,412	1,879

Deferred tax liabilities, current portion
Deferred cost, current portion	—	(23)

Deferred tax assets, current portion, net	1,412	1,856

Deferred tax assets, non-current portion
Intangible asset	—	69
Property, plant and equipment	81	152
Accounts receivable	131	220

	212	441

Deferred tax liabilities, non-current portion
Intangible assets	(150)	(153)
Deferred cost, non current portion	(54)	(87)

	(204)	(240)

Deferred tax assets, non-current portion, net	8	201

*	Pursuant to relevant PRC tax laws and regulations, excessive advertising expenses can be deducted from the taxable income in the following year.

17. RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Group
Mr. Zhengdong Zhu	Director of the Company and ultimate controlling shareholder of the Company

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

b)	The Group had the following related party transactions for the six months ended March 31, 2007 and 2008:

	March 31, 2007	March 31, 2008
	US$(’000)	US$(’000)
Office rental expenses paid to Mr. Zhengdong Zhu	142	—
Purchase of properties from Mr. Zhengdong Zhu *	—	738
Short-term borrowing guaranteed by Mr. Zhengdong Zhu	399	—

*	In December 2007, the Group purchased certain property from Mr. Zhengdong Zhu at a total consideration of approximately US$738,000 which approximated the fair value of the assets acquired. The excess of the consideration paid by the Group over the net carrying value of the properties amounted to US$193,000 (net of deferred tax effect of US$64,000) and was reflected as deemed dividends distributed to Mr. Zhengdong Zhu, the controlling shareholder of the Company, in the consolidated statement of changes in shareholders’ equity.

Beijing Champion granted Caikaowang, its equity investee, the use of certain of its domain names for no consideration during the period from November 30, 2007 to March 31, 2008.

18. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately US$138,000 and US$164,000 for the six months ended March 31, 2007 and 2008, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employee in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the income statement as incurred. The total amounts for such employee benefits were approximately US$577 and US$769 for the six months ended March 31, 2007 and 2008, respectively.

19. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at March 31, 2008:

US$(’000)
Six months ended September 30,
2008	349
Year ended September 30,
2009	677
2010	672
2011	56

1,754

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the six months ended March 31, 2007 and 2008, total rental expenses for all operating leases amounted to approximately US$151,000 and US$280,000, respectively.

Capital commitments

Purchase of property, plant and equipment

As of March 31, 2008, the Group had remaining commitments of approximately US$ 36,000 related to the decoration of the leased office units.

20. SEGMENT REPORTING

The Company operates and manages its business as a single segment that includes primarily the provision of online education services and selling of related products.

The revenues attributable to the different service and product groups are as follows:

	For the six moths ended March 31,
	2007	2008
	US$(’000)	US$(’000)
Online education services	3,421	4,804
Books and reference materials	186	244
Others	93	160

	3,700	5,208

Online education services accounted for 92% of the Group’s net sales for the six month periods ended March 31, 2007 and 2008. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

Geographic disclosures:

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21. EARNINGS (LOSSES) PER SHARE

Basic and diluted earnings (losses) per share for each of the periods presented are calculated as follows:

	For the six months ended March 31,
	2007	2008
	US$	US$
	(Amounts in thousands except for the number of shares and per share data)
Numerator:
Net income (loss) attributable to ordinary shareholders	314	(52)
Less: Undistributed earnings allocated to participating preferred shares	(6)	—
Net income (loss) allocated to ordinary shares for computing net income per ordinary shares—basic and diluted	308	(52)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (losses) per share	98,973,467	91,877,000
Basic and diluted earnings (losses) per share	Nil	Nil

The basic earnings (losses) per share was calculated using the two class method because the Series A Shares were participating securities. The losses were not allocated to holders of the Series A Shares because they are not obligated to fund the losses of the Group and the contractual principal and mandatory redemption amount of Series A Shares are not reduced as a result of losses incurred by the Group. Diluted earnings per share is the same as basic earnings per share because the effects of the Series A Shares were anti-dilutive when computed on an “if converted” basis. Diluted loss per share is the same as basic losses per share because the if-converted method would not be applied as the effect of the Series A Shares would be anti dilutive.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On March 9, 2007, the Company issued Series A convertible contingently redeemable preferred shares (Note 13). Each of the Series A Shares will automatically be converted into one fully paid ordinary share of the Company upon the earlier of (i) the vote to so convert of the holders of no less than fifty-one percent (51%) of the Series A Shares, voting as a single class, or (ii) upon the consummation of a qualified public offering. The Series A conversion price has been reduced to US$0.534636 per share (note 13) and shall be subject to reduction if net profit is below RMB100 million for the year ended September 30, 2008. Assuming the conversion had occurred “on a hypothetical” basis on October 1, 2007, the pro-forma basic and diluted loss per share for the six months ended March 31, 2008 are calculated as follows:

For the six months ended March 31, 2008
US$
(Amounts in thousands except for the number of shares and per share data)
Numerator:
Net loss attributable to ordinary shareholders	(52)
Pro forma adjustments:
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount	802
Immediately accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(8,000)

Net loss for pro forma basic and diluted loss per share	(7,250)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	91,877,000
Conversion of Series A convertible contingently redeemable preferred shares	14,963,594

Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	106,840,594

Pro forma loss per share—basic and diluted	(0.07)

22. SUBSEQUENT EVENTS

a)	Share Incentive Plans

On April 18, 2008, the Company’s shareholders approved the “China Distance Education Holdings Limited Share Incentive Plan” (the “Prior Plan”). Under the Prior Plan, the Company may issue up to 11,652,556 ordinary shares of par value US$0.0001 per share to employees and non-employees of the Group (the “Participants”). On July 2, 2008, the Company’s shareholders approved “the China Distance Education Holdings Limited 2008 Performance Incentive Plan” (the “New Plan”). Subject to any amendment of the New Plan, the maximum number of ordinary shares that may be issued pursuant to the New Plan is equal to 5% of the total number of ordinary shares issued and outstanding as of the effective date of this offering, plus an automatic annual increase on October 1 of each calendar year commencing with October 1, 2008, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on September 30 of the same calendar year, or (ii) such number of ordinary shares as may be determined by the Company’s board of director. The purpose of these share incentive plans is to promote the success of the Company and the interests of its shareholders by providing a means through which the Company may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of recipients with

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

those of the Company’s shareholders generally. The Prior Plan will expire on April 17, 2018. The New Plan will expire on the tenth anniversary date of the effective date of the Company’s initial public offering.

The exercise price and vesting conditions of the share options will be determined by the compensation committee of the board of directors. The Prior Plan also requires certain adjustments to the aggregate number of share and the exercise price of the share options when certain events occur, including but not limited to share split and amalgamation.

By a resolution of the board of directors on April 18, 2008, 11,652,556 share options were authorized to be granted to certain employees and non-employees. An aggregate of 11,045,500 share options have been granted, including a total of 10,060,600 granted to employees on April 18, 2008 and May 31, 2008, and 984,900 granted to non-employees on April 18, 2008. The share options have an exercise price of US$2.995966 per share and have a graded vesting term of four years. On July 2, 2008, the Company’s board of directors has approved the issuance of a certain number of restricted shares in three installments to Carol Yu, who has agreed to become an independent director of the Company effective upon the effectiveness of its registration statement on Form F-1. The initial installment of such restricted shares will be issued on the completion of the Company’s initial public offering, and the remaining two installments will be issued on the second anniversary and third anniversary of the effective date of the Company’s initial public offering. The number of restricted shares to be issued on the initial installment date will be equal to the quotient yielded by dividing US$100,000 by the ordinary share price calculated based on the price at which the ADSs are sold to the public in this offering. The number of restricted shares to be issued on each subsequent issuance date will be equal to the quotient yielded by dividing US$100,000 by the ordinary share price calculated based on the closing price of our ADSs listed on NYSE Arca or any then listing venue of the Company on such issuance date.

For share-based compensation awards, granted to employees, the Company will account for these awards in accordance with SFAS 123(R) “Share-Based Payment” and will allocate the fair value of the awards to compensation expense over the vesting term on a straight-line basis over the requisite service period for the entire award with the amount of compensation expense recognized at any date not less than the portion of the grant-date value of the award that is vested at that date. For share options granted to non-employees, the Company will account for these share options in accordance with EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The Company, assisted by American Appraisal China Limited, an independent valuation firm, determined the fair value of each ordinary share underlying the share options and the total grant date fair value of the options to be approximately US$2.5 and US$13 million, respectively. The Company expects to recognize compensation expense, which may materially impact its future results of operations.

b)	Share Transaction

In April 2008, Champion Shine, a British Virgin Islands company which owns 21.9% interest of the Company and whose sole shareholder is Zhengdong Zhu, sold an aggregate of 3,722,991 ordinary shares to Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Easerich Group Limited, a British Virgin Islands company owned and controlled by Ping Wei, chief financial officer of the Company, at a price of $2.995966 per share for an aggregate purchase price of $11,153,954.5. In May 2008, Champion Shine sold an aggregate of 5,243,650 ordinary shares to Bertelsmann Asia Investments AG, a company organized under the laws of Switzerland at a price of $2.995966 per share for an aggregate purchase price of $15,709,797. Pursuant to the share purchase agreements, the purchase price per share paid by each of the four purchasers will be reduced by an amount equal to $2.995966 minus the initial public offering price times 80 percent, if the initial public offering price of the Company is lower than $3.7449575 per ordinary share as represented by ADS. In the event that a qualified public offering is not completed by December 31, 2008 for any reason, each of Orchid Asia III,

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

L.P., Orchid Asia Co-Investment Limited, Easerich Group Limited and Bertelsmann Asia Investments AG will have a put option to sell to Champion Shine or Mr. Zhengdong Zhu all or any portion of the ordinary shares it purchased at a price equal to the original per share purchase price times 120 percent, provided that such put option will be exercised on or prior to December 31, 2009.

c)	Natural Calamity

On May 12, 2008, a major earthquake struck Sichuan province in the PRC. The Ministry of Finance announced to educational institutions that the administration of the Elementary Level and Intermediate Level Accounting Professional Qualification Exams across China would be postponed to September 6 and 7, 2008 as a result of the earthquake. These exams were originally scheduled to be held on the third weekend of May 2008. On May 14, the Group announced that the students enrolled in the online education preparation courses for the Elementary Level and Intermediate Level Accounting Professional Qualification Exams will continue to have access to the online education courses until the rescheduled examination date. As a result of the exam dates being rescheduled from May 2008 to September 2008, deferred revenue generated from the test preparation courses relating to these two major accounting exams were not fully recognized as revenue by May 2008, but will be recognized over the period of time to September 2008.

d)	Acquisition of additional equity interest in an affiliated company

On May 22, 2008, the Group entered into a purchase agreement with 100 Online to acquire the remaining 60% equity interest in Caikaowang at a price of RMB4.0 million (US$570,000). On June 2, 2008, the Group obtained updated business registration with relevant government authority.

e)	Establishment of a new corporate entity with a third party

In June 2008, Beijing Champion and an unrelated third party formed a joint venture named Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge. Beijing Champion invested RMB30.0 million ($4.3 million) for a 69.8% equity interest in Champion Wangge. The remaining 30.2% equity interest in the joint venture will be issued to the other joint venture partner when it contributes certain intangible assets into the joint venture. According to the articles of association of Champion Wangge, the other joint venture partner is obligated to contribute the assets to Champion Wangge by June 16, 2010, as required by PRC law. Although the other joint venture partner has not yet made its investment into Champion Wangge, under PRC law, it can exercise its rights as a 30.2% shareholder including the rights to vote and elect joint venture directors. However, until the other joint venture partner contributes the required intangible assets into Champion Wangge, Beijing Champion has 100% rights to all the net assets of Champion Wangge, including any distributions or dividends that are paid by Champion Wangge. An independent fair value assessment of the injected assets will be made as soon as such assets have been agreed to. No operations have commenced at Champion Wangge since its formation. This new joint venture will provide online courses covering primary and secondary education subjects.

(f)	Amendment to Series A Convertible Contingently Redeemable Preferred Shares

On July 25, 2008, certain terms of the Series A Convertible Contingently Redeemable Preferred Shares were amended such that these preferred shares will automatically convert, at the effective conversion price of US$0.534636, into Ordinary Shares of the Company immediately prior to the listing of the Company’s American depositary shares on the NYSE Arca (“IPO”) provided the IPO is consummated on or prior to December 31, 2008. All other terms of the Series A Shares remain unchanged.

High-quality courses and superior support and services
CDEL
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Tens of thousands of course participants can simultaneously participate in our online courses at times and places convenient to them

Through and including                     , 2008 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

8,750,000 American Depositary Shares

China Distance Education Holdings Limited

Representing 35,000,000 Ordinary Shares

P R O S P E C T U S

                    , 2008

Citi	Merrill Lynch & Co.

Oppenheimer & Co.	Piper Jaffray

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Island courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that the directors and officers of the registrant shall be indemnified out of the assets of the registrant against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices provided that the indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities listed below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discount or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Issuance	Number of Securities Originally Issued	Number of Ordinary shares as Converted(1)	Consideration
Artson Limited	March 2007	6,498,000 series A convertible redeemable preferred shares	7,481,797	$3,999,864.0
Orchid Asia III, L.P.	March 2007	6,303,000 series A convertible redeemable preferred shares	7,257,274	$3,879,831.0
Orchid Asia Co-Investment Limited	March 2007	195,000 series A convertible redeemable preferred shares	224,523	$120,032.0
Certain officers, employees and other holders of our share options	April 2008	Options to purchase a total of 10,416,300 ordinary shares	N/A	N/A
Certain employees	May 2008	Options to purchase a total of 629,200 ordinary shares	N/A	N/A
Carol Yu, our director effective upon the effective date of this registration statement	Upon the completion of this offering and the second and third anniversary of the date of effectiveness of this offering	A certain number of ordinary shares in three installments with such number of ordinary shares determined based upon a total value of $100,000 on each date of issuance	N/A	N/A

(1)	Based on a 1 to 1.1514 conversion ratio.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description of Exhibit
1.1	—Form of Underwriting Agreement.*

3.1	—Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.*

4.1	—Form of Ordinary Share Certificate.*

4.2	—Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the closing of this offering*

4.3	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary.*

4.4	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 4.3).*

5.1	—Opinion of Conyers, Dill and Pearman, Cayman, the Cayman Islands counsel to the Registrant, regarding the issue of ordinary shares being registered.*

8.1	—Opinion of O’Melveny & Meyers LLP regarding certain U.S. federal tax matters.*

8.2	—Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters.*

10.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004.*

10.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated May 1, 2004.*

10.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004.*

10.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004.*

10.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004.*

10.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004.*

10.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

10.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

10.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008.*

10.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008.*

10.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 2008.*

10.12	—Declaration Letter by Baohong Yin, dated March 24, 2008.*

10.13	—Power of Attorney by Zhengdong Zhu, dated March 25, 2008.*

10.14	—Power of Attorney by Baohong Yin, dated March 25, 2008.*

Exhibit No.	Description of Exhibit
10.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008.*

10.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008.*

10.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008.*

10.18	—Shareholders Agreement among the Registrant, China Distance Education Limited, Beijing Champion Distance Education Technology Co., Ltd., Beijing Champion Education Technology Co., Ltd., Beijing Champion Hi-Tech Co., Ltd., Champion Shine Trading Limited, Empire China Limited, Zhengdong Zhu, Hongfeng Sun, Baohong Yin, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Artson Limited, dated March 7, 2008, as amended on July 25, 2008.

10.19	—Form confidentiality and non-competition agreement.*

10.20	—Incentive share plan.*

10.21	—2008 Performance Incentive Plan.*

21.1	—Subsidiaries of Registrant.*

23.1	—Consent of Ernst & Young Hua Ming.

23.2	—Consent of Conyers, Dill and Pearman (included in Exhibit 5.1).

23.3	—Consent of Jingtian & Gongcheng.*

23.4	—Consent of American Appraisal.*

23.5	—Consent of iResearch.*

23.6	—Consent of CCID.*

23.7	—Consent of Carol Yu.*

24.1	—Powers of Attorney (included on the signature page of this registration statement).*

99.1	—Code of Business Conduct and Ethics of the Registrant.*

99.2	—Form of opinion of Jingtian & Gongcheng, the People’s Republic of China Counsel to the Registrant, as to PRC legal matters.*

*	Previously filed.

(b) Financial Statement Schedules.

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China on July 29, 2008.

China Distance Education Holdings Limited

By:	/S/ PING WEI
Name:	PING WEI
Title:	Chief Financial Officer

Each of the undersigned officers and directors of China Distance Education Holdings Limited hereby severally constitutes and appoints Zhengdong Zhu and Ping Wei and, and each of them singly, the true and lawful attorney with full power to them, and each of them singly, to sign for the undersigned and in his or her name in the capacities indicated below, any and all amendments, including post-effective amendments, to this Registration Statement, and generally to do all such things in the undersigned’s name and behalf in such capacities to enable China Distance Education Holdings Limited to comply with the applicable provisions of the Securities Act of 1933, and all rules and regulation thereunder, and all requirements of the Securities and Exchange Commission, and each of the undersigned hereby ratifies and confirms all that said attorneys or any of them shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated in Beijing, China on July 29, 2008.

Signature	Capacity

* Zhengdong Zhu	Chairman of the Board of Directors and Chief Executive Officer

* Baohong Yin	Director and Deputy Chairman

* Hongfeng Sun	Director and Senior Vice President

* Yanping Chang	Director

* Jianming Shi	Director

* Ruirong Yang	Director

* Xiaoshu Chen	Director

* Liankui Hu	Director

/s/ Ping Wei Ping Wei	Chief Financial Officer

* Winghong Chan	Controller

* By: /s/ Ping Wei Ping Wei Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Distance Education Holdings Limited has signed this registration statement or amendment thereto in Newark, Delaware, U.S.A. on July 29, 2008.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Puglisi & Associates, Managing Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	—Form of Underwriting Agreement.*

3.1	—Form of Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect.*

4.1	—Form of Ordinary Share Certificate.*

4.2	—Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the closing of this offering.*

4.3	—Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary.*

4.4	—Form of American depositary receipt evidencing American depositary shares (included in Exhibit 4.3).*

5.1	—Opinion of Conyers, Dill and Pearman, Cayman, the Cayman Islands counsel to the Registrant, regarding the issue of ordinary shares being registered.*

8.1	—Opinion of O’Melveny & Meyers LLP regarding certain U.S. federal tax matters.*

8.2	—Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters.*

10.1	—Technical Support and Consultancy Services Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 1, 2004.*

10.2	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Zhengdong Zhu, dated May 1, 2004.*

10.3	—Equity Pledge Agreement between Beijing Champion Distance Education Technology Co., Ltd. and Baohong Yin, dated May 1, 2004.*

10.4	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Zhengdong Zhu, dated May 9, 2004.*

10.5	—Exclusive Purchase Rights Agreement among China Distance Education Limited, Beijing Champion Hi-Tech Co., Ltd. and Baohong Yin, dated May 9, 2004.*

10.6	—Courseware License Agreement between Beijing Champion Hi-Tech Co., Ltd. and Beijing Champion Distance Education Technology Co., Ltd., dated August 1, 2004.*

10.7	—Software License Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

10.8	—Courseware Production Entrustment Agreement between Beijing Champion Education Technology Co., Ltd. and Beijing Champion Hi-Tech Co., Ltd., dated May 20, 2007.*

10.9	—Letter of Undertaking from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., dated February 13, 2008.*

10.10	—Letter of Undertaking from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated February 13, 2008.*

10.11	—Declaration Letter by Zhengdong Zhu, dated March 24, 2008.*

10.12	—Declaration Letter by Baohong Yin, dated March 24, 2008.*

10.13	—Power of Attorney by Zhengdong Zhu, dated March 25, 2008.*

10.14	—Power of Attorney by Baohong Yin, dated March 25, 2008.*

10.15	—Notice from Beijing Champion Distance Education Technology Co., Ltd. to Beijing Champion Hi-Tech Co., Ltd., Zhengdong Zhu and Baohong Yin, dated March 25, 2008.*

Exhibit No.	Description of Exhibit
10.16	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to the Registrant, dated March 25, 2008.*

10.17	—Acknowledgement Letter from Zhengdong Zhu and Baohong Yin to Beijing Champion Distance Education Technology Co., Ltd., dated March 25, 2008.*

10.18	—Shareholders Agreement among the Registrant, China Distance Education Limited, Beijing Champion Distance Education Technology Co., Ltd., Beijing Champion Education Technology Co., Ltd., Beijing Champion Hi-Tech Co., Ltd., Champion Shine Trading Limited, Empire China Limited, Zhengdong Zhu, Hongfeng Sun, Baohong Yin, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, and Artson Limited, dated March 7, 2008, as amended on July 25, 2008.

10.19	—Form confidentiality and non-competition agreement.*

10.20	—Incentive share plan.*

10.21	—2008 Performance Incentive Plan.*

21.1	—Subsidiaries of Registrant.*

23.1	—Consent of Ernst & Young Hua Ming.

23.2	—Consent of Conyers, Dill and Pearman (included in Exhibit 5.1).

23.3	—Consent of Jingtian & Gongcheng.*

23.4	—Consent of American Appraisal.*

23.5	—Consent of iResearch.*

23.6	—Consent of CCID.*

23.7	—Consent of Carol Yu.*

24.1	—Powers of Attorney (included on the signature page of this registration statement).*

99.1	—Code of Business Conduct and Ethics of the Registrant.*

99.2	—Form of opinion of Jingtian & Gongcheng, the People’s Republic of China Counsel to the Registrant, as to PRC legal matters.*

*	Previously filed.